United States
                     Securities and Exchange Commission
                         Washington, D.C. 20549

                               Schedule 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.  )*

                Rollins Environmental Services, Inc.
- ------------------------------------------------------------------------
                          (Name of Issuer)

                    Common Stock $1.00 Par Value
- ------------------------------------------------------------------------
                   (Title of Class of Securities)

                            775709
               ----------------------------------------
                          (CUSIP Number)

         James M. Plasynski, Westinghouse Electric Corporation,
       11 Stanwix Street, Pittsburgh, PA  15222,  (412) 642-2591
- ------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           March 31, 1995
               ----------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _.

Check the following box if a fee is being paid with the statement.X (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    Schedule 13D

CUSIP No.  775709
           -----------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Westinghouse Electric Corporation
     25-0877540

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)__

(b)__

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   00 (See Item 3)

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)
__

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Incorporated in Pennsylvania

NUMBER OF          7  SOLE VOTING POWER
SHARES                None (See amended Item 5)
BENEFICIALLY
OWNED BY           8  SHARED VOTING POWER
EACH                  None
REPORTING
PERSON             9  SOLE DISPOSITIVE POWER
WITH                  10,731,707

                   10 SHARED DISPOSITIVE POWER
                      None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    10,731,707

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES* __

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    15.1% (See Item 5)

14  TYPE OF REPORTING PERSON*
    CO
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.     Security and Issuer

     This statement relates to the Common Stock, $1.00 par value (the "Common Stock") of Rollins Environmental Services, Inc., a Delaware corporation ("Rollins") with its principal executive offices at 2200 Concord Pike, One Rollins Plaza, Wilmington, Delaware 19803.

Item 2.     Identity and Background

     This statement is being filed by Westinghouse Electric Corporation, a Pennsylvania corporation ("Westinghouse").

     Westinghouse is a diversified, global, technology-based corporation operating in the principal business arenas of television and radio broadcasting, advanced electronic systems for the defense industry, environmental services, management services at government-owned facilities, services and fuel for the nuclear energy market, services and equipment for the power generation market, transport temperature control equipment, land development for luxury communities, and office furniture systems.

     Westinghouse's principal business address is, and its principal executive office is located at, Westinghouse Building, 11 Stanwix
Street, Pittsburgh, Pennsylvania  15222.

     Attached hereto as Schedule I and incorporated herein by reference is a list of the directors and executive officers of Westinghouse, setting forth the following information with respect to each such person: (i) name, (ii) business address and (iii) present principal occupation or employment and the name and address of any corporation or other organization in which such employment is conducted. Each person identified in Schedule I hereto is a United States citizen.

     During the last five years, neither Westinghouse nor, to the best of Westinghouse's knowledge, any person identified in Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been subject to a judgment, decree or final order of a judicial or administrative body of competent jurisdiction enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

     This statement relates to Westinghouse's acquisition on March 31, 1995 of $66,000,000 principal amount of 7.25% Convertible Subordinated Debentures Due March 31, 2005 (the "Debentures") of Rollins.

     The Debentures were acquired by Westinghouse on March 31, 1995 pursuant to the terms of a Stock Purchase Agreement between Westinghouse and Rollins dated March 7, 1995 (the "Stock Purchase Agreement") and a Debenture Purchase Agreement between Westinghouse and Rollins dated March 31, 1995 (the "Debenture Agreement"). The Debentures are subject to an Indenture dated March 31, 1995 between Rollins and Texas Commerce Bank National Association (the "Indenture"). The Debentures were received by Westinghouse as part of the consideration for Westinghouse's sale of the stock of its wholly owned subsidiary, National Electric, Inc. ("NEI"), to Rollins.

     The Debentures are convertible, in whole or in any portion of the principal amount thereof which equals $1,000 or any integral multiple thereof, at any time on or before the close of business on March 31, 2005, into shares of Common Stock at the conversion price, determined as provided in the Indenture (the "Conversion Price"), in effect at the time of conversion. In the event the Debentures are called for redemption, such conversion privilege expires at the close of business on the redemption date, unless Rollins defaults in making the payment due upon redemption. The Indenture provides that the Conversion Price shall be $6.15 principal amount per share of Common Stock, subject to adjustment in certain instances. The number of shares of Common Stock received will be equal to the principal amount of the Debentures converted divided by the Conversion Price. At the Conversion Price of $6.15, the Debentures would be convertible into 10,731,707 shares of Common Stock.

Item 4.     Purpose of Transaction.

     The Debentures were acquired by Westinghouse for investment purposes as part of the consideration for Westinghouse's sale of the stock of NEI to Rollins. The conversion feature of such Debentures gives Westinghouse an opportunity to participate in the potential appreciation of the price of the Common Stock.

     Westinghouse may, however, dispose of the Debentures or any Common Stock acquired upon conversion of the Debentures at any time or from time to time in private transactions, in sales pursuant to a registration statement or in sales otherwise in compliance with applicable securities laws, subject to the transfer restrictions in
Section 4.1 of the Debenture Agreement attached hereto as Exhibit 2, which section is incorporated herein by reference. The Debenture Agreement grants Westinghouse certain registration rights with respect to the Debentures. It also provides that Westinghouse will not, without the prior written consent of Rollins, sell, transfer or otherwise dispose of Common Stock or a principal amount of the Debentures equal to more than .843793% of the outstanding Common Stock on a fully diluted basis (including shares issuable upon redemption or conversation pursuant to the Indenture) to any individual purchaser or its affiliates in a private transaction.

     Westinghouse has no current intention to acquire any additional securities of Rollins. Furthermore, Westinghouse has agreed pursuant to
Section 5.2 of the Debenture Agreement, which section is incorporated herein by reference, that, so long as no default or event of default has occurred and is continuing, and no event has occurred and is continuing which with the lapse of time or the giving of notice, or both, would constitute an event of default, under either the Indenture or the Indenture between Rollins and First Fidelity Bank, N.A., dated March 31, 1995 (the "Senior Indenture"), with respect to $16,800,000 principal amount of 7.75% Senior Unsecured Series Securities of Rollins due 2005 (the "Senior Debentures") acquired by Westinghouse from Rollins as part of the consideration for its sale of the stock of NEI to Rollins, neither Westinghouse nor its affiliates will, except within the terms of a specific request from Rollins, take certain actions with respect to Rollins as specified in Section 5.2 of the Debenture Agreement, including, but not limited to, the acquisition of any securities entitled to be voted generally in the election of directors of Rollins, entering into business combinations with respect to Rollins, and taking action to seek or to offer to control or influence the management, Board of Directors or policies of Rollins.

     Although the foregoing reflects the current intentions of Westinghouse, such intentions are subject to change at any time. Except as set forth above, neither Westinghouse nor, to the best of Westinghouse's knowledge, any person identified in Schedule I hereto, has any present plans or proposals which relate to or would result in any of the actions listed in Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

     Westinghouse has the right to acquire 10,731,707 shares of Common Stock upon conversion of the Debentures pursuant to the terms of the Indenture. In the event Westinghouse converted the Debentures into Common Stock, it would own 15.1% of the then issued and outstanding shares of Common Stock (i.e., 60,375,811 shares issued and outstanding at December 31, 1994 as set forth in Rollins' Report on Form 10-Q for the quarterly period ended December 31, 1994, plus the 10,731,707 shares which Westinghouse has the right to acquire).

     Westinghouse has sole investment power over the Debentures, and would have sole investment power over 10,731,707 shares of Common Stock in the event it converted the Debentures. Westinghouse has agreed pursuant to Section 5.3 of the Debenture Agreement, which section is incorporated herein by reference, that, in the event it owns shares of Common Stock pursuant to conversion of the Debentures, it will deliver proxies to Rollins to vote all such shares of Common Stock in the same proportion as all other shares of Common Stock are voted, so long as no default or event of default has occurred and is continuing, and no event has occurred and is continuing which with the lapse of time or the giving of notice or both, would constitute an event of default, under either the Indenture or the Senior Indenture.

     Except as described above and in Item 3, (i) neither Westinghouse nor, to the best of Westinghouse's knowledge, any person identified in
Schedule I hereto beneficially owns any shares of the Common Stock, and
(ii) no transactions in such shares have been effected during the past 60 days by Westinghouse or, to the best of Westinghouse's knowledge, any person identified on Schedule I hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information contained in Items 3, 4 and 5 above is hereby incorporated by reference in response to this Item 6. In connection with its sale of the stock of NEI to Rollins, Westinghouse received the Senior Debentures, Rollins assumed all of Westinghouse's obligations and duties under certain industrial development bonds (the "IDBs") , Westinghouse and Rollins entered into certain agreements regarding the remarketing of the IDBs, and Rollins agreed if necessary to amend Rollins' Rights Agreement dated as of June 14, 1989 to ensure that the issuance of the Debentures does not cause a "Triggering Event" under such Rights Agreement, all as set forth in Sections 2.1, 7.7 and 7.8 of the Stock Purchase Agreement attached hereto as Exhibit 1, which sections are incorporated herein by reference. Other than the arrangements set forth in this Item 6, neither Westinghouse nor, to the best of Westinghouse's knowledge, any person identified in Schedule I hereto, has any contracts, arrangements, understandings or relationships with any person with respect to any securities of Rollins.

Item 7.     Material to be Filed as Exhibits.

            Exhibit 1.  Stock Purchase Agreement dated March 7, 1995.
            Exhibit 2.  Debenture Purchase Agreement dated March 31,
                        1995.
            Exhibit 3.  Indenture dated March 31, 1995.

     Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                   WESTINGHOUSE ELECTRIC CORPORATION

Dated: April 10, 1995
                                   By: /s/ Fredric G. Reynolds
                                   Name:   Fredric G. Reynolds
                                   Title:  Executive Vice President and
                                             Chief Financial Officer

                              Schedule I

                   Name, business address, and present
                  principal occupation or employment of
                 the directors and executive officers of
                     Westinghouse Electric Corporation:


                               Directors

                                      Present Principal Occupation
Name, Business Address                and Address of Employment


Frank C. Carlucci                     Chairman
The Carlyle Group                     The Carlyle Group
1001 Pennsylvania Avenue, N.W.        1001 Pennsylvania Avenue, N.W.
Washington, DC  20004-2505            Washington, DC  20004-2505

Gary M. Clark                         President
Westinghouse Electric  Corporation    Westinghouse Electric Corporation
Westinghouse Building                 Westinghouse Building
11 Stanwix Street                     11 Stanwix Street
Pittsburgh, PA  15222                 Pittsburgh, PA  15222

George H. Conrades                    President and CEO
Bolt Beranek & Newman Inc.            Bolt Beranek & Newman Inc.
150 Cambridge Park Drive              150 Cambridge Park Drive
Cambridge, MA  02140                  Cambridge, MA  02140

William H. Gray III                   President and Chief Executive
United Negro College Fund, Inc.       Officer
8260 Willow Oaks Corporate Drive      United Negro College Fund, Inc.
P.O. Box 10444                        8260 Willow Oaks Corporate Drive
Fairfax, VA   22031                   P. O. Box 10444
                                      Fairfax, VA  22031

Michael H. Jordan                     Chairman and Chief Executive
Westinghouse Electric Corporation       Officer
Westinghouse Building                 Westinghouse Electric Corporation
11 Stanwix Street                     Westinghouse Building
Pittsburgh, PA  15222                 11 Stanwix Street
                                      Pittsburgh, PA  15222

David T. McLaughlin                   Chairman and  Chief Executive
The Aspen Institute                     Officer
Carmichael Road                       The Aspen Institute
Queenstown, MD  21658                 Carmichael Road
                                      Queenstown, MD 21658

Rene C. McPherson                     Retired Chairman
#1 Pumpkin Key Lane                   Dana Corporation
Ocean Reef Club
N. Key Largo, FL  33037-3769

Richard M. Morrow                     Retired Chairman and
AMOCO Corporation                         Chief Executive Officer
200 E. Randolph Drive                 AMOCO Corporation
Chicago, IL 60601-7125                200 E. Randolph Drive
                                      Chicago, IL  60601

Richard R. Pivirotto                  President
Richard R. Pivirotto Co., Inc.        Richard R. Pivirotto Co., Inc.
111 Clapboard Ridge Road              111 Clapboard Ridge Road
Greenwich, CT  06830                  Greenwich, CT  06830

Paula Stern                           President
The Stern Group, Inc.                 The Stern Group, Inc.
3314 Ross Place, N.W.                 3314 Ross Place, N.W.
Washington, DC  20008                 Washington, DC  20008

Robert D. Walter                      Chairman and CEO
Cardinal Health, Inc.                 Cardinal Health, Inc.
655 Metro Place South                 655 Metro Place South
Suite 925                             Suite 925
Dublin, OH  43017                     Dublin, OH  43017

                        Executive Officers

                                      Present Principal Occupation
Name, Business Address                and Address of Employment


Michael H. Jordan                     Chairman and Chief Executive
Westinghouse Electric Corporation       Officer
Westinghouse Building                 Westinghouse Electric Corporation
11 Stanwix Street                     Westinghouse Building
Pittsburgh, PA  15222                 11 Stanwix Street
                                      Pittsburgh, PA  15222

Gary M. Clark                         President
Westinghouse Electric Corporation     Westinghouse Electric Corporation
Westinghouse Building                 Westinghouse Building
11 Stanwix Street                     11 Stanwix Street
Pittsburgh, PA  15222                 Pittsburgh, PA  15222

Frank R. Bakos                        President - Power Generation
Westinghouse Electric Corporation     Westinghouse Electric Corporation
The Quadrangle                        The Quadrangle
4400 Alafaya Trail                    4400 Alafaya Trail
Orlando, FL  32826-2399               Orlando, FL  32826-2399

Louis J. Briskman                     Senior Vice President and General
Westinghouse Electric Corporation       Counsel
Westinghouse Building                 Westinghouse Electric Corporation
11 Stanwix Street                     Westinghouse Building
Pittsburgh, PA  15222                 11 Stanwix Street
                                      Pittsburgh, PA  15222

Francis J. Harvey                     President - Electronic Systems
Westinghouse Electric Corporation     Westinghouse Electric Corporation
P.O. Box 1693, M.S. A500              P.O. Box 1693, M.S. A500
Baltimore, MD  21203                  Baltimore, MD  21203

W. C. Bill Korn                       Chairman and Chief Executive
Westinghouse Broadcasting Company      Officer - Westinghouse
200 Park Avenue                        Broadcasting Company
New York, NY  10166                   Westinghouse Broadcasting Company
                                      200 Park Avenue
                                      New York, NY  10166

Richard A. Linder                     Chairman - Electronic Systems
Westinghouse Electric Corporation     Westinghouse Electric Corporation
P. O. Box 1693, Mail Stop A500        P. O. Box 1693, Mail Stop A500
Baltimore, MD  21203                  Baltimore, MD  21203

James S. Moore                        President - Westinghouse
Westinghouse Electric Corporation       Government  & Environmental
11 Stanwix Street                       Services Co.
Pittsburgh, PA  15222                 Westinghouse Electric Corporation
                                      11 Stanwix Street
                                      Pittsburgh, PA  15222

Fredric G. Reynolds                   Executive Vice President
Westinghouse Electric Corporation       and Chief Financial Officer
Westinghouse Building                 Westinghouse Electric Corporation
11 Stanwix Street                     Westinghouse Building
Pittsburgh, PA  15222                 11 Stanwix Street
                                      Pittsburgh, PA  15222

Louis J. Valerio                      Vice President and Controller
Westinghouse Electric Corporation     Westinghouse Electric Corporation
Westinghouse Building                 Westinghouse Building
11 Stanwix Street                     11 Stanwix Street
Pittsburgh, PA  15222                 Pittsburgh, PA  15222

James F. Watson, Jr.                  President - Thermo King
Thermo King Corporation               Thermo King Corporation
314 W. 90th Street                    314 W. 90th Street
Minneapolis, MN  55420                Minneapolis, MN  55420

Nathaniel D. Woodson                  President - Energy Systems
Westinghouse Electric Corporation     Westinghouse Electric Corporation
Energy Center                         Energy Center
4350 Northern Pike                    4350 Northern Pike
Monroeville, PA  15146                Monroeville, PA  15146

                          EXHIBIT INDEX


                                                              Page No.

Exhibit 1   Stock Purchase Agreement dated March 7, 1995.          11
Exhibit 2   Debenture Purchase Agreement dated March 31, 1995.     83
Exhibit 3   Indenture dated March 31, 1995.                       102

                           EXHIBIT 1
                                           FINAL EXECUTION COPY











                               STOCK PURCHASE AGREEMENT

                                       between

                          WESTINGHOUSE ELECTRIC CORPORATION
                                      (Seller)
                                        and
                         ROLLINS ENVIRONMENTAL SERVICES, INC.
                                      (Buyer)

                                        for

                                NATIONAL ELECTRIC, INC.
                                A MINNESOTA CORPORATION

                         Dated as of this 7th day of March, 1995




ARTICLE 1

SALEOF APTUS                                                          1
     1.1  The Sale                                                    1
          1.1.1  The Sale of the Shares                               1

ARTICLE 2

PRICE                                                                 1
     2.1  Purchase Price                                              2
     2.2  Payment of Purchase Price                                   2
          2.2.1  Closing Date Payment                                 2
          2.2.2  Issuance of Securities                               2
          2.2.3     Assumption of IDB Loan Agreement                  2
     2.3  Purchase Price Adjustment                                   3
          2.3.1  Post Closing Adjustment of Purchase Price            3
          2.3.2  Adjustments Procedure                                3
     2.4  Interest Payment on Cash                                    3

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER                              4
     3.1  Organization; Power and Authority                           4
     3.2  Authorization, Execution and Validity of Agreement          4
     3.3  Capitalization                                              4

          3.3.1  NEI                                                  4
          3.3.2  Aptus                                                5
     3.4  Organizational Records                                      5
     3.5  Financial Statements                                        5
     3.6  Absence of Undisclosed Liabilities                          5
     3.7  Absence of Certain Changes                                  6
     3.8  No Conflict; Seller Consents                                7
     3.9  Real Property                                               7
          3.9.1  Owned Real Property                                  7
          3.9.2  Leased Real Property                                 8
     3.10  Personal Property                                          8
           3.10.1  Owned Personal Property                            8
           3.10.2  Leased Personal Property                           8
           3.10.3  Computer and Telecommunications Equipment and
                   Software                                           8
                   3.10.3.1  Equipment                                9
                   3.10.3.2  Software                                 9
              3.10.4  NEI Property                                    9
     3.11  Condition of Assets                                        9
     3.12  Insurance                                                  9
     3.13  Contracts                                                 10
     3.14  Inventory                                                 11
     3.15  Accounts Receivable                                       11
     3.16  Litigation                                                11
     3.17  Laws and Permits                                          12
           3.17.1  Compliance with Laws                              12
           3.17.2  Permits and Licenses                              12
     3.18  Environmental Matters                                     12
     3.19  Patents, Trademarks and Similar Rights                    13
           3.19.1  Intellectual Property.                            13
           3.19.2  Licenses; Infringement.                           13
     3.20  Employees                                                 14
           3.20.1  Employees                                         14
           3.20.2  Unions.                                           14
           3.20.3  Employee and Consulting Contracts                 14
           3.20.4  NLRB                                              14
     3.21  Employee Benefits                                         14
           3.21.1  Plans.                                            15
           3.21.2  Records.                                          15
           3.21.3  Actions.                                          15
           3.21.4  Funding.                                          15
           3.21.5  Multiemployer Plans                               16
           3.21.6  Acceleration of Benefits                          16
     3.22  Taxes                                                     16
           3.22.1  Returns                                           16
           3.22.2  Extensions.                                       16
           3.22.3  Affiliated Groups.                                17
           3.22.4  Audits.                                           17
     3.23  Brokers                                                   17
     3.24  No Subsidiaries or Investments                            17
     3.25  Sufficiency of Assets                                     17
     3.26  Bank Accounts                                             17
     3.27  Certain Relationships                                     17
     3.28  Full Disclosure                                           17
     3.29  Sophisticated Seller                                      18
     3.30  Schedule References                                       18

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER                              18
     4.1  Organization; Power and Authority                          18
     4.2  Authorization, Execution and Validity                      18
     4.3  No Conflict; Buyer Consents                                18
     4.4  Brokers                                                    18
     4.5  Purchase for Investment                                    19

ARTICLE 5

COVENANTS OF SELLER                                                  19
     5.1  Cooperation by Seller                                      19
     5.2  Pre-Closing Access to Information                          19
     5.3  Conduct of Business                                        20
          5.3.1  Business in Ordinary Course                         20
          5.3.2  Buyer's Consent                                     21
          5.3.3  Representations and Warranties                      21
     5.4  Further Assurances                                         21
          5.4.1  Additional Documents                                21
          5.4.2  Certain Consents                                    21
     5.5  Supplements to Schedules                                   22
     5.6  Certain Financial Covenants                                22
     5.7  Exclusive Dealing                                          23
     5.8  Closure and Post Closure Costs and Financial Assurances    23
          5.8.1  Closing Date Closure and Post-Closure
                 Costs Defined                                       23
          5.8.2  Financial Assurances Defined                        23
          5.8.3  Increases in Costs or Required Assurances           23
          5.8.4     Insurance Premium Payments                       23
          5.8.5  Letters of Credit                                   23
     5.9  Right to Seller Business Post Closing                      25
     5.10  Right to Seller Intellectual Property Post Closing        25
     5.11  MIS and Telecommunications Services Post Closing          25
     5.12  Intercompany Accounts                                     26
     5.13  Preparation of Financial Statements                       26
     5.14                                                            26
     5.15  Leased Real Property                                      26
     5.16  Certain Environmental Clean-ups                           26

ARTICLE 6

COVENANTS OF BUYER                                                   27
     6.1  Cooperation by Buyer                                       27
     6.2  Due Diligence Activities                                   27
     6.3  Further Assurances                                         27
     6.4  HSR Act Compliance                                         27
     6.5  Release from Guarantees                                    27
     6.6  Due Diligence - Post-Signing                               28
     6.7  Repayment of Working Capital Advance                       28

ARTICLE 7

MUTUAL COVENANTS                                                     28
     7.1  Employee Matters                                           28
          7.1.1  Employment                                          28
          7.1.2  Union Representation                                29
          7.1.3  Termination of Coverage Under Seller's
                 Employee Benefit Plans and Coverage Under
                 Buyer's Employee Benefit Plans                      30

          7.1.4  Pension Plans                                       30
          7.1.5  Savings Program                                     30
          7.1.6  Welfare and Fringe Benefits                         31
     7.2  Tax Covenants                                              31
          7.2.1  Apportionment of Income Taxes Between Pre-Closing
                 and Post-Closing Periods                            31
          7.2.2  Payment of Income Taxes                             31
          7.2.3  Preparation and Filing of Income Tax Returns        32
          7.2.4  Cooperation                                         32
          7.2.5  Refund Claims                                       33
          7.2.6  Tax Sharing Agreements                              33
          7.2.7  Notice of Audit                                     33
          7.2.8  Audits Controlled by Seller                         33
          7.2.9  Audits Controlled by Buyer                          33
          7.2.10  338(h)(10) Election                                33
          7.2.11  Net Operating Loss                                 34
          7.2.12  Carrybacks                                         34
     7.3  Books and Records                                          34
          7.3.1  Access.                                             34
          7.3.2  Destruction                                         34
          7.3.3  Confidentiality                                     34
          7.3.4  Assistance                                          34
     7.4  Non-Competition                                            35
     7.5  Access to Information                                      38
     7.6  Non-Solicitation of Employees                              38
     7.7  Rights Agreement                                           38
     7.8  Remarketing of IDBs and Cost Sharing                       38
          7.8.1  Initial Remarketing                                 38
          7.8.2  Remarketing of IDBs                                 38
          7.8.3  Effective Conversion Date                           39
                 7.8.3.1  Option of Buyer                            39
                 7.8.3.2  Option of Seller                           39
          7.8.4  IDB Cost Sharing                                    40
                 7.8.4.1  Calculation and Payment                    40
          7.8.5  Cooperation                                         40
                 7.8.5.1  Remarketing Agent                          41
                 7.8.5.2  Interest Rate Cap                          41
          7.8.6  Underwriting Costs                                  41
          7.8.7  Conversion                                          41
          7.8.8  Rebate Obligation                                   41

ARTICLE 8

CONDITIONS PRECEDENT TO CLOSING                                      41
     8.1  Conditions Precedent to Buyer's Obligations                41
          8.1.1  Accuracy of Representations and Warranties          41
          8.1.2  Litigation                                          42
          8.1.3  Covenants                                           42
          8.1.4  Deliveries                                          42
          8.1.5  Consents                                            42
          8.1.6     Customers                                        42
          8.1.7  No Material Adverse Effect                          42
     8.2  Conditions Precedent to Seller's Obligations               42
          8.2.1  Truth of Representations and Warranties             42
          8.2.2  Litigation                                          42
          8.2.3  Covenants                                           42
          8.2.4  Deliveries                                          42
          8.2.5  [Intentionally Left Blank]                          42

          8.2.6  Permits                                             43

ARTICLE 9

CLOSING                                                              43
     9.1  Time and Place                                             43
     9.2  Deliveries by Seller                                       43
     9.3  Deliveries by Buyer                                        44

ARTICLE 10

TERMINATION PRIOR TO CLOSING DATE                                    45
     10.1  Termination                                               45
     10.2  Effect of Termination                                     46
           10.2.1  General                                           46

ARTICLE 11

INDEMNIFICATION AND PROCEDURES                                       46
     11.1  Indemnification by Seller                                 46
     11.2  Indemnification by Buyer                                  47
     11.3  Notice and Resolution of Claim                            48
           11.3.1  Notice                                            48
           11.3.2  Right to Assume Defense                           48
           11.3.3  Failure to Assume Defense.                        48
     11.4  Limits on Indemnification                                 48
     11.5  Survival                                                  49
     11.6  Exclusive Remedy                                          49
     11.7  No Mitigation                                             49
     11.8  Indemnity Payments                                        50
     11.9  Buyer's Cooperation                                       50
     11.10  Payment and Assignment of Claims                         50
            11.10.1  Payment                                         50
            11.10.2  Assignment                                      50
     11.11  Other Beneficiaries                                      50
     11.12  Consequential Damages; Other Limitations                 50

ARTICLE 12

CERTAIN ENVIRONMENTAL MATTERS                                        51
     12.1  Seller's Environmental Responsibility                     51
           12.1.1  Seller Indemnity                                  51
     12.2  Buyer Environmental Responsibility                        51
     12.3  Identified Environmental Concerns                         52
     12.4  Off-Site Disposal                                         52
     12.5  Environmental Violations                                  52
     12.6  Third Party Environmental Claim                           52
     12.7  Government Remediation Claim                              53
     12.8  Limitations and Deductibles                               53
     12.9  Miscellaneous                                             54
     12.10  Certain Remediation Activities                           54
            12.10.1  Coffeyville Contamination                       54
                     12.10.1.1  Responsibility of Seller             54
                     12.10.1.2  TCE Cost Sharing                     55
                     12.10.1.3  Survival                             55
            12.10.2  Control                                         55
            12.10.3  Access                                          55
            12.10.4  Cooperation                                     56

            12.10.5  Monitoring and Sampling                         56
            12.10.6  Conduct                                         56

ARTICLE 13

DEFINITIONS                                                          57

ARTICLE 14

MISCELLANEOUS                                                        65
     14.1  Severability                                              65
     14.2  Successors and Assigns                                    65
     14.3  Counterparts                                              65
     14.4  Headings                                                  65
     14.5  Waiver                                                    65
     14.6  No Third-Party Beneficiaries                              65
     14.7  Sales and Transfer Taxes                                  66
     14.8  Other Expenses                                            66
     14.9  Notices                                                   66
     14.10  Governing Law; Interpretation                            67
     14.11  Public Announcements                                     67
     14.12  Arbitration                                              67
     14.13  Financial Projections                                    68
     14.14  Confidentiality                                          68
     14.15  Entire Agreement; Amendment                              69
     14.16  Further Assurances                                       69
     14.17  Exclusive Jurisdiction and Consent to
            Service of Process                                       69


                      STOCK PURCHASE AGREEMENT


          THIS STOCK PURCHASE AGREEMENT ("Agreement") is made as of this 7th day of March, 1995 by and between WESTINGHOUSE ELECTRIC CORPORATION, a Pennsylvania corporation ("Seller"), and ROLLINS ENVIRONMENTAL
SERVICES, INC., a Delaware corporation ("Buyer").

                            R E C I T A L S

          A. Seller through Aptus, Inc., a Delaware Corporation ("Aptus") is engaged in the sale of services related to the transportation, storage, laboratory analysis and incineration of certain types of hazardous waste. Seller's transportation, storage, laboratory analysis, incineration and certain of its sales functions are conducted through Aptus. The major facilities are located in Aragonite, Utah; Coffeyville, Kansas; Denver, Colorado; Houston, Texas; and Lakeville, Minnesota. Seller also conducts certain related sales functions and provides related administrative support and information technology through facilities owned or leased directly by the Seller which are located in Pittsburgh, Pennsylvania. The foregoing business and operations shall collectively be referred to as "the Business."

          B. Aptus is a wholly owned subsidiary of National Electric, Inc., a Minnesota corporation ("NEI"), which is a wholly owned subsidiary of Seller.

          C. Buyer wishes to acquire from the Seller, and Seller wishes to sell to the Buyer all of the issued and outstanding shares of capital stock of NEI in the manner, for the consideration, and subject to the terms and conditions set forth herein;

           NOW, THEREFORE, Buyer and Seller, intending to be legally bound, hereby agree as follows:



ARTICLE 1

SALE OF APTUS

          1.1  The Sale.

                 1.1.1 The Sale of the Shares. On the terms and subject to the conditions of this Agreement, on the Closing, Seller shall sell and assign to Buyer and Buyer shall purchase and acquire all of the Shares.


ARTICLE 2

PRICE

          2.1 Purchase Price. The total consideration for the purchase of the Business as set forth in Article 1 hereof shall be One Hundred Thirty-Five Million Dollars ($135,000,000) ("Purchase Price"). The Purchase Price shall be composed of:

          (a)     Six Million, Five Hundred Thousand Dollars
($6,500,000) (the "Cash"); plus

          (b) The assumption by Buyer of all of Seller's obligations and duties under that certain Loan Agreement, dated as of June 1, 1990, between Tooele County, Utah (the "Issuer") and the Seller (the "IDB Loan Agreement") entered into in connection with the issuance by the Issuer of in the aggregate Forty-Five Million Seven Hundred Thousand Dollars ($45,700,000) principal amount of its Variable Rate Hazardous Waste Treatment Revenue Bonds (Westinghouse Electric Corporation Project), Series A (the "IDBs"); plus

          (c) The issuance by Buyer to Seller of Senior Unsecured Debentures (the "Senior Unsecured Debentures") having an aggregate principal amount of Sixteen Million Eight Hundred Thousand Dollars ($16,800,000) and having terms and conditions set forth in the form of indenture on Exhibit 2.1 (c), as the same may be adjusted by an amendment to such indenture pursuant to Section 2.4; plus

          (d) The issuance by Buyer to Seller of Subordinated Convertible Debentures (the "Subordinated Debentures") having an aggregate principal amount of Sixty-Six Million Dollars ($66,000,000) and having terms and conditions set forth in the form of indenture on
Exhibit 2.1 (d).

          2.2  Payment of Purchase Price.

                2.2.1 Closing Date Payment. At the Closing, Buyer shall pay the Cash to Seller by wire transfer in immediately available funds.

               Payment shall be made to a bank designated by Seller in writing not less than one business day prior to the Closing.

               2.2.2 Issuance of Securities. At the Closing, Buyer shall issue to Seller the Senior Unsecured Debentures and the Subordinated Convertible Debentures (collectively the "Securities") pursuant to the Debenture Purchase Agreement in the form attached as
Exhibit 2.2.2.

               2.2.3 Assumption of IDB Loan Agreement. At the Closing, Buyer shall assume all of the obligations and duties of Seller under the IDB Loan Agreement and will deliver the Assignment and Assumption Agreement in the form attached as Exhibit 2.2.3.

          2.3 Purchase Price Adjustment. The Purchase Price will be adjusted based on changes in the amount of Net Worth between the date of the December 1994 Balance Sheet and the Closing Date as follows:

               2.3.1 Post Closing Adjustment of Purchase Price. As soon as practicable, but not later than sixty (60) days after the Closing Date, Seller shall deliver to Buyer (i) the balance sheet of Aptus and NEI for the Date of Closing and related statements of income and cash flows for the period from December 31, 1994 to the Date of Closing, prepared in accordance with GAAP applied on a basis consistent with that used by Price Waterhouse in the preparation of the FYE 1993 and 1994 Financial Statements, (ii) the Financial Statements required by
Section 3.5 but not available at the execution hereof, and (iii) Seller's calculation of net worth which shall be calculated as of December 31, 1994 and adjusted in accordance with Schedule 2.3.1 (the "December 1994 Adjusted Net Worth") and at the Closing Date, also adjusted in accordance with Schedule 2.3.1 (the "Final Adjusted Net Worth"). Within thirty (30) days after receipt of the aforementioned items, Buyer shall either inform Seller in writing that the calculation of Final Adjusted Net Worth is acceptable or object to the calculation of Final Adjusted Net Worth in writing setting forth in reasonable detail Buyer's objections and the basis for those objections. If Buyer so objects and the Parties do not resolve such objections on a mutually agreeable basis within thirty (30) days after Seller's receipt thereof, the disagreement shall be resolved within an additional sixty (60) day period by a "Big 6" accounting firm jointly selected by the Parties (the "Independent Firm"). The decision of the Independent Firm shall be final and binding upon the Parties. Upon the agreement of the Parties or the decision of the Independent Firm, or if Buyer fails to deliver an objection to Seller within the thirty (30) day period provided above, the calculation of Final Adjusted Net Worth shall be deemed final. Each Party shall bear the fees, costs and expenses of its own accountants and shall share equally the fees, costs and expenses of the Independent Firm.

               2.3.2 Adjustments Procedure. If Final Adjusted Net Worth is equal to the December 1994 Adjusted Net Worth, no adjustment shall be made to the amount of outstanding Senior Unsecured Debentures. If Final Adjusted Net Worth is greater than the December 1994 Adjusted Net Worth, the amount of then outstanding Senior Unsecured Debentures shall be increased on a dollar-for-dollar basis to reflect such increase in the Final Adjusted Net Worth in excess of December 1994 Adjusted Net Worth. If Final Adjusted Net Worth is less than the December 1994 Adjusted Net Worth, the amount of the then outstanding Senior Unsecured Debentures shall be decreased on a dollar-for-dollar basis to reflect such decrease in the Final Adjusted Net Worth below the December 1994 Adjusted Net Worth.

          2.4 Interest Payment on Cash. At Closing, Buyer shall make an additional payment to Seller of Sixteen Thousand Dollars ($16,000.00) representing accrued interest on the Cash. This payment is to be made since no down payment was made in connection with this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

          Seller makes the following representations and warranties to
Buyer:

          3.1  Organization; Power and Authority.

               3.1.1 NEI is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota. Aptus is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The jurisdictions in which NEI and Aptus are qualified to conduct business as foreign corporations are set forth in Schedule 3.1.1, listed separately for each company. NEI and Aptus are duly qualified to transact business in each jurisdiction in which such qualification is required by Law, except where failure to be qualified would not have a Material Adverse Effect. NEI and Aptus have all corporate power needed to own or lease their respective assets and to carry on their respective business as they are now being conducted.

               3.1.2 The Seller is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. The Seller has all corporate power needed to execute, deliver and perform its obligations under this Agreement and to consummate the sale of the Shares.

               3.1.3 Schedule 3.1.3 sets forth a brief description of the corporate history and ownership of Aptus and NEI, identifying all corporate or partnership predecessors of NEI and Aptus, all Persons merged into NEI or Aptus, and all Persons whose liabilities were assumed by NEI or Aptus as a result of an acquisition, divestiture or reorganization, whether by operation of law or contract.

          3.2 Authorization, Execution and Validity of Agreement. The execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the sale of the Shares of Aptus and the Transferred Assets have been duly authorized by all necessary corporate action. This Agreement has been duly and validly executed by Seller, constitutes its valid and binding obligation and is enforceable against Seller in accordance with its terms.

          3.3  Capitalization.

               3.3.1 NEI. The authorized capital stock of NEI consists of the Shares, all of which are issued and outstanding. All of the Shares have been duly authorized and validly issued and are fully-paid and non-assessable. Seller is the beneficial and record owner of all of the Shares. The Shares are not subject to Liens or restrictions on transfer, other than restrictions imposed by applicable securities Laws. There is no authorized or outstanding option, subscription, warrant, call, right, commitment or other agreement obligating NEI to issue or transfer any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock.

               3.3.2 Aptus. The authorized capital stock of Aptus consists of the Aptus Shares, all of which are issued and outstanding. All of the Shares have been duly authorized and validly issued and are fully-paid and non-assessable. NEI is the beneficial and record owner of all of the Aptus Shares. The Aptus Shares are not subject to Liens or restrictions on transfer, other than restrictions imposed by applicable securities Laws. There is no authorized or outstanding option, subscription, warrant, call, right, commitment or other agreement obligating NEI to issue or transfer any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock.

          3.4 Organizational Records. Neither NEI or Aptus has violated its articles of incorporation or its by-laws. Copies of the articles of incorporation of Aptus and all amendments thereto, and of the by-laws of NEI and Aptus and all amendments thereto, certified to be complete and correct are attached as Schedule 3.4 hereto.

          3.5  Financial Statements.

               3.5.1 Schedule 3.5 hereto includes all of the Financial Statements. The Financial Statements have been prepared in connection with the sale of the Business and are prepared in accordance with GAAP applied on a basis consistent with that used by Price Waterhouse in connection with preparation of the FYE 1993 and 1994 Financial Statements. The Financial Statements are correct and complete and in accordance with the books and records of NEI and Aptus. The balance sheets included in the Financial Statements in each case fairly present in all material respects and in reasonable detail the financial condition, assets and liabilities of NEI and Aptus as at the respective dates specified therein, and the related statements of income and cash flows, for each of the periods then ended, fairly present in all material respects the results of the operations for the periods then ended.

               3.5.2 "Financial Statements" shall mean the "Audited Financial Statements" and the "Unaudited Financial Statements."
"Audited Financial Statements" shall mean the following: (i) audited balance sheets of Aptus and NEI as of December 31, 1993 and December 31, 1994; and (ii) audited statements of income and cash flows of Aptus and NEI for the periods ended December 31, 1993 and December 31, 1994. The Audited Financial Statements shall be prepared by Price Waterhouse. "Unaudited Financial Statements" shall mean the unaudited balance sheet of Aptus and NEI as of March 31, 1995 (the "March 1995 Balance Sheet") and the related statements of income and cash flows for the period then ended.

          3.6 Absence of Undisclosed Liabilities. Neither NEI nor Aptus have any debts, liabilities or obligations of any nature whatsoever, whether absolute, accrued, contingent or otherwise
(collectively, the "Undisclosed Liabilities") except:

          (a) liabilities that are referred to or reflected or reserved against on the December 1994 Balance Sheet or the March 1995 Balance Sheet or the notes thereto to the extent that the applicable accounting principles require such action, including matters relating to deferred tax accounts;

          (b) Retained Liabilities or other liabilities that were not required to be referred to or reflected or reserved against on the December 1994 Balance Sheet or the March 1995 Balance Sheet; and

          (c) liabilities, not referred to or reflected or reserved against on the December 1994 Balance Sheet or the March 1995 Balance Sheet, incurred in the ordinary course of business and consistent with past practices, none of which, individually or in the aggregate has a Material Adverse Effect.

          3.7  Absence of Certain Changes.  Except as set forth in
Schedule 3.7 or as contemplated by Section 5.12 hereto (Intercompany Accounts) or other provisions of this Agreement, the business of Aptus has been conducted, since December 31, 1994, in the ordinary course, and Aptus has not entered into any transaction (or committed to enter into any such transaction) other than in the ordinary course of its business. NEI is not conducting any business operations, and has not entered into any transactions since December 31, 1994, except those transactions necessary to vest title to the Owned Real Property in Aptus. In particular, without limiting the generality of the foregoing, Aptus has not since that date:

               3.7.1 purchased or redeemed directly or indirectly any shares of its capital stock;

               3.7.2 issued or sold or agreed to issue or sell any shares of its capital stock or any option, warrant, conversion or other right to acquire any such share or any securities convertible into or exchangeable for such shares, or amended its articles or by-laws;

               3.7.3 declared or paid any dividend or declared or made any other distribution on any of the shares of any class of their capital stock or on any other of their securities;

               3.7.4 acquired or sold, assigned, transferred, licensed, terminated, leased or disposed of any intangible assets;

               3.7.5 suffered or incurred any damage, destruction or liability (whether or not covered by any insurance), or any strike or work stoppage, that either by itself or in the aggregate has resulted in a Material Adverse Effect;

               3.7.6 incurred any obligations or liabilities for money borrowed (except for obligations to be discharged on or before Closing);

               3.7.7 mortgaged or pledged or subjected to any Lien, any of its material assets, tangible or intangible (excepting statutory liens of landlords, carriers, warehousemen, mechanics, materialmen and similar Persons incurred in the ordinary course of business for sums not yet due);

               3.7.8 sold, transferred or disposed of any of its assets except assets used or consumed in the ordinary course of business and obsolete equipment and equipment which has been replaced in the ordinary course of business;

               3.7.9 made any individual capital expenditures or commitments therefor in excess of $50,000.00;

               3.7.10 altered or revised in any material way any of its accounting principles, procedures, methods or practices;

               3.7.11 made any material amendment to any Contracts, other than in the ordinary course of business and consistent with past practices; or

               3.7.12 increased the compensation of any employees, except for normal periodic increases in the ordinary course of business and consistent with past practices, or entered into any employment or consulting agreement not terminable at will without penalty or continuing obligation.

          3.8  No Conflict; Seller Consents.  Except as set forth on
Schedule 3.8 or as would not have a Material Adverse Effect, the execution, delivery and performance by Seller of this Agreement will not
(a) violate any Law, (b) violate any Charter Document of Seller, (c) require any Consent from any Governmental Authority, (d) breach any Charter Document, Material Contract, Material Lease, or Material Permit of Aptus, or (e) result in the creation of any Lien on any assets of Aptus, including Transferred Assets. No governmental authorization, approval, order, permission, license, permit, certificate, franchise or consent, and no registration, declaration or filing with any court, governmental department, commission, authority, board, bureau, agency or other instrumentality, is required in connection with the execution, delivery and performance of this Agreement by Seller and the consummation by Seller of the transactions contemplated hereby, other than (a) those that have already been obtained (and copies provided to Buyer), (b) the transfer of certain FCC licenses identified on Schedule
3.8 from Seller to Aptus and (c) the transfer of certain Financial
Assurances.

          3.9  Real Property.

               3.9.1  Owned Real Property.

               (a) Schedule 3.9.1 lists and sets forth the full legal description for all of the real property owned by Aptus (the "Owned Real Property"). Aptus has good and marketable title to the Owned Real Property subject to no Liens, except Permitted Liens and except as disclosed on Schedule 3.9.1. Aptus owns no other real property and has no options or other interests in real property, except as disclosed on Schedule 3.9.1.

               (b) Aptus has not received any written notice for assessments for public improvements against any of the Owned Real Property which remains unpaid (nor is it negotiating any such assessments) and, to the best of Seller's knowledge, no such assessment has been proposed. There is no pending condemnation, expropriation, eminent domain or similar proceeding affecting all or any portion of any of such properties and, to the best of Seller's knowledge, no such proceeding is contemplated.

               3.9.2 Leased Real Property. Schedule 3.9.2 lists all of the real property leased by Aptus (as landlord or tenant) as of the date hereof (the "Leased Real Property"). All Leases relating to the Leased Real Property (the "Real Property Leases") and all amendments thereto are identified and described on Schedule 3.9.2 and true and correct copies have been delivered or made available to Buyer. All Leases are valid, binding and enforceable and in full force and effect, except as would not have a Material Adverse Effect. There has been no breach of any Real Property Lease by Aptus that would have a Material Adverse Effect which has not been cured or waived.

               3.9.3 NEI does not own, lease or have any interest in any real property.

          3.10  Personal Property.

               3.10.1  Owned Personal Property.  Except as set  forth on
Schedule 3.10.1 and except for Permitted Liens, Aptus has good and marketable title, subject to no Liens, to all personal property owned by Aptus, including property reflected on the books and records of Aptus and all personal property acquired or leased by Aptus since the date thereof, including the Transferred Assets, other than (a) property that has been disposed of in the ordinary course of business, (b) as contemplated by Schedule 5.3 hereto and (c) Leased Personal Property.

               3.10.2 Leased Personal Property. Schedule 3.10.2 lists all of the personal property leased to Aptus pursuant to a Material Personal Property Lease as of the date hereof ("Leased Personal Property"). All Material Personal Property Leases and all amendments thereto are identified and described on Schedule 3.10.2 and true and correct copies have been delivered or made available to Buyer. All Material Personal Property Leases are valid, binding and enforceable and in full force and effect, except as would not have a Material Adverse Effect. There has been no material breach of any such Material Personal Property Lease by Aptus that would have a Material Adverse Effect which has not been cured or waived.

               3.10.3  Computer and Telecommunications Equipment and
Software.

                         3.10.3.1     Equipment.  Schedule 3.10.3.1 sets
forth a complete listing and description of all computer or telecommunications equipment owned by Aptus or used by Aptus in the Business (the "MIS Equipment") indicating for each item of MIS Equipment whether it is owned by Aptus, owned by Seller, leased by Aptus or leased by Seller. Leased MIS Equipment is further identified by applicable lease and maintenance agreements (including date and vendor), remaining term and amount of monthly or yearly payments. If any MIS Equipment is leased by Seller, the lease shall be transferred to Aptus on or prior to

Closing without modification and with no increase in the lease payments for the then existing term. Certain MIS Equipment is identified by Buyer on Schedule 3.10.3.1 as MIS Equipment not required by Buyer past the MIS and Telecommunications Transition Period identified in Section
5.11 and shall be retained by Seller, or if leased equipment, the lease obligations shall be retained or assumed by Seller.

                         3.10.3.2     Software.  Schedule 3.10.3.2 sets
forth a complete listing and description of all computer or telecommunications software owned by Aptus or used by Aptus in the Business (the "MIS Software") indicating for each item of MIS Software whether it is proprietary to Aptus, proprietary to Seller, licensed by Aptus or licensed by Seller. Licensed MIS Software is further identified by applicable license and support agreements (including date and vendor), whether fully paid and if not, remaining term and amount of monthly or yearly payments. If any MIS Software is licensed by Seller, the license shall be transferred to Aptus (or to Buyer and all of its Subsidiaries) on or prior to Closing without modification and with no increase in the license fee for the then existing term of the license until the next renewal or change in license fees. Certain MIS Software is identified by Buyer on Schedule 3.10.3.2 as MIS Software not required by Buyer past the MIS and Telecommunications Transition Period identified in Section 5.11 and shall be retained by Seller, or if licensed software, the license obligations shall be retained or assumed by Seller.

               3.10.4 NEI Property. NEI does not own, lease or have any interest in any personal property.

          3.11 Condition of Assets. The personal property owned or leased by Aptus, including the Transferred Assets, and the improvements and structures located on the Real Property and the fixtures and appurtenances thereto are in working order, reasonable wear and tear excepted, are reasonably suitable for the uses for which they are intended and conform to the requirements of applicable law in all material respects. Except as specifically set forth in this Agreement, Seller makes no express or implied warranty of merchantability or fitness for a particular purpose, or any other warranty as to the condition or operation of the assets.

          3.12  Insurance.

               3.12.1 NEI, Aptus and its businesses and properties are insured as provided for in and by the policies and contracts of insurance fully described in Schedule 3.12.2. Schedule 3.12.2 also sets forth a three (3) year history of all claims made under such policies and the status or disposition of such claims. Such policies and contracts of insurance cover risks and are in such amounts as are required by applicable laws, permits, regulations, certificates, agreements and other instruments.

               3.12.2 All such policies are in full force and effect, all premiums with respect thereto have been paid to the extent due and no notice of cancellation or termination has been received with respect to any such policy (other than policies that have been replaced or are intended to be replaced prior to expiration by policies providing substantially the same coverage).

          3.13 Contracts. As of the date hereof, Schedule 3.13 sets forth a listing of all written material leases, contracts or commitments of any kind, or, to Seller's knowledge, all unwritten material leases, contracts or commitments of Aptus (the "Material Contracts"), including:

          (i) Contracts pertaining to the borrowing of money, including any letters of credit;

          (ii)     Contracts creating Liens;

          (iii)     Contracts creating Guarantees;

          (iv) Contracts relating to material employment or consulting services which are not cancellable within sixty (60) days or are in excess of Fifty Thousand Dollars ($50,000.00);

          (v) Contracts relating to capital expenditures in excess of Fifty Thousand Dollars ($50,000.00);

          (vi) Contracts limiting the freedom of Aptus to engage in or compete with any business;

          (vii) Contracts not yet fully performed for the purchase, lease or sale of real property or any business or line of business or for any merger or consolidation;

          (viii)     Joint venture or partnership agreements;

          (ix) Contracts or orders for future purchase or delivery of goods or rendition of services involving the payment by any party of more than Fifty Thousand Dollars ($50,000.00) or having a term greater than one year;

          (x)     Powers of Attorney;

          (xi)     Performance Bonds; and

          (xii) Contracts which commit Aptus to a volume guarantee or price level and are not terminable within six (6) months.

          All Material Contracts are valid and binding and in full force and effect, except as would not have a Material Adverse Effect. There has been no breach of any Material Contract by Aptus, that would have a Material Adverse Effect which has not been cured or waived. True and correct copies of all Material Contracts and all material amendments thereto have been delivered or made available to Buyer.

          NEI is not a party to any lease, contract or commitment of any kind.

          3.14  Inventory.

               3.14.1 Schedule 3.14 lists the amount of inventory held by Aptus for incineration or disposal by other means. The list indicates inventory levels at the end of each calendar month for the past twelve (12) months and is categorized by type of waste. All inventory conforms to its corresponding waste profile, except to the extent that nonconformance would not have a Material Adverse Effect.

               3.14.2 Inventory on the December 1994 Balance Sheet, other than inventory held for incineration or other disposal as described in 3.14.1 above, is of such a quantity that is historically usable in the ordinary course of business, and it has not been consigned to third parties.

          3.15 Accounts Receivable. All of the accounts and notes receivable of Aptus represent amounts receivable for merchandise actually delivered or services actually provided (or, in the case of non-trade accounts or notes represent amounts receivable in respect of other bona-fide business transactions), have arisen in the ordinary course of business, are not subject to any counterclaims or offsets and have been billed and are generally due within 30 days after such billing. All such receivables are fully collectible in the normal and ordinary course of business, except to the extent of a reserve in an amount not in excess of the reserve for doubtful accounts reflected on the balance sheet of Aptus. Schedule 3.15 hereto sets forth (a) the total amount of accounts receivable of Aptus outstanding as of the last day of the month immediately preceding the present month and (b) the agings of such receivables based on the following schedule: 0-30 days, 31-60 days, 61-90 days, and over 90 days, from the date of the invoice therefor.

          3.16 Litigation. Except as set forth on Schedule 3.16, there is no Action by any Person by or before any Governmental Authority that is pending or, to Seller's Knowledge, threatened in writing against NEI, Aptus or Seller dealing with the conduct or operation of the Business that involves an amount in excess of Fifty Thousand Dollars ($50,000.00). Except as set forth on Schedule 3.16, NEI, Aptus and Seller are not subject to any Order dealing with the conduct or operation of the Business.

          3.17  Laws and Permits.

               3.17.1  Compliance with Laws.  Except as disclosed on
Schedule 3.17.1, Aptus is in compliance with all federal, state and local laws, statutes, rules and regulations in effect as of the Closing Date that are applicable to Aptus, except where such noncompliance would not have a Material Adverse Effect.

               3.17.2 Permits and Licenses. All Permits required by any federal, state, local or foreign law, rule or regulation and necessary for the operation of Aptus as of the Closing Date have been obtained. Aptus is in compliance with all Permits in connection with the operation of the Business as of the Closing Date, except where noncompliance would not have a Material Adverse Effect. All Permits are current, valid and in full force and effect and will not be terminated by the consummation of the transactions contemplated by this Agreement. A listing of all Permits is set forth on Schedule 3.17.2 and complete and correct copies of each have been made available to the Buyer.
Except as set forth in Schedule 3.17.2, neither NEI or Aptus has received from any Governmental Authority any claim or notice of any violation or possible violation, of any building, zoning, fire, health, employment, environmental or other laws, ordinances, rules or regulations relating to its properties, premises, business or employees, within the past five (5) years with respect to environmental matters or within the past three (3) years with respect to other matters, nor has either received any notice that any revocation or limitation of any license, permit, certificate, approval or other authorization is threatened or pending. Aptus has complied or, with respect to any such claim or notice received within the prior 60 days, will resolve such claims or notices disclosed in Schedule 3.17.2 and there are no outstanding issues resulting from any environmental, health and safety inspections conducted by federal, state or local regulatory bodies except as listed on Schedule 3.17.2 which would have a Material Adverse Effect.

          3.18  Environmental Matters.

               3.18.1 Except as set forth in Schedule 3.18.1, neither NEI nor Aptus has received written notice from any third party including, without limitation any Governmental Authority, (i) that any Hazardous Substance which it has generated, transported or disposed of, has been found at any site at which a Governmental Authority or other Person has conducted, plans to conduct, or has demanded that NEI or Aptus conduct a remedial investigation, removal or other response action pursuant to any Environmental Law; or (ii) that it is or shall be a named party to any claim, action, cause of action, complaint, legal or administrative proceeding arising out of any Person's incurrence of costs, expenses, losses or damages of any kind whatsoever in connection with the presence or release of Hazardous Substances.

               3.18.2 Except as set forth in Schedule 3.18.2: (i) no portion of the real property or other assets of NEI or Aptus has been used by NEI or Aptus for the handling, processing, storage or disposal of Hazardous Substances except in compliance with applicable Environmental Laws, Permits, and Real Property Leases, unless any such non-compliance would not have, or not be reasonably expected to have, a Material Adverse Effect; (ii) in the course of any activities conducted by NEI or Aptus, no Hazardous Substances have been generated or are being used on such properties except in compliance with applicable Environmental Laws, Permits, and Real Property Leases unless any such non-compliance would not have, and would not be reasonably expected to have, a Material Adverse Effect; and (iii) to the best of Seller's knowledge, (I) there have been no releases of Hazardous Substances on, upon, from or into any real property owned or leased by NEI or Aptus which would have, or would be reasonably expected to have, a Material Adverse Effect; (II) no underground tank or other underground storage receptacle for Hazardous Substances is located on such properties; and
(III) no friable asbestos is located on such properties.

               3.18.3 Schedule 3.18.3 hereto lists by category or individual item all environmental inspections, investigations, studies, audits, tests, data, reviews or other analysis conducted by or on behalf of NEI or Aptus in the past five (5) years in relation to compliance with Environmental Laws at any property or business now or previously owned, operated or leased by NEI or Aptus which have been submitted to a Governmental Authority or conducted by or on behalf of any Governmental Authority and submitted by such Governmental Authority to NEI or Aptus, true and correct copies of which have been provided or made available to Buyer.

               3.18.4 To the best of Seller's knowledge, neither NEI nor Aptus has disposed of any Hazardous Waste or PCBs generated by Aptus or its customers (or under applicable Environmental Laws deemed to have been generated by Aptus or its customers) at any facility, except these set forth on Schedule 3.18.4.

          3.19  Patents, Trademarks and Similar Rights.

               3.19.1 Intellectual Property. Schedule 3.19 sets forth a true and complete list of all patents, patent applications, customized software, trade names, registered trademarks, registered copyrights and registered service marks and all applications therefor that are owned, licensed or used by Aptus (the "Intellectual Property") on the date of this Agreement. Except as set forth on Schedule 3.19, Aptus owns all right, title and interest in and to all Intellectual Property necessary to the conduct of its business as presently conducted, subject to no Lien or restriction (including confidentiality agreements). To Seller's knowledge, Aptus has not suffered any infringement or misappropriation of any Intellectual Property. No Action is pending or, to Seller's Knowledge, threatened asserting any such infringement or misappropriation by Aptus.

               3.19.2 Licenses; Infringement. Schedule 3.19 sets forth a true and complete list, as of the date of this Agreement, of all licenses for Intellectual Property between Aptus and any other entity. All such licenses are valid and in full force and effect. Except as set forth on Schedule 3.19, there is no pending or, to Seller's Knowledge, threatened, Action against Aptus contesting, its rights to or the validity of any Intellectual Property that it owns or licenses.

          3.20  Employees.

               3.20.1 Employees. Schedule 3.20.1 lists all of the employees who perform the majority of their work for Aptus as of the most recent date for which such information is available ("Employees") and sets forth the position and job classification of each such Employee as of that date, together with the following additional information: employer (if other than Aptus), location employed, date of hire, accrued vacation, and status (active, union/nonunion, on worker's compensation, disability, lay-off or leave). Seller has separately provided to Buyer information relating to the compensation of all Employees.

               3.20.2 Unions. Except as set forth on Schedule 3.20.2, there are no collective bargaining agreements or other union agreements applicable to any Aptus location. Since January 1, 1994, there has not been and there is not presently pending or existing any strike, slowdown, picketing, work stoppage, labor arbitration or proceeding in respect of the grievance of any employee or other labor dispute against or affecting Aptus or threatened against Aptus. No application for certification of a collective bargaining unit has been instituted or is pending or, to the best knowledge of Seller, has been threatened. Seller has not received any written notification or threat of any work stoppage or other labor dispute. There is no lock-out of any employee by Aptus nor is Seller contemplating or threatening a lock-out. Aptus has complied and is in compliance with all laws relating to the employment of labor, including, without limitation, any provisions thereof relating to wages, hours and collective bargaining except where failure to comply with such laws would not have a Material Adverse Effect.

               3.20.3 Employee and Consulting Contracts. Except as listed and described in Schedule 3.20.3, the directors, officers, employees and agents of Aptus are not covered by any written contract, agreement, indenture, instrument or commitment providing for a specified notice of termination or fixed term of employment. Schedule 3.20.3 hereto contains list of all written employment, service, agency, consulting, termination and severance contracts and agreements currently in effect entered into by Aptus with or for any or all of its directors, officers, employees, agents, consultants or independent contractors.

               3.20.4 NLRB. Except as set forth in Schedule 3.20.4, to Seller's Knowledge, no Aptus location is engaged in, nor has it received any written notice of any unfair labor practice, and no such complaints are pending before the National Labor Relations Board or any other Governmental Authority.

          3.21  Employee Benefits.

               3.21.1 Plans. Schedule 3.21.1 lists, as of the date of this Agreement, each written pension, retirement, profit-sharing, deferred compensation, bonus, incentive, performance, stock option, stock appreciation, phantom stock, stock purchase, restricted stock, medical, hospitalization, vision, dental or other health, life, disability, severance, termination or other employee benefit plan, program, arrangement, agreement or policy (including each ERISA Plan) (collectively, "Plans") which currently covers any Employee and to which Aptus or Seller on behalf of Aptus currently contributes (each, an "Employee Benefit Plan"). Except as set forth in Schedule 3.21.1, on the date of this Agreement each Employee Benefit Plan complies in all material respects, and has been operated and administered in all material respects, in accordance with all applicable requirements of all Laws, including ERISA and the Code, and no "reportable event", "prohibited transaction" (as such terms are defined in ERISA and the Code, as applicable) or termination has occurred with respect to any Employee Benefit Plan. Each ERISA Plan intended to qualify under
Section 401(a) of the Code has received a ruling or determination letter or will file for such determination letter within the applicable period, concluding that such ERISA Plan so qualifies, and to Seller's Knowledge, no event has occurred, amendment been adopted or action been taken that would cause such ERISA Plan to lose its qualified status.

               3.21.2 Records. Seller has delivered or made available to Buyer, on or before the date of this Agreement, copies of each Employee Benefit Plan and any amendments thereto and any related trust agreement, and, if applicable (a) the most recent actuarial valuation report, (b) the last filed Form 5500 or 5500-C, (c) the summary plan description currently in effect for each Employee Benefit Plan and all material modifications thereto, (d) the last financial statements for each Employee Benefit Plan and its related trust, if any, (e) the most recent determination letter issued with respect to each Employee Benefit Plan, and (f) a sample form of loan document under the Savings Program.

               3.21.3 Actions. Except as set forth on Schedule 3.21.3, on the date of this Agreement, there are no Actions pending (other than routine claims for benefits) or, to Seller's Knowledge, threatened, with respect to any Employee Benefit Plan.

               3.21.4 Funding. All contributions required under applicable Law or the terms of any Plan to be made by Seller on behalf of Aptus or Aptus to an Employee Benefit Plan have been made within the time prescribed by the applicable Law or Plan. There does not exist, on the date of this Agreement, any accumulated funding deficiency as to any ERISA Plan, nor has any waiver of the minimum funding standards been issued with respect to any ERISA Plan. On the date of this Agreement the fair market value of the assets of the Pension Plan does not equal or exceed the actuarial present value of all accrued benefits under such ERISA Plan, including early retirement subsidies, plant closing benefits and all other amounts considered to be benefit liabilities upon a standard termination of a defined benefit plan subject to Title IV of ERISA, with the said actuarial present value being determined by application of the actuarial methods and assumptions applied by such ERISA Plan's enrolled actuary at the most recent annual valuation of such ERISA Plan.

               3.21.5  Multiemployer Plans.  On the date of this
Agreement:

               (a) Schedule 3.21.5 sets forth the ERISA Plans which are "multiple employer" plan within the meaning of Section 4063 or 4064 of ERISA;

               (b) no ERISA Plan is a "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA or other applicable employee benefit legislation;

               (c) Aptus has no primary or secondary liability under the provisions of Section 4204 of ERISA or any agreement entered into in accordance with the provisions of that Section; and

               (d) neither Seller nor Aptus has (i) engaged in any transaction that could result in the imposition of any material liability pursuant to Section 4069 or 4212 of ERISA or (ii) incurred any material liability under or pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, and no event or condition exists with respect to Seller or Aptus that may result in the imposition of any material liability with respect to Buyer, Seller or Aptus or pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to Employee Benefit Plans.

               3.21.6  Acceleration of Benefits.  Except as set forth on
Schedule 3.21.6, on the date of this Agreement, the consummation of the transactions contemplated by this Agreement will not result in any increase in the amount of compensation or benefits or accelerate the vesting or timing of payment of any benefits payable to or in respect of any Employee or former Employee or the beneficiary or dependent of any Employee or former Employee.

          3.22  Taxes.

               3.22.1 Returns. All Covered Returns relating to NEI or Aptus that were required to be filed on or before the Closing have or will be timely filed. All Covered Taxes shown on such Covered Returns that are payable on or before the Closing Date by NEI or Aptus or are chargeable as a Lien upon any of their assets have been paid to the extent due and payable on or before the Closing Date. All Covered Taxes required to be withheld by or on behalf of NEI or Aptus have been withheld, and such withheld Covered Taxes have been duly and timely paid to the proper Governmental Authorities or are being properly held by NEI or Aptus for such payment.

               3.22.2 Extensions. Except as set forth on Schedule 3.22.2, no Contract extending the period of assessment or collection of any Covered Taxes for which NEI or Aptus would be held liable has been executed or filed, on or before the date of this Agreement, with the Internal Revenue Service or any other Governmental Authority.

               3.22.3  Affiliated Groups.  Except as set forth on
Schedule 3.22.3, neither NEI nor Aptus is (a) a member of any combined, consolidated, affiliated or unitary tax group (an "Affiliated Group") for purposes of filing Covered Returns or paying Covered Taxes or (b) a party to or bound by any tax sharing or similar Contract with respect to Covered Taxes.

               3.22.4 Audits. Except as set forth on Schedule 3.22.4, to Seller's Knowledge, (a) no unresolved issue has been raised in writing by any Governmental Authority in the course of any audit with respect to Covered Taxes for which NEI or Aptus would be held liable and
(b) no taxing authority is now asserting or threatening to assert against NEI or Aptus any deficiency or claim for additional Covered Taxes or any adjustment of Covered Taxes. To Seller's Knowledge, there is no reasonable basis for any such assertion.

          3.23 Brokers. Except as set forth on Schedule 3.23, as to which Seller agrees to indemnify Buyer, no Person is or will become entitled to receive any brokerage or finder's fee, advisory fee or other similar payment for the transactions contemplated by this Agreement because it was engaged by or acted on behalf of Seller.

          3.24 No Subsidiaries or Investments. Aptus has no Subsidiary nor any investment or participation in any other Person. NEI has no Subsidiary other than Aptus nor any investment or participation in any other Person.

          3.25 Sufficiency of Assets. The assets of Aptus, including the Transferred Assets, together with the rights and interests of Aptus under the Material Contracts and the Material Leases, constitute all of the assets, rights and/or interests which are used in, and are sufficient for, the operation of the Business as it is currently being conducted in all material respects.

          3.26 Bank Accounts. Schedule 3.26 hereto sets forth the name of each bank in which Aptus has an account or safe deposit box, the identifying numbers or symbols thereof and the names of all persons authorized to draw thereon or to have access thereto. NEI has no bank accounts.

          3.27 Certain Relationships. Seller has provided to Buyer access to the conflicts of interest forms required to be completed by all Employees. Except as disclosed on Schedule 3.27, neither Seller nor any Affiliate is a party to any agreement with Aptus that will extend past Closing.

          3.28  Full Disclosure.

               Section 3.28.1 To Seller's Knowledge, this Agreement, including the representations and warranties and schedules, does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements herein not misleading in light of the circumstances under which they were made.

               Section 3.28.2 There is no fact known to the persons listed on Schedule 13 and not disclosed to Buyer which has a Material Adverse Effect or could reasonably be expected to have a Material
Adverse Effect.

          3.29 Sophisticated Seller. Seller is an "accredited investor" as that term is used in Section 4.5 hereto and has sufficient knowledge and experience in financial and business matters so as to enable it to evaluate the risks and merits inherent in the Securities which comprise the Purchase Price. Seller acknowledges receipt and review of copies of Buyer's most recent Annual Report to Shareholders, Proxy Statement, Form 10-K and other filings with the Securities Exchange Commission and has had access to such information concerning Buyer as it has felt necessary or appropriate for its evaluation.

          3.30 Schedule References. Any item disclosed in one Section or Schedule shall be deemed to be disclosed in any other Section or Schedule where such disclosure is relevant, even if there is no express cross-reference, provided that the relevance of the disclosure is reasonably apparent. Disclosure of items that may or may not be required to be disclosed by this Agreement does not mean that such items are material or create a standard of materiality.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

          Buyer makes the following representations and warranties to
Seller:

          4.1 Organization; Power and Authority. Buyer is a corporation duly organized, validly existing and in good standing under the laws of Delaware. Buyer has all corporate power needed to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

          4.2 Authorization, Execution and Validity. The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the purchase of the Shares have been duly authorized by all necessary corporate action. This Agreement has been duly and validly executed and delivered by Buyer, constitutes its valid and binding obligation and is enforceable against Buyer in accordance with its terms.

          4.3 No Conflict; Buyer Consents. The execution, delivery and performance by Buyer of this Agreement will not (a) violate any Law, (b) violate any Charter Document of Buyer, (c) require any Consent from any Governmental Authority, or (d) breach any material Contract to which Buyer is a party or by which it is bound.

          4.4 Brokers. No Person is or will become entitled to receive any brokerage or finder's fee, advisory fee or other similar payment for the transactions contemplated by this Agreement because it was engaged by or acted on behalf of Buyer.

          4.5 Purchase for Investment. Buyer is acquiring the Shares for its own account for investment and not with a view to their sale or distribution. Buyer understands that the Shares have not been registered under the Securities Act of 1933, as amended, or under relevant state securities laws (the "Acts"). Buyer further understands that the Shares cannot be sold except pursuant to an effective registration statement, an exemption from such registration requirements and in compliance with the Acts. Buyer is an accredited investor or institutional investor under the Acts, and Buyer has sufficient knowledge and experience in financial and business matters so as to enable it to evaluate the risks and merits of purchasing the Shares and
is capable of bearing the economic risks of such investment.    Buyer
has had access to such information concerning NEI and Aptus as Buyer has felt necessary or appropriate for its evaluation.

ARTICLE 5

COVENANTS OF SELLER

          Seller hereby covenants and agrees with Buyer as follows:

          5.1  Cooperation by Seller.  Subject to its rights under
Article 10, prior to the Closing, Seller will use all reasonable efforts to take all actions and to do all things necessary or advisable to consummate the transactions contemplated by this Agreement and to cooperate with Buyer in connection with the foregoing, including using reasonable efforts to obtain any Consents contemplated by Section 3.8. However, Seller shall have no obligation to change any Permit or make any payment to obtain any Consent.

          5.2 Pre-Closing Access to Information. From the date hereof through the Closing Date, Seller shall, subject to applicable contractual obligations, afford to Buyer, its accountants and its counsel reasonable access, upon reasonable notice, to all of the relevant properties, books and records of NEI and Aptus that Buyer needs to complete its due diligence. Buyer's representatives shall be permitted to make and remove photocopies of any documents. Seller shall cause the representatives of NEI and Aptus to give to the Buyer the fullest cooperation with the object of providing access to the assets and to all information as the Buyer may deem necessary. The above described access shall not extend to books and records or self-evaluative audits subject to attorney-client privilege. In addition to the foregoing, upon prior written notice to Seller, and in the company of Aptus's representative, if Seller so requests, the Buyer shall have access to the customers of Aptus. Buyer shall direct all requests for information to:

               David A. Brakoniecki, Esquire
               Westinghouse Electric Corporation
               Room 1750
               11 Stanwix Street
               Pittsburgh, Pennsylvania  15222-1384

          5.3  Conduct of Business.

               5.3.1 Business in Ordinary Course. From the date hereof through the Closing Date, Seller shall use all reasonable efforts to cause Aptus to: (a) preserve its relationships with suppliers, customers, Employees, creditors and Governmental Authorities, (b) maintain their existing insurance coverage in all material respects, (c) perform their obligations under the Material Contracts and Material Permits in all material respects, (d) comply with all applicable Laws in all material respects and (e) conduct its business in the ordinary course and consistent with past practice. Except as contemplated by
Section 5.14 hereto (Intercompany Accounts) or unless otherwise required by this Agreement, without the consent of Buyer, Seller will not permit Aptus to:

          (i)     amend its Charter Documents in any material respect;

          (ii)     issue, sell or transfer any equity securities;

          (iii) incur any debt for borrowed money, or guaranty any debt;

          (iv) sell, assign, transfer or permit the creation of any Lien (other than Permitted Liens) on any of its (x) assets, or (y) real property, provided that the sale of assets entered into in the ordinary course of business and involving the payment by any party of less than Fifty Thousand Dollars ($50,000.00) shall be permitted;

           (v) enter into (x) any Material Contract outside the ordinary course of business or (y) any customer contract which commits Aptus to a volume guarantee or price level and is not terminable within six (6) months, provided that (z) contracts or orders for future purchase or delivery of goods or rendition of services entered into in the ordinary course of business and involving the payment by any party of less than Fifty Thousand Dollars ($50,000.00) shall be permitted;

           (vi) amend or terminate any Material Contract or Material Permit outside the ordinary course of business;

           (vii) waive any right, forgive any debt (other than intercompany debt) or release any claim, except in the ordinary course of business, if such waiver, forgiveness or release would have a Material Adverse Effect;

           (viii) change its current practices with respect to the payment of accounts payable at forty-five (45) days (or as otherwise agreed to with the vendor); or

           (ix) agree to take any of the actions described in Sections 5.3(i) through 5.3(viii).

               5.3.2 Buyer's Consent. If Seller gives written notice to Buyer that Aptus proposes to take any action for which Buyer's consent is required under Section 5.3.1 and if Buyer has not delivered within five (5) business days of Seller's notice Buyer's written objection to the proposed action, Buyer shall be deemed to have consented to the action described in Seller's notice. Buyer shall not unreasonably withhold its consent under Section 5.3.1 to any action taken or to be taken by Aptus.

               5.3.3 Representations and Warranties. Seller shall use reasonable efforts, and shall cause Aptus to use reasonable efforts, to conduct its business in such a manner that at the Closing the representations and warranties of Seller contained in this Agreement shall be true and correct as though such representations and warranties were made on, as of, and with reference to such date. Seller will promptly notify the Buyer in writing of (i) any event or fact which causes a breach of any of its representations, warranties, covenants or agreements, or (ii) the occurrence of any condition or development (exclusive of general economic factors affecting business in general) of a nature that is or may be reasonably expected to have a Material Adverse Effect.

          5.4  Further Assurances.

               5.4.1 Additional Documents. Subject to the other terms and conditions of this Agreement, at any time and from time to time, whether before or after the Closing, Seller shall execute and deliver all instruments and documents and take all other action that Buyer may reasonably request to consummate or to evidence the consummation of the transactions contemplated by this Agreement.

               5.4.2 Certain Consents. Notwithstanding anything to the contrary in this Agreement, this Agreement shall not constitute an agreement to assign or transfer any interest in any Contract, Lease, Agreement or other instrument or arrangement or any claim, right or benefit, or an agreement to assume any liability, obligation or commitment arising thereunder or resulting therefrom, if an assignment or transfer or an attempt to make such an assignment or transfer without the Consent of a third party would constitute a breach or violation thereof or a breach of Law, or affect adversely the rights of the Buyer or the Seller, or Aptus thereunder; and any transfer or assignment to, or any assumption by, Buyer of any interest in, or liability, obligation or commitment under, any such Contract, Lease, Agreement or other instrument or arrangement that requires the Consent of a third party shall be made subject to such Consent being obtained. Prior to the Closing, each party will use all reasonable efforts and cooperate in obtaining all Consents necessary to effect the transfer of all such Contracts, Leases, Agreements and other instruments and arrangements as contemplated hereby, provided that, neither party shall be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such Consent may be required (other than nominal governmental filing fees payable to any governmental authority or any fees which may be imposed under Section 3.10.3). In the event any such Consent is not obtained on or prior to the Closing Date, the parties will cooperate in any lawful and reasonable arrangement to provide that the Buyer shall receive the benefits under any Contract, Lease, Agreement or other instrument or arrangement not assigned and transferred at the Closing by reason of the failure to obtain such Consent (a "Non-Transferred Instrument"), including, if necessary, at the request and expense of Buyer, enforcing performance by any third party of its obligations in respect of such Non-Transferred Instrument; provided that Seller shall bear the expense of such enforcement to the extent it relates to Seller's failure to obtain such consent prior to Closing; and provided that, to the extent the parties are successful in providing the benefits of such Non-Transferred Instruments to the Buyer, the Buyer will pay, honor and discharge when due all liabilities, obligations and commitments of the Seller or Aptus related thereto to the extent due to the operations of Aptus conducted after the Closing Date. Seller shall use reasonable efforts to obtain any consents necessary with respect to the transfer of Permits. Primary responsibility shall rest with Seller and Buyer agrees to fully cooperate.

          5.5 Supplements to Schedules. If prior to Closing, to Seller's Knowledge, any event occurs or condition changes that causes any of its representations or warranties in this Agreement to be inaccurate as of any date that is relevant for the particular representation or warranty, Seller shall notify Buyer in writing. With Buyer's consent, Seller may supplement the Schedules to account for such event or change. Buyer need not consent if the change discloses an item that is material or is in violation of Seller's covenants under this Agreement. The supplemental Schedules will cure and correct any breach of any representation or warranty that otherwise would have existed.

          5.6 Certain Financial Covenants. At Closing, Seller shall have (i) satisfied all long-term liabilities required to be disclosed as such on the balance sheet of NEI or Aptus (other than capitalized leases); (ii) contributed sufficient cash to Aptus such that at Closing, Aptus shall have a cash account of not less than One Million Dollars ($1,000,000) (the "Working Capital Advance"); and (iii) canceled any indebtedness or amounts owing from NEI or Aptus to Seller or any Affiliate of Seller by classifying such indebtedness as additional capital provided by parent company and reflected as such in shareholder's equity (if not already so classified). The Working Capital Advance is (a) not to be used by Seller or Aptus prior to Closing to satisfy any liabilities or obligations of Aptus and must be available in full to Buyer immediately after Closing; (b) not to be included as part of the assets of Aptus for purposes of calculating the Final Adjusted Net Worth; and (c) to be treated as an interest free advance by Seller to Buyer. Aptus or Buyer shall repay this advance in accordance with Section 6.7.

          5.7 Exclusive Dealing. Seller agrees not to enter into or continue any discussions or negotiations relating to the sale of Aptus or the Business prior to March 31, 1995 or, in the event this Agreement is extended, prior to the date this Agreement terminates.

          5.8  Closure and Post Closure Costs and Financial Assurances.

               5.8.1 Closing Date Closure and Post-Closure Costs Defined. Closure and post-closure costs with respect to the three primary facilities of Aptus (Aragonite, Utah; Coffeyville, Kansas; and Lakeville, Minnesota) pursuant to 40 C.F.R. Section 265.110 et seq and as implemented by applicable state and federal regulatory agencies as of the date of Closing, shall be referred to herein as "Closing Date Closure and Post-Closure Costs."

               5.8.2 Financial Assurances Defined. Statutorily imposed financial assurances provided to various state and federal regulatory agencies with respect to Closing Date Closure and Post-Closure Costs, pursuant to 40 C.F.R., Section 265.140 et seq, shall be referred to herein as "Financial Assurances."

               5.8.3 Increases in Costs or Required Assurances. For purposes of this Section 5.8, the amount of Closing Date Closure and Post-Closure Costs and Financial Assurances shall be fixed at the date of Closing. Any increases in Closing Date Closure and Post-Closure Costs or Financial Assurances, whether brought about by inflation factors, facility changes or additions, or changes in applicable law, shall be the responsibility of Buyer and Aptus.

               5.8.4 Insurance Premium Payments. At Closing, Seller shall pay to an insurance company designated by Buyer a premium payment on behalf of Buyer in the amount of One Million, Five Hundred Thousand Dollars ($1,500,000.00). Buyer agrees make a similar premium payment in the amount of One Million, Seven Hundred and Fifty Thousand Dollars ($1,750,000.00). The total amount of Three Million, Two Hundred and Fifty Thousand Dollars ($3,250,000.00) shall be applied to Buyer's insurance program for the purpose of satisfying a portion of the Financial Assurances.

               5.8.5  Letters of Credit.

                    5.8.5.1 For the period beginning on the date of Closing and ending on the third anniversary thereof, Seller shall procure and/or maintain in effect letters of credit in an amount equal to the Financial Assurances less the Three Million, Two Hundred and Fifty Thousand Dollars ($3,250,000.00) provided for in Section 5.8.4 above, provided that Seller's obligation with respect to such letters of credit shall not exceed an aggregate of Twenty-five Million Dollars ($25,000,000.00). Buyer shall reimburse Seller for the amount charged to Seller by its lender or lenders for providing the letters of credit. For letters of credit in effect prior to the date of Closing, this reimbursement shall be limited to a reimbursement for the prorated cost relative to the period the letters of credit are in effect after the date of Closing. Payment shall be made in cash, without deduction or offset, within ten (10) business days of Buyer's receipt of proof of payment by Seller. The letters of credit shall be provided by Seller without recourse, except as provided below. In the event that all or a portion of the letters of credit are collected upon for any reason, Seller shall have no right of indemnity or other claim against Buyer arising therefrom; provided that Buyer agrees to indemnify and hold harmless Seller from and against Damages relative to its providing the letters of credit to the extent arising from (a) any Increases in Costs or Required Assurances set forth in Section 5.8.3; (b) any failure of Buyer to replace the letters of credit with alternative financial assurances at the end of the three (3) year period specified herein; (c) any voluntary facility closure initiated by Buyer; or (d) any violation of a permit by Buyer or its Subsidiaries, or any negligent acts or omissions of Buyer or its Subsidiaries, that result in the closure of a facility.

                    5.8.5.2 For the period beginning on the third anniversary of the date of Closing and ending on the fifth anniversary of the date of Closing, responsibility for satisfying the Financial Assurances and obtaining letters of credit shall rest with Buyer. Seller shall reimburse Buyer for the amount charged to Buyer by its lender or lenders for providing letters of credit in an amount equal to the Financial Assurances less the Three Million, Two Hundred and Fifty Thousand Dollars ($3,250,000.00) provided for in Section 5.8.4 above, provided that Seller's obligation with respect to such reimbursement shall be limited to letters of credit in the aggregate amount of Twenty Five Million Dollars ($25,000,000.00). Payment shall be made in cash, without deduction or offset, within ten (10) business days of Seller's receipt of proof of payment by Buyer. Should Buyer choose to satisfy its obligation to provide Financial Assurances by some alternative method, it may, upon presenting proof that the alternative method is acceptable to the applicable federal and state regulatory agencies, require that Seller reimburse it for the amount that its lender or lenders would have charged for the letters of credit.

                    5.8.5.3 This Section 5.8 contemplates that a portion of the letters of credit already being provided by Seller immediately prior to the date of Closing in order to satisfy the Financial Assurances will be replaced by an insurance certificate issued by the insurance company of Buyer designated in Section 5.8.4. The parties recognize that there may be some delay in accomplishing this replacement. Accordingly, and notwithstanding Section 5.8.5.1, for a period of time equal to the lesser of thirty (30) days or the date on which said insurance certificate is issued, Seller agrees to maintain in effect all letters of credit already being provided by Seller immediately prior to the date of Closing to satisfy the Financial Assurances. Buyer shall be obligated to reimburse Seller for the cost of the letters of credit in accordance with Section 5.8.5.1.

                    5.8.5.4 The letters of credit provided by Seller in 5.8.5.1 above shall be issued by a lender chosen by Seller, shall designate Aptus as the applicant and shall designate the relevant governmental authorities as the beneficiaries. Notwithstanding the designation of Aptus as the applicant, Seller's lender shall issue the letters of credit based solely on the credit of Seller and shall have no recourse against Aptus.

          5.9 Right to Seller Business Post Closing. For a period of five (5) years from the Closing Date, Seller shall include Buyer on its approved list of vendors that provide off-site Hazardous Waste incineration disposal services. Buyer will remain on the Approved Vendor list during this time to the extent Buyer's facilities maintain their permitted status and are not barred by any governmental agency from accepting waste in accordance with U.S. EPA's CERCLA off-site rule found at 40 CFR 300.440 et seq. or under imminent threat of being so barred by any governmental agency. Seller will send a notice to its operating divisions and facilities informing them of Buyer's inclusion on such Approved Vendor list. In addition, Buyer will be afforded the opportunity to bid on any project work originating with the Seller's corporate Environmental Affairs group during this five (5) year period, that requires Hazardous Waste incineration services. For purposes of this Section, Buyer shall include any Subsidiary of Buyer.

          5.10 Right to Seller Intellectual Property Post Closing. For five (5) years after Closing, Seller, to the extent legally and contractually possible, shall provide technology directly relating to the incineration of Hazardous Waste to Buyer for Buyer's review. If Buyer desires, Seller will grant Buyer a nonexclusive, nonassignable, nontransferable, royalty-free license in perpetuity to use the technology for the incineration of Hazardous Waste and for no other purpose. Seller will not be liable to Buyer for the accuracy or commercial usefulness of the technology. Seller will offer to Buyer access to its technical personnel, if available, for a period not to exceed forty (40) man hours per year. Buyer, to the exclusion of Seller, is liable for all damages from the use of the technology by

Buyer. These terms and conditions will be set forth in a license agreement between Seller and Buyer. For purposes of this Section, Buyer shall include any Subsidiary of Buyer. None of the technologies listed in Section 7.4.1 (j) (i) shall be considered to be incineration technology.

          5.11  MIS and Telecommunications Services Post Closing.

               5.11.1 Seller provides to Aptus: (i) certain MIS services, including payroll, accounts receivable and collections, general ledger and fixed assets applications (the "Seller MIS Services"); and (ii) certain telecommunications services, including long distance, 800 service and voice communications (the "Seller Telecommunications Services"). Seller agrees to continue to provide the Seller MIS Services and the Seller Telecommunications Services to Aptus after Closing (collectively, the "Post Closing Services") in substantially the same manner as provided prior to Closing, and agrees to cooperate with Buyer in transferring such services to applications to be provided by Buyer.

               5.11.2 Seller's obligations under this Section shall continue until the transition to Buyer's applications is completed, but not longer than six (6) months after Closing unless extended by mutual agreement (the "MIS and Telecommunications Transition Period"). Seller and Buyer agree to use reasonable efforts to effect the transfer of the Post Closing Services to applications to be provided by Buyer as promptly as practicable.

               5.11.3 During the MIS and Telecommunications Transition Period, Seller shall provide the Seller MIS Services pursuant to the terms of the agreement attached as Exhibit 5.11.3 (1) hereto. During the MIS and Telecommunications Transition Period, Seller shall provide personnel to assist Buyer in transferring the Post Closing Services at no cost to Buyer or Aptus. During the MIS and Telecommunications Transition Period, Seller shall provide the Seller Telecommunications Services to Aptus pursuant to the terms of the agreement attached as
Exhibit 5.11.3 (2) hereto. Buyer shall be entitled to cancel either agreement on thirty (30) days advance written notice with no further liability or obligation, except for charges which may have accrued up to the date of termination.

               5.11.4 Seller's obligation under Section 3.10.3.2 to transfer to Buyer or Aptus software presently licensed to Seller shall not require that Seller obtain the written consent to a software license transfer if the software is what is commonly understood in the industry to be "shrink wrap" software, provided that the "shrink wrap" software license is not part of a master license with Seller that prohibits a transfer to a third party without consent or payment of a fee. For a period of three (3) years after Closing, Seller will indemnify Buyer against any Actions for license fees or infringement made by the licensors of such "shrink wrap" software arising out of the transfer of the software to Buyer or Aptus hereunder.

          5.12 Intercompany Accounts. Between execution hereof and Closing, intercompany accounts shall be handled substantially in the manner prior to Closing. At the Closing Date, intercompany receivables, payables and loans then existing between Seller, NEI or Aptus shall be terminated in accordance with Section 5.6.

          5.13 Preparation of Financial Statements. The Financial Statements referred to in Section 3.5 shall include such detail as is required by Form 8-K of the Securities Act of 1934 and be prepared at Seller's expense, except that Buyer agrees to pay one-half of the fees of Seller's outside auditors up to a maximum of Thirty Thousand and 00/100 Dollars ($30,000.00). Buyer shall, at its expense, prepare any pro forma financial statements required in connection with its Form 8-K filing. To the extent additional audited or unaudited financial information relating to the operations of NEI or Aptus prior to the Closing is necessary or desirable in connection with the remarketing of the Bonds or the registration rights set forth in the Senior Unsecured Debentures or Subordinated Convertible Debentures, the preparation of such financial information shall be at Seller's cost.

          5.14  [Intentionally Left Blank]

          5.15 Leased Real Property. On or prior to Closing, Seller shall assume all obligations under certain Real Property Leases that have been identified by notation on Schedule 3.9.2 as Leases that Buyer does not require.

          5.16  Certain Environmental Clean-ups.

               5.16.1 Prior to Closing, or as soon thereafter as is reasonably practicable, Seller shall clean up and properly dispose of the construction debris presently stockpiled on the southeast corner of the Coffeyville Facility.

ARTICLE 6

COVENANTS OF BUYER

          Buyer hereby covenants and agrees with Seller as  follows:

          6.1  Cooperation by Buyer.  Subject to its rights under
Article 10, prior to the Closing, Buyer will use all reasonable efforts to take all actions and to do all things necessary or advisable to consummate the transactions contemplated by this Agreement and to cooperate with Seller in connection with the foregoing, including using reasonable efforts to obtain any Consents contemplated by Section 4.3.

          6.2 Due Diligence Activities. Each party shall comply with the limitations on the disclosure and use of information set forth in the Confidentiality Agreement with respect to information that the other party provides in and pursuant to this Agreement. Buyer shall coordinate its contacts with Employees with officers of Seller and shall not conduct any soil, groundwater or other environmental sampling in connection with the transactions contemplated hereby without the prior written consent of Seller. Buyer shall refrain from imposing any undue burden upon Aptus and from interfering with its operations while conducting due diligence activities and preparing for the Closing.
Buyer has concluded its due diligence investigation of the Business.

          6.3 Further Assurances. Subject to the other terms and conditions of this Agreement, at any time and from time to time, whether before or after the Closing, Buyer shall execute and deliver all instruments and documents and take all other action that Seller may reasonably request to consummate or to evidence the consummation of the transactions contemplated by this Agreement.

          6.4 HSR Act Compliance. Buyer shall file any notification required to be filed under the HSR Act to consummate the transactions contemplated hereby. Buyer shall use all reasonable efforts to comply as promptly as practicable with any request made pursuant to the HSR Act for additional information. Buyer shall cooperate with Seller in such compliance and shall pay the statutory filing fees required by the HSR Act.

          6.5 Release from Guarantees. Seller has not guaranteed any obligations of Aptus, except for the Guarantees listed on Schedule 6.5. Seller shall maintain the Guarantees in effect until the Closing Date, but shall be entitled to terminate the Guarantees effective after the Closing Date with respect to operations of Aptus conducted after the Closing Date. After the Closing Date, Buyer shall indemnify and hold Seller harmless from and against all Damage attributable to any claims made under such Guarantees, but only to the extent that they relate to operations of Aptus conducted after the Closing Date.

          6.6 Due Diligence - Post-Signing. Buyer agrees that during the period from the signing of this Agreement through Closing, Seller shall have reasonable access to senior management of Buyer, the books and records of the Buyer, subject to any attorney-client privilege so as to permit continued due diligence by Seller of Buyer.

          6.7  Repayment of Working Capital Advance.  The Working
Capital Advance identified in Section 5.6 shall be repaid by Aptus or Buyer, without deduction or offset, in accordance with the following repayment schedule:

                         Number of Days             Amount of
                          After Closing             Payment

                                60                  $200,000.00
                                90                  $200,000.00
                               120                  $200,000.00
                               150                  $200,000.00
                               180                  $200,000.00

ARTICLE 7

MUTUAL COVENANTS

          7.1  Employee Matters.

               7.1.1  Employment.

                    7.1.1.1 From the Employees designated on Schedule 3.20.1, Buyer shall provide a list to Seller placing the Employees into three (3) categories: (a) Employees that Buyer shall offer employment to at Closing (the "Continuing Employees"); (b) Employees that do not fall into category (c) below and that Buyer shall not offer employment to at Closing (the "Terminating Employees"); and (c) Employees that Buyer shall not offer employment to at Closing but whose services Buyer desires to retain on a contract basis for a limited transition period (the "Transition Employees"). The parties acknowledge that each category may be comprised of both exempt and non-exempt Employees.
Buyer shall provide this list to Seller as soon as practicable, but in any event no later than ten (10) days prior to the Closing Date. Seller shall have provided Buyer access to the Employees and their personnel files in order to assist Buyer in this process, subject to the terms of the December 12, 1994 Letter Agreement between Buyer and Seller.

                    7.1.1.2 Buyer agrees that the sum of the number of Terminating Employees and Transition Employees shall not exceed One Hundred (100). Buyer agrees that the number of Transition Employees shall not exceed Twenty (20). To the extent that Employees are hired or replaced by Seller or Aptus prior to Closing, Buyer agrees to include such Employees on one of the lists referred to in Section 7.1.1.1 above; provided that if the number of Employees on Schedule 3.20.1 increases, Buyer reserves the right to a corresponding increase in the number of Terminating Employees or Transition Employees, provided that no adjustment shall be allowed to Buyer with respect to the hiring by Aptus of one personnel manager at its Coffeyville facility.

                    7.1.1.3  Buyer shall offer employment to the
Continuing Employees with (a) wages or salaries equal to such wages and salaries as such Employees are now paid by Aptus or Seller, and (b) benefits, including a defined benefit pension plan, as set forth on
Schedule 7.1.1.3. With respect to Transition Employees, Seller agrees to continue the employment of or hire such Employees as employees of Seller upon the same terms and conditions as their present employment, except that such Employees shall be leased to Aptus as contract employees of Aptus for a period of time determined by Buyer but not to exceed one hundred and twenty (120) days after the date of Closing (the "Transition Period"). Buyer shall provide to Seller thirty (30) days notice prior to terminating the contract with Seller for any Transition Employee. Seller makes no guarantee that any Transition Employee will choose to continue as an employee of Seller under this Section 7.1.1.3 and Seller shall have no obligation to replace any Transition Employee that leaves Seller's employment. Employees whose services may be separately provided post Closing pursuant to the MIS Services Agreement will be included in the number of Terminating Employees, but will not be deemed Transition Employees. Seller's wage and benefits costs for such employees will be reimbursed pursuant to the MIS Services Agreement. Seller shall be required to maintain sufficient agreed upon staffing levels under the MIS Services Agreement whether or not employees terminate their employment with Seller. Buyer shall indemnify Seller against its out-of-pocket costs for wages and benefits for Transition Employees to the extent applicable to the Transition Period. Buyer reserves the right to offer employment to any Transition Employee in the manner and upon the same terms, conditions, wages and benefits prescribed herein for Continuing Employees.

                    7.1.1.4 Any liability to an Employee that is not designated as a Continuing Employee for severance pay or other separation benefits that arises out of such Employee's termination and any liability that arises out of any breach by Seller of any of the provisions of the Benefits Sections, shall be a Retained Liability. Buyer agrees to assume responsibility for and retain any liability associated with these reductions in employment levels to the extent that they trigger compliance with the federal Worker Adjustment and Retraining Notification Act. With respect to any claims, proceedings or lawsuits brought against Buyer, Seller or Aptus alleging that Buyer's listing of employees under Section 7.1.1.1 violates Title VII of the Civil Rights Act, the Americans with Disabilities Act or the Family Medical Leave Act or discriminates against an Employee in violation of any applicable state or federal laws, each party shall bear its own respective defense costs and expenses (including attorneys' fees) and afford reasonable cooperation to the other parties. In the event that Buyer is ultimately found liable in any such proceeding, it shall indemnify Seller against the judgment or settlement and also reimburse Seller's reasonable defense costs and expenses (including attorneys' fees).

               7.1.2 Union Representation. With respect to the collective bargaining agreement identified on Schedule 3.20 which expired by its terms on October 31, 1994, the parties agree as follows:
(i) Seller has postponed negotiations on a new collective bargaining agreement by extending the existing agreement until March 15, 1995 or thirty (30) days after Closing and by agreeing that any wage increases will be effective retroactively to October 31, 1994; (ii) Buyer agrees to cause Aptus to assume the obligations under the collective bargaining agreement and its extension and to continue to recognize the union signatory thereto as the collective bargaining representative of the employees covered by the agreement post Closing, provided that Aptus will not be able to continue providing any Westinghouse benefits but will instead provide the Rollins benefits outlined on Schedule 7.1.1.3; and (iii) Seller shall promptly reimburse Aptus within five (5) business days after written notification (with documentation) to Seller of payment by Aptus for any compensation paid to covered employees, for the period between October 31, 1994 and Closing, provided that this reimbursement by Seller shall be limited to not more than three (3) percent of the prior regular hourly wages of the covered employee for the period between October 31, 1994 and Closing.

               7.1.3 Termination of Coverage Under Seller's Employee Benefit Plans and Coverage Under Buyer's Employee Benefit Plans.

                    7.1.3.1  Effective as of the Closing, each
Continuing Employee who is a participant in an Employee Benefit Plan sponsored by Seller (a "Seller's Plan") shall cease to be a participant in each such Seller's Plan, and all of the Continuing Employees (including Transition Employees hired by Buyer pursuant to Section 7.1.1.3) effective as of the date of hire of such Continuing Employee by Buyer shall become eligible to participate in the employee benefit plans of Buyer in accordance with the applicable provisions of this Agreement and the terms and conditions of each such plan. Effective as of the Closing, if Aptus has adopted any of Seller's Plans, Aptus shall withdraw as an employer thereunder.

                    7.1.3.2 Employees of Aptus shall be entitled to the accrued and vested benefits due to them as a result of Aptus's termination of participation as described in Section 7.1.3.1 above or their termination of employment, under all employee benefit plans, programs, practices or arrangements of Seller, and Seller shall retain liability for the payment of such accrued and vested benefits under and in accordance with such plans, programs, practices and arrangements and shall indemnify and hold Buyer and Aptus harmless from and against same.

               7.1.4 Pension Plans. Buyer shall grant to each Continuing Employee covered by the Pension Plan immediately before the Closing credit for his or her period of employment with Aptus and Seller prior to the Closing Date for the purpose of eligibility and vesting under any defined benefit pension plan maintained by Buyer ("Buyer's Pension Plan") for the benefit of such Employees following the Closing, but not for the purpose of benefit accrual, it being understood that the Buyer's pension plan is a defined benefit plan based on salary earned with the Buyer (beginning on Closing) and that no credit will be provided for any earnings prior to the Closing Date.

               7.1.5 Savings Program. As of the Closing Date, the Savings Program of Seller shall not accept contributions from Employees. Buyer shall grant to each Continuing Employee covered by the Savings Plan immediately before the Closing credit for his or her period of employment with Aptus and Seller prior to the Closing Date for the purpose of eligibility and vesting under Buyer's defined contribution plan (the "Buyer's Savings Plan"), but not for the purpose of benefit accrual. The Buyer's Savings Plan will accept "rollovers" of account balances of Continuing Employees from the Savings Program with respect to before tax contributions only, in accordance with the terms and administrative policies of the Seller's Plan. Outstanding loans under the Savings Program will not be transferable to the Buyer's Savings Plan.

               7.1.6  Welfare and Fringe Benefits.

          (a) Buyer shall grant to each Continuing Employee who is covered immediately before the Closing under Employee Welfare Benefit Plans sponsored by Seller ("Seller's Employee Welfare Benefit Plans") credit for his or her period of employment prior to the Closing with Seller and Aptus under any Employee Welfare Benefit Plan maintained by Buyer for the benefit of such Employees following the Closing (a "Buyer's Employee Welfare Benefit Plan") (including but not limited to arrangements providing disability, vacation, severance and sick time benefits) and shall grant credit for deductibles and co-payments previously paid under any Seller's Employee Welfare Benefit Plan for the year in which Closing occurs. Buyer's Employee Welfare Benefit Plans shall not exclude from coverage or limit coverage for any pre-existing condition of any of the Employees.

          (b) All claims of Employees described in Section 7.1.6(a) which are made against Employee Welfare Benefit Plans and which are incurred prior to the Closing (treating for this purpose costs for hospital confinements that begin before the Closing and continue after the Closing as having been incurred before the Closing) shall be paid in accordance with the provisions and administrative policies of Seller's Employee Welfare Benefit Plans. All claims of Employees described in
Section 7.1.6(a) which are made against Employee Welfare Benefit Plans and which are incurred after the Closing shall be paid under Buyer's Employee Welfare Benefit Plans.

          7.2  Tax Covenants.

               7.2.1 Apportionment of Income Taxes Between Pre-Closing and Post-Closing Periods. In order to appropriately apportion any Income Tax relating to any taxable year or any other period that is treated as a taxable year (a "Period") that includes (but that would not, but for this Section, close on) the Closing Date, the Parties will, unless specifically prohibited by applicable law, elect with the relevant taxing authority to treat for all purposes the Closing Date as the last day of a taxable period of NEI or Aptus, and such Period shall be treated as a Short Period and a Pre-Closing Period for purposes of this Agreement. In any case where applicable law specifically prohibits NEI or Aptus from treating the Closing Date as the last day of a Short Period, then for purposes of this Agreement, the portion of such Income Tax that is attributable to the operations of NEI or Aptus for such Interim Period shall be the Income Tax that would be due with respect to the Interim Period if such Interim Period were a Short Period.

               7.2.2 Payment of Income Taxes. In furtherance of the foregoing, any Income Tax in respect of any Short Period shall, except to the extent accrued or reserved for in the aggregate on the balance sheet of NEI or Aptus at Closing, be borne by Seller, and any refunds or credits in respect of such Income Tax for any such Short Period or any Pre-Closing period, in excess of the amount reflected on the balance sheet of NEI or Aptus at Closing, shall be the property of Seller. Any Income Tax in respect of any Interim Period (including amounts payable as a result of an audit or other adjustment), to the extent not paid on or before the Closing Date or accrued or reserved for on the balance sheet of NEI or Aptus at Closing, shall be paid by Seller to Buyer, which shall pay such Income Tax to the relevant Governmental Authority, no later than fifteen (15) days prior to the date such payment is due, and any refunds or credits received by Buyer, NEI or Aptus in respect of such Income Tax for such Interim Period, in excess of the amount reflected on the balance sheet of NEI or Aptus at Closing, shall be the property of Seller. Any Income Tax attributable to the operations of Buyer, NEI or Aptus for any Post-Closing Period shall be borne by Buyer, NEI or Aptus, as the case may be. Any refunds or credits in respect of such Income Tax for any such Post-Closing Period shall be the property of Buyer, NEI or Aptus, as the case may be.

               7.2.3 Preparation and Filing of Income Tax Returns. Seller shall be responsible, at its expense, for the preparation and filing of all Income Tax Returns for any Short Period. Seller shall prepare such Income Tax Returns in a manner consistent with prior years and shall, in respect of such Income Tax Returns, determine the income, gain, expenses, losses, deductions and credits of NEI or Aptus in a manner consistent with prior practice. The results of operations of NEI or Aptus from the first day of the taxable year through the Closing Date shall be included in Seller's consolidated federal income tax return and in any consolidated, combined or unitary Income Tax Returns required to be filed by Seller after the Closing Date. The results of operations of NEI or Aptus from the first day of the taxable year through the Closing Date shall be included in any separate Income Tax Returns filed by NEI or Aptus after the Closing Date; provided, however, that Seller shall prepare (without cost to Buyer, NEI or Aptus) all such separate Income Tax Returns for any Short Period (but not for any Period which includes or ends after the Closing Date) and submit them to Buyer, and Buyer shall have all such separate Income Tax Returns appropriately executed and filed on a timely basis. With respect to any Income Tax Return to be prepared by Seller, Buyer shall, and shall cause NEI or Aptus to, provide to Seller information in a manner consistent with past practice for use in preparation of such Income Tax Returns, in each case, no later than sixty days (60) after the relevant Period ends.

Notwithstanding the foregoing, Buyer shall be responsible for preparing and filing all Income Tax Returns of NEI or Aptus for Periods not ending on or before the Closing Date, even if such Income Tax Returns cover Periods prior to the Closing Date.

               7.2.4 Cooperation. Seller and Buyer shall, and shall cause NEI or Aptus to, provide each other with such assistance as may reasonably be requested by them in connection with the preparation of any Income Tax Return, any Income Tax audit or other examination by any Governmental Authority, or any judicial or administrative proceedings related to liability for Income Taxes. Seller and Buyer shall, and shall cause NEI or Aptus to, retain and provide each other with any records or information which may be relevant to such preparation, audit, examination, proceeding or determination. Such assistance shall include making employees available on a mutually convenient basis to provide and explain such records and information and shall include providing copies of any relevant Income Tax Returns and supporting work schedules. The Party requesting assistance hereunder shall reimburse the other for reasonable out-of-pocket expenses incurred in providing such assistance.

               7.2.5 Refund Claims. Subject to Section 7.2.11, Seller will provide Buyer, NEI and Aptus with such assistance as it may reasonably request to prepare any refund claim attributable to the carryback of any tax losses or tax credits incurred by Buyer, NEI or Aptus in any Pre-Closing Period to any consolidated, combined or unitary Income Tax Return of Seller or to any separate Income Tax Return of NEI or Aptus for any Pre-Closing Period, and Seller shall receive and retain the amount of any resulting refunds together with any interest thereon upon receipt by any party.

               7.2.6 Tax Sharing Agreements. Any and all Tax (or similar) agreements, arrangements or undertaking among Seller, NEI and Aptus that relate to any liability of NEI or Aptus for the Taxes of Seller shall terminate as of the Closing Date and any rights or obligations resulting from such agreements shall be eliminated as of the Closing Date.

               7.2.7 Notice of Audit. If, in connection with any examination, investigation, audit or other proceeding concerning any Income Tax Return covering the operations of NEI or Aptus through the Closing Date, any Governmental Authority issues to any of the Parties, NEI or Aptus a notice of deficiency, a proposed adjustment, an assertion of claim or a demand concerning the Period covered by such Income Tax Return, the recipient shall notify the other Party that it has received the same within twenty (20) days of its receipt.

               7.2.8 Audits Controlled by Seller. Seller shall have the sole and exclusive right, power and authority to negotiate, resolve, settle or contest any such notice of deficiency, proposed adjustment or assertion of claim or demand and to represent and act for and on behalf of NEI or Aptus in connection with any such examination, investigation, audit or other proceeding, including refund claims of any Income Tax Return of NEI or Aptus for Periods ending on or before the Closing Date. Seller agrees to keep Buyer informed of the progress of any such proceedings.

               7.2.9 Audits Controlled by Buyer. Buyer shall have the sole and exclusive right, power and authority to negotiate, resolve, settle or contest any such notice of deficiency, proposed adjustment or assertion of claim or demand in connection with any such examination, investigation, audit or other proceeding of any Income Tax Return of Buyer, NEI or Aptus for Periods ending after the Closing Date. To the extent that Seller has indemnified Buyer, NEI and Aptus with respect to any such notice of deficiency, proposed adjustment or assertion or claim or demand herein, Buyer shall not, and shall not permit NEI or Aptus to, resolve, settle, compromise, or abandon any issue or claim without the prior written consent of Seller if such action would materially and
adversely affect the Income Tax of Seller for any Period.   Such consent
shall not be unreasonably delayed or withheld, and shall not be necessary to the extent that Buyer notifies Seller that Buyer will forego any obligation of Seller to indemnify Buyer, NEI and Aptus against the effects of any such settlement. Buyer shall keep, and shall cause NEI or Aptus to keep, Seller informed of the progress of any such proceedings and to consult with Seller in good faith in connection therewith.

               7.2.10 338(h)(10) Election. Buyer and Seller agree that no election under Code 338(h)(10) shall be made as a result of this transaction.

               7.2.11 Net Operating Loss. NEI and Aptus presently have a net operating loss ("NOL") for fiscal year ended December 31, 1993 equal to or greater than $16,200,000, representing their apportioned share of Seller's NOL for that year. Seller agrees that the amount of the NOL shall equal or exceed $16,200,000. To the extent that it does not, Seller shall provide to Buyer thirty-five percent (35%) of the difference in cash within thirty (30) days of its determination. Buyer and Seller acknowledge that all NOL amounts are subject to adjustment by the IRS and will not be final until the audit covering the relevant period has been completed by the IRS. To the extent that the NOL is less than or equal to $19,200,000, Buyer shall be entitled to retain the full amount. To the extent that the NOL exceeds $19,200,000, Seller shall be entitled to make the appropriate election under the Code to enable it to utilize any amount in excess of $19,200,000, provided that if Seller is unable to utilize such amount, it shall be retained by Buyer, if possible. There shall be no adjustments to Final Adjusted Net Worth under Section 2.3.1 due to any payments by Seller under this Section.

               7.2.12 Carrybacks. Buyer agrees that it shall make any election or exercise any option available to it under the Code (or similar provisions, if any, under state, local or foreign Tax laws) to waive the carryback of any post-Closing net operating loss, net capital loss, foreign tax credit or other tax benefit to a pre-Closing Period.

          7.3  Books and Records.

               7.3.1 Access. Each Party shall provide the other Party with reasonable access during normal business hours to its books and records and the books and records of NEI or Aptus (other than books and records protected by the attorney-client privilege) to the extent that they relate to the condition or operation of NEI or Aptus prior to the Closing and are requested by such Party to prepare its Income Tax Returns, to respond to Third Party Claims, or for any other legitimate purpose specified in writing. Each Party shall have the right, at its own expense, to make copies of any such books and records.

               7.3.2 Destruction. For a period of ten (10) years, or the expiration of any longer period if required under applicable law, neither Party shall dispose of or destroy any books and records of NEI or Aptus to the extent that they relate to the condition or operation of NEI or Aptus prior to Closing or any facility operated by NEI or Aptus prior to Closing and any records dealing with the personal medical records of any present or former Employees prior to the Closing without first offering to turn over possession thereof to the other Party by written notice at least thirty (30) days prior to the proposed date of disposition or destruction, provided however that this section shall not be applicable to records required under applicable law to be preserved longer than ten (10) years.

               7.3.3 Confidentiality. Each Party may take such action as it deems reasonably appropriate to separate or redact information unrelated to NEI or Aptus from documents and other materials requested and made available pursuant to this Section and to condition access to materials that it deems confidential to the execution and delivery of an Agreement by the other Party not to disclose or misuse such information.

               7.3.4 Assistance. Each Party shall, upon written request and at the requesting Party's expense, make personnel available to assist in locating and obtaining any books and records of NEI or Aptus to the extent that they relate to Retained Liabilities or the condition or operation of NEI or Aptus prior to the Closing (or after the Closing with respect to information relating to Identified Environmental Concerns) and make personnel available whose assistance, participation or testimony is reasonably required in anticipation of, preparation for or the prosecution or defense of any Third Party Action in which the other Party does not have any adverse interest.

          7.4  Non-Competition.

               7.4.1 Seller covenants that upon Closing and until the expiration of five (5) years from the Closing Date, Seller shall not, and shall not allow any Affiliate to i) engage in the commercial business of fixed based incineration of Hazardous Waste (as now defined under RCRA or TSCA) or ii) engage in the commercial business of mobile incineration by treating a stream of active industrial Hazardous Waste (as now defined under RCRA or TSCA) at its manufacturing or processing point of origin of such stream, (For purpose of this Section, the Business shall mean those activities described in (i) and (ii).) within the continental United States; provided, however, that the covenants contained within this Section 7.4 shall not prevent Seller or any Affiliate from:

                    (a) Maintaining and continuing existing standard business operations in accordance with current and past practice;

                    (b) Continuing to own its current shares of capital stock, partnership or other equity interests in the entities identified on Schedule 7.4;

                    (c)     Acquiring shares of capital stock,
partnership or other equity interests in any Person as investments of

Seller's pension funds or funds of any other employee benefit plan of Seller whether or not such Person is engaged in the same business as the Business;

                    (d) Acquiring no more than five percent (5%) of the outstanding capital stock, partnership or other equity interests in any Person;

                    (e) Acquiring up to one hundred percent (100%) of the outstanding capital stock, partnership or other equity interests in any Person for which the annual revenues derived directly from the operations of such Person from any business that competes with the Business are not more than the lesser of (i) ten percent (10%) of such Person's total annual revenues or (ii) $10,000,000;

                    (f) Acquiring less than fifteen percent (15%) but more than five percent (5%) of the outstanding capital stock, partnership or other equity interests in any Person for which the annual revenues derived directly from the operations of such Person from any business that competes with the Business are more than the lesser of (i) ten percent (10%) but less than twenty-five percent (25%) of such Person's total annual revenues or (ii) $10,000,000;

                    (g) Acquiring more than fifty percent (50%) of the outstanding capital stock, partnership or other equity interests (which includes debt which is convertible into an equity interest) in any Person for which the annual revenues derived directly from the operations of such Person from any business that competes with the Business are more than ten percent (10%) but less than twenty-five percent (25%) of such Person's total annual revenues; provided, however, that Seller shall use all commercially reasonable efforts to divest that portion of such Person which competes with the Business on commercially reasonable terms within three hundred sixty-five (365) days after the acquisition of such ownership or interest; and provided further if such divestiture cannot occur within this period then Seller shall pay to Buyer a sum equal to five percent (5%) of the annual gross revenues of the Person attributed to the Business and prorated for Seller ownership interest but never more than operating profits prorated for Seller's ownership interest for the Business until the earlier of divestiture of such Business or the expiration of this Agreement;

                    (h) Acquiring no more than fifty percent (50%) but more than fifteen percent (15%) of the outstanding capital stock, partnership or other equity interests (I) in any Equity for which the annual revenues derived directly from the operations of such Person from any business that competes with the Business are more than ten percent (10%) but less than twenty-five percent (25%) of such Person's total annual revenues; provided, however, that Seller, directly or indirectly, will have control of such Person sufficient to cause such Person to use all commercially reasonable efforts to divest that portion of such Person which competes with the Business on commercially reasonable terms within three hundred sixty-five (365) days after the acquisition of such ownership or interest; and provided, that Seller shall, directly or indirectly, so cause such Person to so divest; and provided further if such divestiture cannot occur within this period then Seller shall pay to Buyer a sum equal to five percent (5%) of the annual gross revenues of the Person attributable to the Business and prorated for the Seller's ownership interest but never more than operating profits prorated for the Seller's ownership interest for the Business until the earlier of divestiture of such Business or the expiration of this Agreement;

                    (i)     Performing any act or conducting any
business contemplated by this Agreement or the agreements attached hereto or contemplated thereby; or

                    (j)     Any business currently or in the future:

                         (i)     involving the processing or disposing
of mixed / hazardous radioactive waste, Hazardous Waste or radioactive waste, including but not limited to the following technologies:

                              (a)     Plasma Torch technology and its
applications;

                              (b)     Thermal Desorption technology and
its applications;

                              (c)     Catalytic Extraction Processing
(CEP) and Quantum CEP Technology, both proprietary technologies of Molten Metal Technology, Inc.;

                              (d)     Soil Washing technology and its
applications; and

                              (e)     Metal Melting technology and its
applications;

                              (f)     Steam Reformation technology and
its applications;

                              (g)     Wet Oxidation technology and its
applications; and

                              (h)     Electro-Magnetic or beam type
processing technology such as ultra violet (UV), radio frequency (RF), laser, or electron beam and their applications.

                         (ii)     involving the incineration of
Hazardous Waste as part of a contract involving environmental remediation of either a Superfund or non-Superfund site.

               The provisions of (e), (f), (g), and (h) do not apply to any partnership, joint venture, corporation or limited liability company that is using the technologies listed in (j) above.

               7.4.2 In the event that any part of this Section 7.4 (including any subparagraphs hereto) is declared invalid or unenforceable by a court of competent jurisdiction, the validity or enforceability of the remainder of this Section 7.4 shall nevertheless continue to be valid and enforceable as though the invalid or unenforceable portions had not been a part hereof. The territory and time limitations set forth in this Section 7.4 are reasonable and properly required for the adequate protection of the Buyer and Aptus.
In addition, the parties acknowledge that the nature of the business of hazardous waste incineration and laboratory analysis is such that competitive activities could be conducted effectively regardless of the geographic distance between Aptus's place of business and the place of any competitive business. In the event that the territorial or time restrictions, or both, are determined by a court of competent jurisdiction to be unenforceable, Seller hereby requests and authorizes such court to modify said area or periods of duration to the extent necessary to render them enforceable; and Seller shall accept and submit to such modification(s).

               7.4.3 Seller recognizes that immediate and irreparable damage will result to Aptus or Buyer if Seller breaches any of the terms and conditions of this Section 7.4 and accordingly, Seller acknowledges that Buyer may be entitled under applicable law to an injunction against Seller to restrain any such breach, in addition to any other remedies or claims for money damages which Aptus or Buyer may otherwise have.

          7.5 Access to Information. The parties shall cooperate in any environmental due diligence and Buyer shall not engage in any environmental due diligence investigation other than so-called "Phase I" (i.e., documentary review and walk-through inspection) preliminary environmental evaluations without the prior written consent of Seller.

          7.6  Non-Solicitation of Employees.

               (a) For a period of two (2) years after the Closing, Seller shall not, without the prior written consent of Buyer, solicit the employment of, or employ or offer to employ, any Continuing
Employees or any employees of Buyer that Seller had significant contact with during the negotiation of this Agreement.

               (b) For a period of two (2) years after the Closing, Buyer shall not, without the prior written consent of Seller, solicit the employment of, or employ or offer to employ, any employee listed on
Schedule 3.20.1 not employed by Buyer as a Continuing Employee or any employee of Seller that Buyer had significant contact with during the negotiation of this Agreement.

               (c) This Section shall apply to employees in senior management, operations, regulatory, financial, marketing and sales, or permitting aspects of each Party's business. This Section shall not apply to any employee ninety (90) days after such employee has left the employ of either Party.

          7.7 Rights Agreement. If necessary, Buyer shall take such action as it determines is warranted to amend the Rights Agreement dated as of June 14, 1989, between Buyer and Registrar and Transfer Company (the "Rights Agreement"), to ensure that the issuance of the Subordinated Debentures shall not cause a "Triggering Event" under and as defined in the Rights Agreement.

          7.8  Remarketing of IDBs and Cost Sharing.

               7.8.1 Initial Remarketing. In connection with the initial remarketing: (i) within four to six weeks from the date of Closing (or as soon thereafter as is reasonably practicable), Buyer shall use all reasonable efforts to cooperate in good faith with the Remarketing Agent and Seller to effect the remarketing of the IDBs to one or more third parties, including, without limitation, entering into an underwriting agreement on customary terms and conditions, obtaining a rating for the IDBs, assisting in the preparation of an offering memorandum and participating in any sales efforts (including any road shows).

               7.8.2 Remarketing of IDBs. From and after the Closing Date and until the IDB Backstop Expiry Date, (i) Seller shall either, at its option, maintain a Letter of Credit enabling the IDBs to be remarketed to one or more third parties at the principal amount thereof, or hold the IDBs, and (ii) Buyer shall take all action necessary to permit the Remarketing Agent to remarket the IDBs pursuant to Section 3.03 of the IDB Indenture at Weekly Rates or Flexible Rates as determined by Buyer (subject to the consent of Seller, which consent shall not be unreasonably withheld). Seller is to ensure that the Remarketing Agent's total fees and expenses for remarketing the IDBs after the Closing Date and prior to the Effective Conversion Date shall not exceed a rate of one-eighth (1/8) of one (1) percent per annum of the average daily outstanding principal amount of the IDBs (or such higher rate which is then the prevailing industry rate).

               7.8.3     Effective Conversion Date.

                    7.8.3.1 Option of Buyer. On any Mandatory Tender Date prior to the IDB Backstop Expiry Date, Buyer shall have the right to convert the Rate Period for the IDBs to a Term Period with a term expiring on the maturity date for the IDB; provided, that in the event of such a conversion, from and after such Mandatory Tender Date (the "Effective Conversion Date"):

                         (a)     For purposes of Section 7.8.4, the IDB
Interest Rate shall be the lesser of (i) the actual IDB Interest Rate and (ii) 10% per annum.

                         (b)     On the Effective Conversion Date, the
remarketing proceeds shall be paid to the Letter of Credit issuer in immediately available funds in an amount equal to the sum drawn related to principal on the IDBs under the Letter of Credit in connection with such Mandatory Tender Date, and any interest on the IDBs drawn under the Letter of Credit shall be reimbursed to the Letter of Credit issuer and shall be treated as any other IDB Costs.

                         (c)     The obligation of Seller to either
cause the Letter of Credit to remain outstanding or hold the IDBs shall automatically and without further action terminate.

                    7.8.3.2 Option of Seller. At any time prior to the IDB Backstop Expiry Date, in the event Seller delivers to Buyer a written notice from the Remarketing Agent to the effect that at the time of such notice, a Term Rate could be established pursuant to Section
2.03 (b) (iii) of the IDB Indenture for a Term Period expiring on the maturity date for the IDBs equal to or less than 10% per annum, unless there shall be an IDB Remarketing Exception, (i) Buyer shall promptly give all notices required pursuant to Section 2.04 of the IDB Indenture of its election to convert on a date specified by Seller occurring no earlier than sixteen (16) days thereafter the Rate Period to a Term Period expiring on the maturity date for the IDBs, (ii) Buyer shall cooperate with the Remarketing Agent and Seller to enable the IDBs to be sold on such Mandatory Tender Date at a price equal to the principal amount thereof, including, without limitation, furnishing information and making representations to the Remarketing Agent and agreeing to such other terms and conditions, including indemnification obligations, as are customary or otherwise reasonably requested by the Remarketing Agent in connection with the remarketing of the IDBs for a Term Period expiring on the maturity date for the IDBs, and (iii) unless either (a) when the Remarketing Agent determines that the Term Rate described in
Section 2.03 (b) (iii) of the IDB Indenture, would be likely to exceed 10% per annum were the rate period to be converted to a Term Period or
(b) Seller gives notice to Buyer prior to the time required on the Mandatory Tender Date to effect the conversion that it does not consent to the conversion of the Rate Period to a Term Period expiring on the maturity date for the IDBs, Buyer shall arrange for and comply with its delivery obligations under Section 2.04 (d) of the IDB Indenture in order to cause such conversion to be effected on such Mandatory Tender Date; provided, that in the event of such a conversion, from and after such Mandatory Tender Date (the "Effective Conversion Date"):

                         (a)     For purposes of Section 7.8.4, the
amount of IDB Costs shall be the actual IDB Costs.

                         (b)     On the Effective Conversion Date, the
remarketing proceeds shall be paid to the Letter of Credit issuer in immediately available funds in an amount equal to the sum drawn related to principal on the IDBs under the Letter of Credit in connection with such Mandatory Tender Date, and any interest on the IDBs drawn under the Letter of Credit shall be reimbursed to the Letter of Credit issuer and shall be treated as any other IDB Costs.

                         (c)     The obligation of Seller to either
cause the Letter of Credit to remain outstanding or hold the IDBs shall automatically and without further action terminate.

                    7.8.4 IDB Cost Sharing. If the IDB Costs for any 12-month period following the Closing Date shall be (i) greater than an amount equal to the interest on the aggregate principal amount of the IDBs, calculated at a rate of 7-1/2 per annum, based on the actual number of days in the year (the "IDB Cost Base"), Seller shall pay Buyer one-half of the difference between (a) the Effective Annual IDB Costs and (b) the IDB Cost Base, or (ii) less than the IDB Cost Base, Buyer shall pay Seller one-half of the difference between (a) the Effective Annual IDB Costs and (b) the IDB Cost Base (in either event, the "IDB Cost Spread"). Notwithstanding the foregoing, if the IDBs shall have been converted at the option of Seller pursuant to Section 7.8.3.2 and the IDB Costs exceed 10% per annum, then IDB Costs under 10% shall be addressed by the foregoing and IDB Costs in excess of 10% shall be borne exclusively by Seller and reimbursed to Buyer in accordance with 7.8.4.1.

                         7.8.4.1     Calculation and Payment.  Within
ten business days after the end of each quarter during the term of the IDBs, each of the parties shall provide the other with a statement of each of the IDB Costs incurred by it for the prior quarter. If there is an IDB Cost Spread, calculated on an annual (360 days) cost basis, then the party having responsibility for such IDB Cost Spread shall pay that amount within 30 days after the end of each quarter to the party entitled to such payment.

                    7.8.5 Cooperation. Each of the parties shall use all reasonable efforts in good faith to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable (other than to fund any payment obligations of the other party as provided in this Section 7.8) to cooperate with the other party in connection with the foregoing.

                         7.8.5.1     Remarketing Agent.  Until the IDB
Backstop Expiry Date, notwithstanding any provision herein or in the IDB Indenture or the Remarketing Agreement entered into in connection therewith to the contrary, Seller shall have the exclusive right to remove the Remarketing Agent and to select a successor Remarketing Agent, subject in the case of the selection of a successor Remarketing Agent, to the consent of Buyer, which consent shall not be unreasonably withheld.

                         7.8.5.2     Interest Rate Cap.  From time to
time until the IDB Backstop Expiry Date, Buyer shall have the right, subject to the reasonable consent of the Seller, which consent shall not be unreasonably withheld, to obtain an Interest Rate Cap and the cost of which shall be subject to the provisions of Section 7.8.4.

                    7.8.6 Underwriting Costs. All Underwriting Costs will be shared equally by Seller and Buyer; provided that in no event will Buyer's share of the Underwriting Costs exceed $400,000 in the initial remarketing or $600,000 in the aggregate for both the initial remarketing and the conversion to a fixed term.

                    7.8.7 Conversion. Any conversion of the IDBs under 7.8.3.1 (Option of Buyer) or 7.8.3.2 (Option of Seller) shall be accomplished such that the IDBs be sold without a discount, with a term expiring on the current maturity date for the IDB (2020), and with semi-annual interest payments.

                    7.8.8 Rebate Obligation. Seller shall take all steps necessary to comply with the rebate provisions of Article IV of the Tax Exemption Certificate and Agreement, including, without limitation, making the calculations, transfers and payments that may be necessary to comply with the rebate requirements contained in Section 148(f) of the Code. Seller shall prepare the I.R.S. Form 8038-T required to be filed in 1995 on the fifth anniversary of the Bond issue and Seller shall deposit in the Rebate Fund an amount equal to the total rebate payment, if any, then due. Buyer and Seller shall direct the Trustee to make the required payment from the Rebate Fund to the U.S. Government. Any subsequent filing obligations shall be the responsibility of Buyer.


ARTICLE 8

CONDITIONS PRECEDENT TO CLOSING

          8.1 Conditions Precedent to Buyer's Obligations. The obligation of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions, any of which may be waived by Buyer:

               8.1.1 Accuracy of Representations and Warranties. The representations and warranties made by Seller in this Agreement shall be true and correct as of the Closing Date except for (a) representations and warranties made as of a specified date, which shall be true and correct as of the specified date, (b) breaches and inaccuracies that do not have a Material Adverse Effect and (c) breaches and inaccuracies that Seller is working diligently to cure or remedy at its cost or expense, provided that Seller agrees to either cure or remedy such breaches or inaccuracies as soon as practicable or indemnify Buyer against any Damages relating thereto.

               8.1.2 Litigation. No Order shall be in effect forbidding or enjoining the consummation of the transactions contemplated hereby and no Action shall be pending or threatened which, if adversely determined, would result in any such Order.

               8.1.3 Covenants. Seller shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed by Seller prior to or at the Closing.

               8.1.4 Deliveries. Seller shall have delivered to Buyer the documents required by Section 9.2.

               8.1.5 Consents. The execution, delivery and performance of this Agreement by Seller shall not conflict with any Law or result in the creation of any Lien (other than Permitted Liens) on any assets of Aptus. Seller and Aptus shall have obtained the Consents, if any, set forth on Schedule 3.8. Such consents shall be in form and content reasonably satisfactory to Buyer and shall have been reviewed with Buyer in final (but unexecuted) form no less than fifteen (15) days prior to Closing.

               8.1.6 Customers. Aptus shall not have suffered the loss of customers that would have a Material Adverse Effect.

               8.1.7 No Material Adverse Effect. There shall have been no event or occurrence since December 31, 1994 that has had a Material Adverse Effect on NEI or Aptus.

          8.2 Conditions Precedent to Seller's Obligations. The obligation of Seller to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions, any of which may be waived by Seller:

               8.2.1 Truth of Representations and Warranties. The representations and warranties made by Buyer in this Agreement shall be true and correct in all material respects as of the Closing Date.

               8.2.2 Litigation. No Order shall be in effect forbidding or enjoining the consummation of the transactions contemplated hereby and no Action shall be pending or threatened which, if adversely determined, would result in any such Order.

               8.2.3 Covenants. Buyer shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed by Buyer prior to or at the Closing.

               8.2.4 Deliveries. Buyer shall have delivered to Seller the payment and documents required by Section 9.3.

               8.2.5  [Intentionally Left Blank]

               8.2.6 Permits. Seller shall have been able to obtain any consents necessary to transfer the Permits.

ARTICLE 9

CLOSING

          9.1 Time and Place. Subject to the terms and conditions of this Agreement, the Closing shall take place at the offices of Seller in Pittsburgh, Pennsylvania at 10:00 a.m., on Friday, March 31, 1995 or at such other time and place as the Parties shall agree upon in writing (the "Closing Date"). The Closing shall be deemed effective at 11:59 p.m. Pittsburgh time on the Closing Date.

          9.2 Deliveries by Seller. At the Closing, Seller shall deliver the following to Buyer:

               9.2.1 Certificates representing all of the Shares, together with duly executed stock transfer powers in favor of Buyer.

               9.2.2 The stock books, stock ledgers, minute books and corporate seal of NEI and Aptus.

               9.2.3 The recorded Charter Documents of NEI and Aptus recently certified by the Delaware Secretary of State.

               9.2.4 Certificates of the Secretary or Assistant Secretary of Seller concerning (a) its good standing, (b) the adoption of resolutions by its board of directors authorizing the transactions contemplated by this Agreement and (c) the incumbency of its officers, all in form and substance satisfactory to Buyer.

               9.2.5 Certificates of the Secretaries or Assistant Secretaries (or the comparable officials) of NEI and Aptus, or a certificate of an executive officer of Seller, concerning the Charter Documents and good standing of NEI and Aptus.

               9.2.6 Recent (dated within thirty (30) days of the Closing) good standing certificates (or the comparable documents) for NEI and Aptus issued by the Secretary of State or (the comparable officials) of each of the jurisdictions in which NEI is incorporated, Aptus is incorporated, or either is qualified to do business as a foreign corporation.

               9.2.7 A certificate signed by an executive officer of Seller and dated the Closing Date certifying that (a) each of the representations and warranties made by Seller in this Agreement is true and correct as of the Closing Date in all material respects and (b) all of the terms, covenants and conditions of this Agreement to be complied with and performed by Seller on or before the Closing Date have been complied with and performed in all material respects.

               9.2.8 Copies of the Consents obtained by Seller and Aptus pursuant to Section 3.8.

               9.2.9  A receipt for the payment made as contemplated by
Section 2.2.1.

               9.2.10 A written opinion addressed to Buyer from counsel for Seller, in the form attached as Exhibit 9.2.10.

               9.2.11 The written resignation of each director and officer of Aptus and NEI. A complete list of all such officers and directors is set forth on Schedule 9.2.11 hereto.

               9.2.12 An executed Patent Assignment to Aptus in the form of Exhibit 9.2.12 relating to the patent identified in Schedule
3.19 as registered in the name of Seller.

               9.2.13 An executed Assignment and Assumption Agreement relating to the IDB Bonds in the form of Exhibit 2.2.3.

               9.2.14 An opinion of Counsel to Seller (or counsel to the IDB Issuer) addressed to Buyer to the effect that the Assignment and Assumption Agreement relating to the IDB Bonds will not adversely affect the excludability of interest on the IDB Bonds from the gross income of the owners thereof for purposes of federal income taxation.

               9.2.15  An executed Assignment of Software License
Agreement in the form of Exhibit 9.2.15 relating to Seller's CORE
System.

               9.2.16 An executed Debenture Purchase Agreement in the form of Exhibit 2.2.2.

               9.2.17  Such other documents, instruments and
certificates as Buyer may reasonably request for the transactions contemplated by this Agreement.

          9.3 Deliveries by Buyer. At the Closing, Buyer shall deliver the following to Seller:

               9.3.1  The payment of the Cash required under Section
2.2.1.

               9.3.2 The issuance of the Senior Unsecured Debentures and Subordinated Convertible Debentures.

               9.3.3 An executed Assignment and Assumption Agreement relating to the IDB Bonds in the form of Exhibit 2.2.3.

               9.3.4 An opinion of counsel to Buyer addressed to Security Pacific National Trust Company (New York), as Trustee or its successor, to the effect that Buyer has expressly assumed in a writing delivered to such Trustee the obligations of Seller under the IDB Loan Agreement, satisfying the requirements of Section 6.1(b)(i) of the IDB Loan

Agreement.

               9.3.5 The recorded Charter Documents of Buyer, recently certified by the Delaware Secretary of State.

               9.3.6  A certificate of the Secretary or Assistant
Secretary of Buyer (or the comparable official) concerning (a) Buyer's Charter Documents and good standing, (b) the adoption of resolutions by its board of directors authorizing the transactions contemplated by this Agreement and (c) the incumbency of its officers, all in form and substance satisfactory to Seller.

               9.3.7 A recent good standing certificate for Buyer issued by the Delaware Secretary of State.

               9.3.8 A certificate signed by an executive officer (or the comparable official) of Buyer and dated the Closing Date certifying that (a) each of the representations and warranties made by Buyer in this Agreement is true and correct as of the Closing Date in all material respects and (b) all of the terms, covenants and conditions of this Agreement to be complied with and performed by Buyer on or before the Closing Date have been complied with and performed in all material respects.

               9.3.9 A written opinion addressed to Seller from counsel for Buyer, in the form attached as Exhibit 9.3.9.

               9.3.10 An executed Assignment or Assignments of Software License Agreement in the form of Exhibit 9.2.15 relating to Seller's CORE System and Seller's WISHES System.

               9.3.11 An executed Debenture Purchase Agreement in the form of Exhibit 2.2.2.

               9.3.12  Such other documents, instruments and
certificates as Seller may reasonably request for the transactions contemplated by this Agreement.

ARTICLE 10

TERMINATION PRIOR TO CLOSING DATE

          10.1 Termination. This Agreement may be terminated prior to the Closing Date only as follows:

               10.1.1  By the mutual written consent of the Parties;

               10.1.2 By either Party immediately upon written notice to the other Party, if the Closing has not occurred on or before March 31, 1995 and the failure to close is not attributable to the fault of the party terminating; or

               10.1.3 By either Party immediately upon written notice to the other Party if (a) a preliminary injunction is issued at the request of any Governmental Authority that enjoins or prohibits the Closing or (b) a permanent injunction is issued by a Governmental Authority that enjoins or prohibits the Closing and becomes final and non-appealable.

          10.2  Effect of Termination.

               10.2.1 General. If this Agreement terminates pursuant to Section 10.1, no Party shall have any liability or obligation to the other Party hereunder, other than the confidentiality obligation set forth in Section 6.2. However, such termination shall not relieve any Party of liability for any willful, material breach of this Agreement. Without limiting the foregoing, if Closing does not occur due to a breach by Seller of its obligations under this Agreement, then Seller shall promptly reimburse Buyer in full for the Forty-Five Thousand Dollar ($45,000.00) HSR filing fee previously paid by Buyer.



ARTICLE 11

INDEMNIFICATION AND PROCEDURES

          11.1 Indemnification by Seller. Subject to the other provisions of this Article 11 and Article 12 relating to certain environmental indemnities, Seller shall indemnify and hold Buyer, its Affiliates and their respective employees, representatives, officers, directors and agents (the "Buyer Indemnitees") harmless from and against any and all Damages suffered by any Buyer Indemnitee arising out of:

          (a) the breach of any representation or warranty made by Seller in this Agreement or in any other agreement or certificate delivered by Seller at the Closing;

          (b) the breach of any covenant, undertaking or agreement by Seller in this Agreement or in any other agreement executed and delivered at the Closing;

          (c) in addition to and without limiting the scope of paragraphs (a) and (b) above:

               (I) any claim against Aptus or NEI for workman's compensation pending as of the Closing or any such claim made after the Closing based upon or alleging an incident occurring entirely prior to Closing, including any unsatisfied judgments or other final awards or settlements reached, whether or not scheduled in this Agreement, except to the extent properly reserved for on the December 1994 Balance Sheet;

               (II) any litigation instituted or threatened against Aptus or NEI as of the Closing, including any unsatisfied judgments or other final awards or settlements reached, whether or not scheduled in this Agreement, except to the extent properly reserved for on the December 1994 Balance Sheet;

               (III) any litigation instituted or threatened against Aptus or NEI after the Closing based upon or alleging an incident occurring entirely prior to Closing;

               (IV) any litigation instituted or threatened against Aptus or NEI, other than litigation addressed by items (II) and (III) above, but only to the extent attributable to the business of Aptus or NEI prior to the Closing;

               (V) any liability of any kind whatsoever (i) arising from any incident or occurrence prior to July 1985 and relating in any way to the business operations of NEI, any predecessor of NEI, any Person merged into NEI or Aptus, or any Person whose liabilities were assumed by NEI or Aptus as a result of an acquisition, divestiture or reorganizations whether by operation of law or otherwise, or (ii) relating in any way to the business operations of National Oil Processing, Inc., Coffeyville Truck Center, Inc., National Investment Company, or any Person required to be identified on Schedule 3.1.3 but omitted therefrom. This section is intended to extend to any claims made against Aptus with regard to the one (1) acre parcel of property owned by Hawks and Meehan and located at the Coffeyville Facility.

               (VI)     any Undisclosed Liabilities.

          The foregoing items (a), (b) and (c) being collectively referred to as the "Retained Liabilities."

          11.2 Indemnification by Buyer. Subject to the other provisions of this Article 11 and Article 12 relating to certain environmental indemnities, Buyer shall indemnify and hold Seller, its Affiliates and their respective employees, representatives, officers, directors and agents (the "Seller Indemnitees") harmless from and against any Damages suffered by any Seller Indemnitee arising out of:

          (a) the breach of any representation or warranty made by Buyer in this Agreement or in any other agreement or certificate delivered by Buyer at the Closing;

          (b) the breach of any covenant by Buyer in this Agreement or in any other agreement executed and delivered at the Closing;

          (c) any claim made against Aptus or NEI for workman's compensation made after the Closing, except to the extent such claim constitutes a Retained Liability;

          (d) any litigation instituted or threatened against Aptus or NEI after the Closing, except to the extent such claim constitutes a Retained Liability;

          (e) after the Closing Date, the failure by Buyer, NEI or Aptus to perform any of its obligations, except to the extent that such obligations arise from events or conditions that entitle any Buyer Indemnitee to indemnification pursuant to this Agreement; or

          (f) the operation of the Business after the Closing Date, including any liability of Seller as surety or indemnitor for NEI or Aptus under any performance or surety bond or letter of credit (other than those referred to and specifically handled pursuant to Section 5.8.5) relating to post closing operations of NEI or Aptus, except to the extent that such Damages constitute a Retained Liability.

          11.3  Notice and Resolution of Claims.

               11.3.1 Notice. Each indemnified party (a "Beneficiary") shall promptly give written notice to the indemnifying Party after obtaining knowledge of any claim that it may have pursuant to this

Article 11. Such notice shall set forth in reasonable detail the claim and the basis for indemnification.

               11.3.2 Right to Assume Defense. If such claim for indemnity shall arise from a claim or Action involving a third party (a "Third Party Claim"), the Beneficiary shall permit the indemnifying Party to assume its defense. If the indemnifying Party assumes the defense of such Third Party Claim, it shall take all steps necessary to investigate, defend or settle such Action and shall, subject to Section 11.4, hold the Beneficiary harmless from and against any and all Damages caused by or arising out of any settlement approved by the indemnifying Party or any judgment in connection with such Third Party Claim.
Without the written consent of the Beneficiary, the indemnifying Party shall not consent to entry of any judgment or enter into any settlement that does not include an unconditional and complete release of the Beneficiary by the claimant or plaintiff making the Third Party Claim (except in the case of an Action involving a Governmental Authority where the Governmental Authority does not typically provide an unconditional and complete release, in which case the indemnifying Party shall not consent to entry of any judgment or enter into any settlement that does not contain customary nonadmissions and settlement terms peculiar to that Governmental Authority). The Beneficiary may participate in such defense or settlement through its own counsel, but at its own expense.

               11.3.3 Failure to Assume Defense. Failure by the indemnifying Party to notify the Beneficiary of its election to assume the defense of any Third Party Claim within thirty (30) days after its receipt of notice thereof shall be deemed a waiver by the indemnifying Party of its right to assume the defense of such Third Party Claim. In such event, the Beneficiary may defend against such Third Party Claim in any manner it deems appropriate, at the cost and expense of the Indemnifying Party. The Beneficiary may settle such Third Party Claim or consent to the entry of any judgment with respect thereto, provided that it acts reasonably and in good faith.

          11.4  Limits on Indemnification.

               11.4.1 Seller shall not be liable to defend, indemnify and hold harmless Buyer against any Damages under this Article 11 unless and until the aggregate Damages exceed Five Hundred Thousand ($500,000.00) Dollars (the "Basket"), and then shall be liable only for Damages in excess of the Basket. Furthermore, neither Party shall be liable to indemnify, defend and hold harmless an Indemnitee against Damages in respect of which indemnification may be available in excess of $135,000,000 (the "Cap"); provided, however, that the breach or non-fulfillment of any covenant, undertaking or agreement (as distinguished from a breach of a representation or warranty) shall not be subject to, nor apply in calculating, the Basket or the Cap. For purposes of determining the Basket, any breach by Seller of a representation or warranty hereunder shall be determined without regard to whether the breach resulted in a Material Adverse Effect. Notwithstanding the foregoing, the liability of Seller with respect to the following items shall not be subject to, nor apply in calculating, the Basket or the
Cap: Section 3.22 (Taxes); Section 7.2 (Tax Covenants); Section 7.1 (Employee Matters); Section 11.1 (c) (I) (relating to Workman's Compensation); Section 11.1 (c) (II) (relating to pending litigation);
Section 11.1 (c) (V) (relating to certain potential predecessor liabilities); and Section 3.15 (Accounts Receivable). In addition, the limitations period provided in Section 11.5 shall not apply to the items enumerated in the immediately preceding sentence and Seller's representations and warranties and indemnification obligations related to such items shall survive indefinitely (subject only to applicable statutes of limitations and any extensions thereto), with the exception of Section 11.1 (c) (V) which shall survive for twenty-five (25) years.

               11.4.2 The determination of Final Adjusted Net Worth and the post Closing adjustment of the Purchase Price in accordance with
Section 2.4 hereto shall not affect Buyer's ability to seek indemnification for a breach of a representation or warranty relating to the Financial Statements. Buyer may not make a claim against Seller for breach of Section 3.15 relating to accounts receivable, unless it has attempted to collect same in accordance with its normal collection procedures. Buyer shall also be required to apply amounts which it collects on receivables in the order in which the accounts receivable were created, except with respect to disputed receivables.

          11.5 Survival. With the exception of those items identified in Article 12 or Section 11.4, Seller's representations and warranties and indemnification obligations under this Agreement shall terminate three (3) years from the Closing Date. Representations and warranties that are made as of a specified date or are remade as of the Closing Date are not intended to be deemed to be remade effective as of a date subsequent to the Closing Date.

          11.6 Exclusive Remedy. The remedies of Buyer and Seller provided for in this Agreement shall be the exclusive remedies of the Parties with respect to the matters covered by this Agreement, the events giving rise to this Agreement, the Purchased Assets and the Business. Without limiting the generality or effect of the foregoing, as a material inducement to the other party entering into this Agreement, except for the remedies set forth in this Agreement, each of the Parties hereby waives any claim or cause of action which it might assert, including, without limitation, under the common law, federal, state or foreign securities, trade regulation, or other law, by reason of this Agreement, the matters covered hereby, the events giving rise to this Agreement, the Purchased Assets or the Business. Buyer shall not be entitled to a rescission of this Agreement.

          11.7 No Mitigation. The representations and warranties of either Party shall not be mitigated by any investigation conducted by the other Party or its representatives prior to Closing.

          11.8  Indemnity Payments.  All payments made pursuant to
Section 11.1 (other than interest payments) will be treated by the Parties on all Returns as an adjustment to the Purchase Price.

          11.9  Buyer's Cooperation.

               11.9.1 Buyer shall promptly provide Seller with (a) copies of all notices concerning the Retained Liabilities and any indemnifiable claims that Buyer or Aptus receives after the Closing Date, (b) the assistance, at Seller's cost, of all directors, officers, employees, representatives and agents of Aptus, and (c) all other information concerning the Retained Liabilities that Seller needs or requests to manage and defend the Retained Liabilities.

          11.10  Payment and Assignment of Claims.

               11.10.1 Payment. Upon final determination by agreement of the Parties or pursuant to arbitration as set forth in Section 14.12 that a Party is entitled to indemnification under this Article, the indemnifying Party shall promptly pay or reimburse, as appropriate, the Beneficiary for any Damages to which it is entitled to be indemnified hereunder. Neither Party shall permit any exercise of any right of set-off against the other Party until such final determination is made.

               11.10.2 Assignment. If any of the Damages for which an indemnifying Party is responsible or allegedly responsible under this
Article 11 are recoverable or potentially recoverable against any third party, other than a Beneficiary's insurer, at the time when payment is due hereunder, the Beneficiary shall assign any and all rights that it may have to recover such Damages to the indemnifying Party or, if such rights are not assignable for any reason, the Beneficiary hereunder shall attempt in good faith, at the other party's cost and expense, to collect any and all damages and losses on account thereof from such third party for the benefit of the indemnifying Party.

          11.11 Other Beneficiaries. Buyer shall cause the Buyer Indemnitees, and Seller shall cause the Seller Indemnitees, to comply with the provisions and to abide by the limitations set forth in this
Article 11.

          11.12  Consequential Damages; Other Limitations.

               11.12.1 Seller shall have no obligation to indemnify any of the Buyer Indemnitees against any Consequential Damages suffered or alleged by any of the Buyer Indemnitees. Buyer shall have no obligation to indemnify any of the Seller Indemnitees against any Consequential Damages suffered or alleged by any of the Seller Indemnitees. This restriction shall not apply to a party's obligation to indemnify an Indemnitee against Consequential Damages suffered or alleged by a Person other than the Indemnitee.

               11.12.2 Neither party shall have any obligation to indemnify the other party or its Indemnitees to the extent that Damages (including Retained Liabilities) are caused, contributed to or exacerbated by the actions of the party seeking indemnification or its contractors, subcontractors or agents.

ARTICLE 12

CERTAIN ENVIRONMENTAL MATTERS

          12.1  Seller's Environmental Responsibility.

               12.1.1  Seller Indemnity.  Subject to the other
provisions of this Article 12, Seller shall indemnify and hold harmless the Buyer Indemnitees from and against any and all Damages suffered by any Buyer Indemnitee arising out of (collectively, the "Seller's
Environmental Responsibility"):

          (a)     Identified Environmental Concerns;

          (b) Off-Site Disposal to the extent attributable to the Business prior to Closing;

          (c) Existing Environmental Violations, except to the extent reserved for on the December 1994 Balance Sheet;

          (d) Environmental Violations discovered after Closing, to the extent attributable to the Business prior to Closing;

          (e)     Existing Third Party Environmental Claims;

          (f) Third Party Environmental Claims to the extent attributable to an Identified Environmental Concern; and

          (g) Third Party Environmental Claims (excluding those under Sections 12.1 (e) and 12.1 (f) above) to the extent attributable to the Business prior to Closing.

          (h) Government Remediation Claims to the extent attributable to the Business prior to Closing.

               12.1.2 For purposes of this Article 12, the "Business" shall refer to any business conducted by NEI, Aptus or any Person identified or required to be identified on Schedule 3.1.3.

          12.2 Buyer Environmental Responsibility. Subject to the other provisions of this Article 12, Buyer shall indemnify and hold harmless the Seller Indemnitees from and against any and all Damages suffered by any Seller Indemnitee arising out of (collectively, the "Buyer's Environmental Responsibility"):

          (a) Off-Site Disposal to the extent attributable to Buyer, Aptus or NEI post Closing;

          (b) Environmental Violations to the extent attributable to Buyer, Aptus or NEI post Closing; and

          (c) Third Party Environmental Claims to the extent attributable to Buyer, Aptus or NEI post Closing.

          12.3  Identified Environmental Concerns.  "Identified
Environmental Concerns" shall refer to the following items and Seller's responsibility therefor shall be as set forth in Section 12.10:

          (a) "Coffeyville Contamination". The identified groundwater contamination and other sources of contamination at the Coffeyville, Kansas facility (the "Coffeyville Facility") identified on
Schedule 12.3 hereto.

          12.4 Off-Site Disposal. "Off-Site Disposal" shall refer to the disposal off-site of Hazardous Wastes or PCBs, provided that the off-site migration of Hazardous Substances from on-site disposal at a facility being transferred hereunder to Buyer shall be treated as a Third Party Environmental Claim. In the case of Seller's Environmental Responsibility, Seller's indemnity shall extend to disposal sites whether or not listed by Seller on Schedule 3.18 hereto, but shall not extend to (a) any sites ever owned or operated by Buyer or its Subsidiaries, or (b) sites identified on Schedule 3.18 which Buyer, in its sole discretion, shall have identified prior to the execution hereof, as acceptable facilities.

          12.5 Environmental Violations. "Environmental Violations" shall mean any violation, as of the Closing Date, of Environmental Laws (as such laws exist as of the Closing Date) in the operation of the Business, or the failure to have any Permit, as of the Closing Date, required by Environmental Laws (as such laws exist as of the Closing
Date) which are imposed on or incurred by Buyer as a result of an affirmative obligation imposed upon Buyer by the actions of a Governmental Authority, except to the extent reserved for on the December 1994 Balance Sheet. "Existing Environmental Violations" shall be those that are scheduled or required to be scheduled in this Agreement.

          12.6  Third Party Environmental Claim.

               12.6.1 "Third Party Environmental Claim" means any claim for Damages, including those for personal injury or property damage, resulting from or alleged to result from exposure to any Hazardous Substance as a result of the operation of the Business asserted by any Person other than a party entitled to indemnification under this Agreement, whether or not caused by an Environmental Violation. Third Party Environmental Claims shall include (a) any claims made under performance or surety bonds issued in connection with the Business prior to Closing and (b) any claims that any Hazardous Substance generated, transported or disposed of in connection with the Business, has been found at a site at which any Person (other than a party entitled to indemnification under this Agreement) has conducted, plans to conduct, or has demanded that the receiver of the notice conduct a remedial investigation, removal or other response action pursuant to any Environmental Law. An "Existing Third Party Environmental Claim" shall be one which has been made in writing prior to Closing, whether or not scheduled in this Agreement.

               12.6.2 With respect to Third Party Environmental Claims based upon or alleging Damages as a result of exposure occurring or condition existing from or on any Real Property both before and after the Closing, responsibility shall be borne pro rata by Seller and Buyer in proportion to the relative lengths of third party exposure during their respective periods of occupancy of the Real Property; provided that, for purposes of this allocation, (A) the respective periods of occupancy for any claim shall be determined as of the date such claim is first presented or filed and (B) subject to its right to pursue contribution or indemnity from any other third party, Seller's occupancy shall include any period of occupancy by its predecessors-in-interest during which exposure is alleged.

          12.7 Government Remediation Claim. "Government Remediation Claim" means a Thirty Party Claim brought by a Governmental Authority (other than an Identified Environmental Concern) relative to the remediation of any contaminated property and shall extend to any investigation, remediation or corrective action mandated by such Government Authority (including inspections, monitoring, sampling and removal of contaminated property).

          12.8  Limitations and Deductibles.

               12.8.1 Seller's Environmental Responsibility shall be limited in accordance with the following table which identifies by cross reference the items in Section 12.1:

     Category                                Limitations Period                 Deductible

12.1(a) (Identified Environmental            Until remediated as                None
     Concerns)                               set forth in Section 12.10

12.1(b) (Off-Site Disposal)                  15 years after Closing             None

12.1(e) (Existing Environmental              30 months after Closing            None
     Violations)

12.1(d) (Environmental Violations             30 months after Closing           $150,000 in
     Discovered after Closing)                                                  the aggregate

12.1(e) (Existing Third Party                 10 years after Closing            None
     Environmental Claims)

12.1(f) (Third Party Environmental            The later of 10 years             None
     Claims attributable to an                after Closing or until
     Identified Environmental                 the Identified Environmental
     Concern)                                 Concern is remediated as
                                              set forth in Section 12.10

12.1(g) (Third Party                          10 years after Closing            $1,000,000 in
     Environmental Claims)                                                      the aggregate

12.1(h) (Government Remediation               5 years after Closing             $400,000 in
     Claims)                                                                    the aggregate

               12.8.2  With respect to the items set forth in Section
12.8.1 above: (a) Seller's Environmental Responsibility shall expire at the end of the Limitations Period specified unless Buyer has made a written claim for Damages prior to the expiration of such period or upon Seller's completion of a scheduled or specific item; and (b) Buyer shall assume responsibility for Damages up to the amount of the Deductible therein specified.




               12.8.3 The responsibilities for Deductibles and Damages set forth in this Article 12 shall be distinct from those in Article 11 and not be subject to nor apply in calculating any Baskets set forth in
Article 11. To the extent that the recovery of Damages is addressed by one of the categories set forth in Section 12.1.1, Article 12 shall govern to the exclusion of Article 11; provided that to the extent any Damages are recoverable by any Buyer Indemnitee under Section 11.1 (c)
(V) (relating to certain potential predecessor liabilities), it shall also be entitled to indemnification under such Section; provided further that the exclusive remedy of any Buyer Indemnitee for Damages with respect to Identified Environmental Concerns recoverable under Section
12.10 shall be as set forth in that Section.

               12.8.4 Seller shall have no obligation to indemnify and hold harmless the Buyer Indemnitees under this Article 12 in excess of the $135,000,000 cap set forth in Section 11.4; provided that (a) for purposes of calculating this limitation, Seller shall be afforded a dollar for dollar credit for Damages it has indemnified Buyer against under Article 11 to the extent that such Damages are governed by the cap; and (b) the liability of Seller with respect to Off-Site Disposal shall not be subject to, nor apply in calculating any deductibles or cap.

          12.9 Miscellaneous. The following Sections of Article 11 shall apply equally to Article 12 and the obligations of Seller under this Article 12 shall be deemed Retained Liabilities.

               11.3     Notice and Resolution of Claims
               11.6     Exclusive Remedy
               11.7     Mitigation
               11.8     Indemnity Payments
               11.9     Buyer's Cooperation
               11.10     Payment and Assignment of Claims
               11.11     Other Beneficiaries
               11.12     Consequential Damages; Other Limitations

          12.10  Certain Remediation Activities.

               12.10.1  Coffeyville Contamination.

                    12.10.1.1 Responsibility of Seller. In the case of the remediation of the Coffeyville Contamination, Seller shall, at Seller's sole cost and expense, perform such investigation, remediation or corrective action, in full compliance with the requirements of any Governmental Authority (whether or not pursuant to Environmental Laws in effect on or prior to Closing) including inspections, monitoring, sampling and the removal of any groundwater and associated soils and any other materials mandated by an affirmative action of a Governmental
Authority. Seller's obligation under this Section shall extend to (a) the ongoing RCRA corrective action (the "RCRA Action") and (b) any other investigation, remediation or corrective action initiated within ten
(10) years after Closing by any Governmental Authority in connection with the Coffeyville Contamination or the items identified on Schedule
12.3 as sources or potential sources of contamination. Seller shall also be responsible for maintaining any financial assurances required by any Governmental Authority in connection with the above, whether required under a RCRA corrective action order or as part of the Coffeyville Facility's RCRA or TSCA permits; provided that this obligation shall not extend to any Financial Assurances otherwise required of Buyer as part of the Coffeyville Facility's RCRA or TSCA permits.

                    12.10.1.2  TCE Cost Sharing.  Buyer shall not be
restricted by this Agreement in its ability post Closing to transport, store, handle, incinerate or otherwise dispose of waste streams containing trichloroethylene (TCE) at the Coffeyville Facility.
However, in the event the Coffeyville Facility engages in any of the foregoing activities or otherwise begins to use TCE in its operations post Closing, Buyer and Seller agree that remediation costs under the RCRA Action shall be borne by both Buyer and Seller in a ratio such that Seller's percentage of liability decreases by five (5) percent for each 100,000 pounds of TCE, if any, brought onto the Coffeyville Facility for use in Buyer's operations post Closing or spilled by Buyer at the Coffeyville Facility post Closing.

                    12.10.1.3  Survival.  Seller's responsibility and
liability under this Agreement with respect to the RCRA Action shall terminate when the remediation has achieved to the satisfaction of the Governmental Authority the established remediation clean up levels required by the final remediation plan and such levels have been sustained for one (1) year. After this has been achieved, any post remediation monitoring of the Coffeyville Facility required as a result of the facility's RCRA permit or the groundwater contamination shall be the sole responsibility of Buyer.

               12.10.2  Control.  With respect to Identified
Environmental Concerns or Government Remediation Claims, Seller shall have full control in dealing and negotiating with the cognizant regulatory authorities; provided that (a) Buyer shall have the right to attend, at its own expense, any meetings with the regulatory authorities and shall be provided copies of all correspondence, reports, or other documents (including inspections, monitoring, sampling and analytical results) submitted or received by or on behalf of Seller, and (b) Seller shall not, without the prior written consent of Buyer (which shall not be unreasonably withheld), take any measure or step that imposes any unreasonable burden or encumbrance upon the operation or conduct of Buyer's business unless mandated to do so by a Governmental Authority.
In this regard, Seller agrees to coordinate its activities with Buyer's plant manager and safety manager at the facility in question. In the event that Buyer shares liability due to its actions post Closing as provided herein, Buyer shall have equal responsibility in proportion to its liability in dealing with the regulatory agency(ies). In any event, Buyer shall have the right to review all submissions or proposals to the cognizant regulatory agency(ies) reasonably in advance of such submissions or proposals being offered to such agency(ies).

               12.10.3 Access. Buyer hereby grants to Seller and its consultants a right of reasonable access to its facilities (and those of its tenants, if required) in order to meet its obligations under this
Article 12; provided that Seller shall conduct any such remediation or corrective action in a manner so as to assure no unreasonable interference with the ongoing operations or conduct of Buyer's business unless mandated to do so by a Governmental Authority. Any dispute under this Section as to the reasonableness of Seller's actions may be submitted for resolution to arbitration as set forth in Section 14.12.
Buyer shall allow Seller and its representatives and agents to store all equipment and materials that are necessary or desirable for undertaking remediation or corrective actions required.

               12.10.4  Cooperation.  With respect to Identified
Environmental Concerns or Government Remediation Claims, each party shall reasonably cooperate with the other towards effecting any remediation or corrective action required and shall provide the other with copies of any studies, analytical test results or reports which may come into its possession or control, including consultants retained by or on its behalf with respect to environmental conditions. As long as Seller's Environmental Responsibility at a facility is in effect, (a) each party shall provide notice and documentation to the other of any spill incidents, whether or not reportable, occurring after the Closing
Date in, on or around the Coffeyville Facility, Lakeville facility or Utah facility within ten (10) days of such incident and (b) each party shall also promptly provide to the other a copy of any written statement, report, notice, registration, application, permit, license, claim, action or proceeding given to or received from any Person entering or occupying the Coffeyville Facility, Lakeville facility or Utah facility concerning the spill, release, discharge of or exposure to any Hazardous Substance or contamination in, on, or about the Coffeyville Facility, Lakeville facility or Utah facility including but not limited to all such documents as may be involved in any air and water discharges from the site. Further, the Buyer shall provide to Seller reasonable access to its purchasing and disposal records and shall provide timely notice of any material change in type or volume of product used in its operations at the Coffeyville Facility greater than thirty-three and one-third (33 1/3%) percent of the preceding year's annual inventory.

               12.10.5  Monitoring and Sampling.  Buyer agrees that
Seller may for the purposes of (a) complying with government ordered remediation; or (b) establishing baseline assessments of contamination;
or (c) monitoring of any new, preexisting or suspected contamination;
take soil samples or install additional groundwater monitoring wells and sample such wells and soils as needed in specific areas of concern;
provided that Seller shall conduct any such remediation or corrective action in a manner so as to assure no unreasonable interference with the ongoing operations or conduct of Buyer's business unless mandated to do so by a Governmental Authority. Any disputes under this Section as to the reasonableness of Seller's actions may be submitted for resolution to arbitration as set forth in Section 14.12 with the exception of government mandated actions. Buyer shall be given advance notice of such testing and sampling and shall be entitled to split samples, if requested, at its expense. Buyer may also choose to conduct its own testing and sampling (including sampling of groundwater wells installed by Seller). Buyer and Seller agree, at Seller's sole cost and expense
(except as noted below) to the establishment and permanent location, if necessary, of a Westinghouse representative on the Coffeyville site and further agree to provide such representative with office space to perform the remediation, monitoring and oversight of planned remediation activities at the site as well as baseline monitoring of activities at site. Buyer agrees to absorb the costs of office space for such full time representative over the lifetime of the remedial action.

               12.10.6 Conduct. If Seller or its officers, employees, agents or representatives enter any properties of Aptus, pursuant to this Agreement after the Closing, each Party shall indemnify and save harmless the other and its Indemnitees from and against any Damages arising therefrom to the extent resulting from the negligence or willful misconduct of the Indemnifying Party or its contractors, subcontractors or agents.

ARTICLE 13

DEFINITIONS

          For purposes of this Agreement, the terms set forth below shall have the following meanings:

          "AAA" shall have the meaning set forth in Section 14.12.

          "Action" means any action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

          "Affiliate" means, for any Person, any other Person controlling, controlled by, or under common control with such Person.
The term "control" means the possession, directly or indirectly, of the power to direct the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

          "Agreement" means this Purchase Agreement, together with the Schedules and Exhibits.

          "Aptus" shall have the meaning set forth in the recitals to this Agreement.

          "Aptus Shares" means 1,000 shares of Common Stock of Aptus, constituting all of the issued and outstanding shares of capital stock of Aptus.

          "Assignment and Assumption Agreement" shall have the meaning set forth in Section 2.2.3.

          "Audited Financial Statements" shall have the meaning set forth in Section 3.5.

          "Authenticating Agent" shall have the meaning set forth in the IDB Indenture.

          "Basket" shall have the meaning set forth in Section 11.4 hereto.

          "Beneficiary" shall have the meaning set forth in Section
11.3.1.

          "Business" shall have the meaning set forth in the Recitals
Section.

          "Buyer" shall have the meaning set forth in the heading to this Agreement.

          "Buyer Indemnitees" shall have the meaning set  forth in
Section 11.1.



          "Buyer's Employee Welfare Benefit Plan" shall have the meaning set forth in Section 7.1.6.

          "Buyer's Environmental Responsibility" shall have the meaning set forth in Section 12.2.

          "Buyer's Pension Plan" shall have the meaning set forth in
Section 7.1.4(a).

          "Cap" shall have the meaning set forth in Section 11.4 hereto.

          "Charter Documents" means the articles or certificate of incorporation and its by-laws, as each has been amended or supplemented from time to time.

          "Closing" shall have the meaning set forth in Section 2.2.1.

          "Closing Date" shall have the meaning set forth in Section
9.1.

          "Closing Date Closure and Post Closure Costs" shall have the meaning set forth in Section 5.8 hereto.

          "Code" means the Internal Revenue Code of 1986, as amended from time to time.

          "Coffeyville Facility" shall have the meaning set forth in
Section 12.3.

          "Coffeyville Contamination" shall have the meaning set forth in Section 12.3.

          "Confidentiality Agreement" means the Confidentiality
Agreement dated as of November 30, 1993 between Seller and Buyer.

          "Consent" means a consent, approval, authorization, waiver or notification from any Person, including any Governmental Authority.

          "Consequential Damages" are Damages that arise out of any interruption of business, loss of profits, loss of use of the facilities, claims of customers or other indirect damages.
Consequential Damages shall exclude compensatory or actual damages and incidental damages (as that term is used in the Uniform Commercial
Code).

          "Continuing Employees" shall have the meaning set forth in
Section 7.1.1.

          "Covered Returns" means Returns with respect to Covered Taxes.

          "Covered Taxes" means any Taxes.

          "Damages" means all losses, claims, damages, costs, fines, penalties, obligations, payments and liabilities (including those arising out of any Action), together with all reasonable costs and expenses (including reasonable outside attorneys' fees and reasonable out-of-pocket expenses) incurred in connection with any of the foregoing. Damages shall include any costs of actions within the definition of "response action" under CERCLA Section 101(25) or any similar or successor legislation, including the installation of equipment at a facility required to address an Environmental Violation.

          "December 1994 Adjusted Net Worth" shall have the meaning set forth in Section 2.3.2.

          "December 1994 Balance Sheet" means the Balance Sheet dated
December 31, 1994 and attached to Schedule 3.5 hereto.

          "Dollars" or "$" means lawful currency of the United States.

          "Effective Conversion Date" shall have the meaning set forth in either Section 7.8.3.1 or Section 7.8.3.2, as applicable.

          "Employee" shall have the meaning set forth in Section 3.20.1.

          "Employee Benefit Plans" shall have the meaning set forth in
Section 3.21.1.

          "Employee Welfare Benefit Plans" shall have the meaning set forth in Section 3(1) of ERISA, whether or not such plans are subject to ERISA.

          "Environmental Laws" means any of the following in effect and as interpreted as of the Closing Date: the Comprehensive Environmental
Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C.
 9601 et seq.; the Toxic Substance Control Act, as amended, 15 U.S.C.
 2601 et seq.; the Hazardous Materials Transportation Act, as amended 49
U.S.C. 1802 et seq.; the Resource Conservation Recovery Act, as amended, 42 U.S.C. 9601, et seq.; the Clean Water Act, as amended, 33
U.S.C. 1251 et seq.; the Safe Drinking Water Act, 42 U.S.C. 7401 et seq.; the Occupational Safety and Health Act, 29 U.S.C. 651 et seq.;
and all applicable U.S. federal, state, municipal, local and foreign laws, principles of common law ordinances, codes, as well as orders, decrees, judgments, seizures or injunctions issued, promulgated, approved or entered on or before the Closing Date thereunder relating to pollution, protection of the environment, or protection of the public from pollution or employee health and safety, including, but not limited to the release or threatened release of Hazardous Substances into the environment or otherwise relating to the presence, manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances.

          "Environmental Violations" shall have the meaning set forth in
Section 12.5.

          "ERISA" means the Employee Retirement Income Security Act of
1974, as amended.

          "ERISA Plan" shall have the meaning set forth in Section 3(3) of ERISA with respect to employee benefit plans maintained or contributed to by Seller on behalf of Aptus or Aptus that currently cover Employees and are subject to ERISA.

          "Existing Environmental Violations" shall have the meaning set forth in Section 12.5.


          "Existing Third Party Environmental Claim" shall have the meaning set forth in Section 12.6.

          "Final Adjusted Net Worth" shall have the meaning set forth in
Section 2.4.1.

          "Financial Assurances" shall have the meaning set forth in
Section 5.8.

          "Financial Statements" shall have the meaning set forth in
Section 3.5.

          "Flexible Period" shall have the meaning set forth in the IDB
Indenture.

          "Flexible Rate" shall have the meaning set forth in the IDB
Indenture.

          "GAAP" means generally accepted accounting principles.

          "Governmental Authority" means any federal, state or local government, any of its subdivisions, agencies, authorities, commissions, boards or bureaus, any special improvement district, any federal, state or local court or tribunal of competent jurisdiction.

          "Governmental Remediation Claim" shall have the meaning set forth in Section 12.7.

          "Guarantee" means any guarantee, any indemnification obligation and any other contingent obligation to purchase, to provide funds for payment, to supply funds to invest in any Person or otherwise to assure a creditor against loss including performance bonds and letters of credit.

          "Hazardous Substance" means any of the following in effect and as interpreted as of the Closing Date: any "hazardous substance" as defined under CERCLA or the rules and regulations promulgated thereunder, any Hazardous Waste, radioactive materials, petroleum or petroleum-derived substance or waste, PCB, asbestos, or any constituent or combination of any of the above.

          "Hazardous Waste" means "hazardous waste" as defined in RCRA or the rules and regulations promulgated thereunder (as in effect and as interpreted as of the Closing Date).

          "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements
Act of 1976, as amended, and the regulations promulgated thereunder.

          "IDB Backstop Expiry Date" means the earliest to occur of (i) the discharge of the lien of the IDB Indenture pursuant to Section 12.01 thereof, (ii) June 1, 2020, and (iii) the Effective Conversion Date.

          "IDB Costs" whether incurred by Buyer or Seller, shall consist of (i) any annual or other periodic fees and expenses relating to a Letter of Credit, (ii) any fees or premium payable with respect to an IDB Interest Rate Cap, (iii) any annual or other periodic fees and expenses payable to the Remarketing Agent (subject to Section 7.8.2 hereof), (iv) any annual or other periodic fees and any expenses payable to any rating agency, (v) the interest payable on the aggregate principal amount of the IDBs at the IDB Interest Rate, but shall not include any Underwriting Costs.

          "IDB Indenture" means the Indenture of Trust between Tooele
County, Utah and Security Pacific National Trust Company (New York), as
Trustee, dated as of June 1, 1990, as amended.

          "IDB Interest Rate" means at any time the actual interest payable (without giving effect to any penalty charges) on the IDBs by the Company (after giving effect to the Interest Rate Cap but before giving effect to the cost sharing provision of this Agreement), as it may be adjusted pursuant to Section 7.8.3.2 (a).

          "IDB Interest Rate Cap" means a policy or contract allocating to the provider thereof the obligation to pay a portion of the interest which Buyer obligated to pay with respect to the IDBs, issued in accordance with Section 7.8.5.2, as the same may from time to time be reissued or extended in accordance with its terms, or any substitute therefor which, in any case shall be issued by a provider and be on terms and subject to conditions reasonably acceptable to Seller.

          "IDB Loan Agreement" shall have the meaning set forth in
Section 2.1.

          "IDBs" means the industrial development bonds defined in
Section 2.1(b).

          "Identified Environmental Concerns" shall have the meaning set forth in Section 12.3.

          "Immediate Notices" shall have the meaning set forth in the IDB Indenture.

          "Income Tax" means any federal, state or local income, alternative minimum and franchise or other similar tax, duty, governmental charge or assessment imposed by or on behalf of any Governmental Authority that is based on or measured by income
(including, interest and penalties on any of the forgoing).

          "Income Tax Returns" means any Returns with respect to Income
Tax.

          "Independent Firm" shall have the meaning set forth in Section
2.3.1.

          "Intellectual Property" shall have the meaning set forth in
Section 3.19.1.

          "Interim Period" means, with respect to any Tax, imposed on NEI or Aptus on a periodic basis for which the Closing Date is not the last day of a Short Period, the period of time beginning on the first day of the actual taxable period that includes (but does not end on) the Closing Date and ending on the Closing Date.

          "Issuer" shall have the meaning set forth in the IDB
Indenture.

          "Law" means any statute, rule, regulation or ordinance.

          "Lease" means any lease or sublease of real or personal property to Aptus.

          "Leased Personal Property" shall have the meaning set forth in
Section 3.10.2.

          "Leased Real Property" shall have the meaning set forth in
Section 3.9.2.

          "Letter of Credit" shall mean an irrevocable letter of credit to be dated the Closing Date from a bank in favor of the trustee under the IDB Indenture, issued at the request of Seller, as the same may from time to time be reissued or extended in accordance with its terms, or any substitute therefor.

          "Letter of Intent" shall mean the Letter of Intent entered into on August 22, 1994 between Buyer and Seller.

          "Lien" means any lien, mortgage, deed of trust, security interest, charge, pledge, retention of title agreement, easement, encroachment, condition, reservation, covenant or other encumbrance affecting title.

          "Mandatory Tender Date" shall have the meaning set forth in the IDB Indenture.

          "Material Adverse Effect" means a material adverse effect on
(a) the Business, financial condition or results of operations of the Business, taken as a whole (without giving effect to any effect in the Retained Liabilities), or (b) the ability of Seller to consummate the transactions contemplated by this Agreement.

          "Material Contracts" means the Contracts identified on
Schedule 3.13.

          "Material Lease" means any Real Property Lease or Material
Personal Property Lease.

          "Material Personal Property Lease" means any lease of personal property involving one (1) year or rental obligations exceeding Fifty
Thousand Dollars ($50,000.00).

          "NEI" shall have the meaning set forth in the recitals to this Agreement.

          "Non-Transferred Instrument" shall have the meaning set forth in Section 5.4.2.

          "Off-Site Disposal" shall have the meaning set forth in
Section 12.4.

          "Order" means any order, judgment, injunction, decree or award of any Governmental Authority.

          "Owned Real Property" shall have the meaning set forth in
Section 3.9.1.

          "Party" means Buyer or Seller.

          "PCB" means PolyChlorinated Biphenyl.

          "Pension Plan" means the Westinghouse Pension Plan.

          "Period" has the meaning set forth in Section 7.2.1.

          "Permit" means any permit, license, certificate (including a certificate of occupancy) registration, authorization or approval issued by a Governmental Authority.

          "Permitted Liens" means (a) Liens for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings and as to which reserves have been established consistent with GAAP, (b) landlords' and similar Liens imposed by Law that have been incurred in the ordinary course of business, and (c) other title defects, easements, encroachments and encumbrances that do not, individually or in the aggregate, materially impair the value or continued use of the property to which they relate, assuming that Aptus uses such property for commercial purposes.

          "Person" means an individual, partnership, joint venture, association, corporation, trust or any Governmental Authority.

          "Plan" shall have the meaning set forth in Section 3.21.1.

          "Post-Closing Period" means any Period that begins after the Closing Date and, with respect to any Period beginning before and ending after the Closing Date, the portion of such Period commencing on the day following the Closing Date.

          "Purchase Price" shall have the meaning set forth in Section
2.1.

          "Rate Period" shall have the meaning set forth in the IDB
Indenture.

          "Real Property" means the Owned Real Property and the Leased
Real Property.

          "Real Property Lease" shall have the meaning set forth in
Section 3.9.2.

          "Remarketing Agent" shall have the meaning set forth in the IDB Indenture.

          "Retained Liabilities" shall have the meaning set forth in
Section 11.1 hereto.

          "Returns" means any federal, state or local tax Returns, reports, declarations and forms with respect to Taxes.

          "Savings Program" means the Westinghouse Savings Program.

          "Seller" shall have the meaning set forth in the heading to this Agreement.


          "Seller Indemnitees" shall have the meaning set forth in
Section 11.2.

          "Seller's Employee Welfare Benefit Plan" shall have the meaning set forth in Section 7.1.6.

          "Seller's Environmental Responsibility" shall have the meaning set forth in Section 12.1.

          "Seller's Knowledge" or "to the knowledge of Seller" shall mean the actual knowledge, after due and appropriate inquiry of the person identified on Schedule 13.

          "Seller's Plan" shall have the meaning set forth in Section
7.1.3.

          "Senior Unsecured Debentures" shall have the meaning set forth in Section 2.1.

          "Shares" means 3,000 shares of Common Stock of NEI, constituting all of the issued and outstanding shares of capital stock of NEI.

          "Short-Period" means any Period ending on the Closing Date.

          "Subordinated Debentures" shall have the meaning set forth in
Section 2.1.

          "Subsidiary" of any Person means any corporation of which 50% or more of its shares of stock having general voting power under ordinary circumstances to elect a majority of the board of directors, managers, or trustees of such corporation, irrespective of whether or not at the time, stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency, are owned or controlled directly or indirectly by such Person or by any other Subsidiary of such Person.

          "Tax" or "Taxes" means all income, profits, franchise, gross receipts, capital, sales, use, withholding, value added, ad valorem, transfer, employment, social security, disability, occupation, property, severance, production, waste, excise and other taxes, duties and similar governmental charges and assessments imposed by or on behalf of any Governmental Authority (including interest and penalties thereon).

          "Tax Exemption Certificate and Agreement" shall mean such document dated June 26, 1990 among Seller, Issuer and Trustee.

          "Tax Laws" means the Code and all other Laws relating to Taxes.

          "Tender Agent" shall have the meaning set forth in the IDB
Indenture.

          "Term Period" shall have the meaning set forth in the IDB
Indenture.

          "Terminating Employees" shall have the meaning set forth in
Section 7.1.1.

          "Third Party Claim" shall have the meaning set forth in
Section 11.3.2.

          "Third Party Environmental Claim" shall have the meaning set forth in Section 12.6.

          "Transition Employees" shall have the meaning set forth in
Section 7.1.1.

          "Trustee" shall have the meaning set forth in the IDB
Indenture.

          "Unaudited Financial Statements" shall have the meaning set forth in Section 3.5.

          "Underwriting Costs" shall mean the underwriting fees and expenses of the Remarketing Agent in connection with the remarketing of the IDBs at the Closing Date and at the Effective Conversion Date, and all related underwriting costs, including, without limitation, the fees and expenses of accountants and bond counsel, fees and expenses in connection with the delivery of other legal opinions or required in connection with obtaining a rating on the IDBs, fees and expenses relating to any feasibility study required in connection with remarketing the IDBs, fees and expenses incurred in connection with the initial issuance of the Letter of Credit and the initial rating agency fees, and printing and mailing fees, but shall not include any IDB
Costs.

          "Undisclosed Liabilities" shall have the meaning set forth in
Section 3.6.

ARTICLE 14

MISCELLANEOUS

          14.1 Severability. If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement will not be affected or impaired thereby.

          14.2 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the successors and assigns of the Parties; provided, however, that this Agreement may not be assigned by any Party without the express written consent of the other Party.

          14.3 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original and all of which when taken together shall constitute the same instrument.

          14.4 Headings. The headings of the Sections are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction hereof.

          14.5 Waiver. Any of the terms or conditions of this Agreement may be waived in writing at any time by the Party which is entitled to the benefits thereof. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of such provision at any time in the future or a waiver of any other provision hereof.

          14.6 No Third-Party Beneficiaries. Nothing in this Agreement shall create any third-party beneficiary rights in any Person other than the Beneficiaries.

          14.7 Sales and Transfer Taxes. Seller shall pay all sales, transfer, deed, duties, stamp, notary public and other similar taxes, duties and transfer fees applicable to the transactions contemplated by this Agreement, if any, including fees to record assignments.

          14.8 Other Expenses. Except as otherwise expressly provided for herein or in any agreement entered into on the date hereof, Seller and Buyer shall each pay all costs and expenses incurred by it or on its behalf in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and legal counsel. Costs or expenses of Seller shall be paid by Seller and not by Aptus or from the assets of Aptus.
Any and all fees, costs and expenses for title or survey work related to any of the Real Property shall be paid by Buyer. Any further or additional environmental investigations, studies or analyses relating to any of the Real Property shall be paid by Buyer.

          14.9 Notices. Any notice, request, instruction, consent or other document to be given hereunder by either party hereto to the other party shall be in writing and delivered personally, by nationally recognized overnight courier service, or sent by registered or certified mail, postage prepaid, as follows:

          If to Seller:

               Office of the Chairman
               Westinghouse Electric Corporation
               11 Stanwix Street
               Pittsburgh, PA  15222-1384
               Fax Number:

          With a copy to:

               Office of General Counsel
               Westinghouse Electric Corporation
               11 Stanwix Street
               Pittsburgh, PA  15222-1384
               Fax Number:

          If to Buyer:

               Office of the Vice Chairman
               Rollins Environmental Services, Inc.
               2200 Concord Pike
               Wilmington, DE  19803






          With a copy to:

               Klaus M. Belohoubek, Esquire
               Rollins Environmental Services, Inc.
               2200 Concord Pike
               Wilmington, DE  19803

or at such other address for a Party as shall be specified in writing by that Party. Any notice which is delivered personally or by nationally recognized overnight courier service to the addresses provided herein shall be deemed to have been duly given to the Party to whom it is directed upon actual receipt by such Party. Any notice which is addressed and mailed in the manner herein provided shall be deemed given to the Party to which it is addressed when received.

          14.10 Governing Law; Interpretation. This Agreement shall be construed in accordance with and governed by the Laws of Pennsylvania applicable to agreements made and to be performed wholly within the Commonwealth. Unless specifically stated, otherwise, references to Articles, Sections, Exhibits and Schedules refer to Articles, Sections,
Exhibits and Schedules in this Agreement. References to "includes" and "including" mean "includes without limitation" and "including without limitation."

          14.11 Public Announcements. Seller and Buyer shall agree on the terms of the press releases to be issued upon the execution of this Agreement and shall consult with each other before issuing any other press releases with respect to this Agreement and the transactions contemplated hereby, including any termination of this Agreement for any reason.

          14.12  Arbitration.

               14.12.1 In the event of any dispute arising between the parties hereto, regarding any of the terms or provisions or breach of this Agreement, such disputes shall be resolved by submitting same to arbitration, the results of which shall be final and binding upon the parties and in accordance with the Commercial Arbitration Rules of the American Association of Arbitrators ("AAA"). Such arbitration shall be held in Pittsburgh, Pennsylvania or Wilmington, Delaware, as determined in the sole discretion of the arbitrators, before a three person arbitration panel consisting of practicing attorneys familiar with environmental law if the dispute involves environmental issues. The arbitrators shall not reside in Pittsburgh or Wilmington and shall be subject to the AAA's no conflict rules. The arbitration panel shall be selected from a list of arbitrators supplied by AAA as follows: one arbitrator by Seller, one arbitrator by Buyer, and the third arbitrator selected by the arbitrators appointed by Seller and Buyer:

          (a) Upon the written or telexed demand for arbitration by any of the parties hereto, Buyer and Seller shall appoint their respective selection as arbitrator not later than ten days following receipt of the list supplied by AAA.

          (b) The two arbitrators so selected by Buyer and Seller, shall appoint a third arbitrator not later than ten (10) days thereafter and the three man arbitration panel so constituted shall call for an arbitration hearing not later than thirty (30) days thereafter. The period of arbitration, from the time of the first hearing, shall not exceed ninety (90) days unless such period be extended by the arbitrators for good cause shown.

          (c) The final decision of the arbitrators shall be a written decision setting forth the findings of fact and conclusions reached by the arbitrators, shall be rendered not more than thirty (30) days following the final hearing and shall be sent to the parties by registered mail forthwith, thereafter.

          (d) The prevailing party in any such arbitration shall be entitled to interest on amounts due and to reimbursement of fees and expenses (including reasonable attorneys' fees) as determined by the arbitrators.

          (e) The decision of the arbitrators shall be final and nonappealable in accordance with AAA rules, except as follows: to the extent that either the claim for damages or the amount of damages awarded exceeds Ten Million and 00/100 Dollars ($10,000,000.00), then the arbitrators shall be required to include in their decision both the factual and the legal conclusions reached in support of the decision and either party shall be entitled to appeal the decision to a court of competent jurisdiction based on error in the application of governing legal principles only. In this regard, the arbitrators shall be required to observe Section 11.6 to this Agreement (Exclusive Remedy).
The findings of fact shall remain undisturbed unless manifestly in error. The prevailing party in any such litigation shall be entitled to interest on amounts due and to reimbursement of fees and expenses
(including reasonable attorneys' fees) as determined by the court. For purposes of this Section, the parties consent to the jurisdiction of federal and state courts within Pennsylvania and Delaware.

               14.12.2 This Section, with the exception of the last sentence of 14.1.2.1, shall not apply to disputes under Section 7.4
(Non-Competition). In addition, any disputes brought under the Indentures governing the Senior Unsecured Debentures or the Subordinated
Debentures shall be governed by such Indentures and not by this Section.

          14.13 Financial Projections. Buyer and Seller may have shared with each other certain financial projections relating to their respective businesses or the combined business of Buyer and Aptus post
Closing. Buyer and Seller acknowledge that such financial projections should not be relied upon as accurate or reliable since they are based on various estimates and assumptions that may be unwarranted or speculative. Accordingly, neither Party shall have any liability to the other based on the sharing of such financial projections.

          14.14  Confidentiality.  The terms of the Confidentiality
Agreement shall be extended for a period of five (5) years post Closing.
Without limiting the generality of the foregoing, the terms of the Confidentiality Agreement shall extend to the Parties ongoing business and contractual relationships under this Agreement as long as such relationships continue (whether or not beyond the five (5) year period), including without limitation Section 5.9 (Right to Seller Business Post
Closing), Section 5.10 (Right to Seller Intellectual Property Post
Closing), and Articles 11 and 12 (relating to Indemnification Post
Closing).


          14.15  Entire Agreement; Amendment.  This Agreement, the
Confidentiality Agreement and the other written agreements, if any, entered into on the date hereof constitute the sole understanding of the Parties with respect to the matters contemplated hereby and thereby and supersede all prior agreements and understandings, including the Letter of Intent, between the Parties with respect to such matters. No amendment, modification or alteration of the terms or provisions of this Agreement shall be binding unless the same shall be in writing and duly executed by the Party against whom it would apply.

          14.16 Further Assurances. At any time and from time to time prior to and after the Closing Date, each party shall, at the reasonable request of the other, execute and deliver any further instruments or documents and take all such further action as such party may reasonably request in order to consummate more effectively the transactions contemplated by this Agreement.

          14.17  Exclusive Jurisdiction and Consent to Service of
Process. Subject to Section 14.12, the Parties agree that any legal action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, shall be instituted in a Federal or state court sitting in either Pennsylvania or Delaware. Such courts shall be the exclusive jurisdiction and venue of said legal proceedings and each Party hereto waives any objection which such party may now or hereafter have to the laying of venue of any such action, suit or proceeding, and irrevocably submits to the jurisdiction of any such court in any such action, suit or proceeding. Any and all service of process and any other notice in any such action, suit or proceeding shall be effective against such Party when transmitted in accordance with this Agreement. Nothing contained herein shall be deemed to affect the right of any Party hereto to serve process in any manner permitted by law.

           IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.


                              WESTINGHOUSE ELECTRIC CORPORATION



                               By: /s/ Fredric G. Reynolds
                                Title: Executive Vice President and
                                       Chief Fiancial Office


                              ROLLINS ENVIRONMENTAL
                              SERVICES, INC.



                               By: /s/ Nicholas Pappas
                               Title: President








                                 EXHIBIT 2





DEBENTURE PURCHASE AGREEMENT

          This DEBENTURE PURCHASE AGREEMENT ("Agreement") is dated as of
March 31, 1995 by and between ROLLINS ENVIRONMENTAL SERVICES, INC., a
Delaware corporation ("Rollins"), and WESTINGHOUSE ELECTRIC CORPORATION, a Pennsylvania corporation ("Westinghouse").


R E C I T A L S


          A. Rollins wishes to acquire from Westinghouse, and Westinghouse wishes to sell to Rollins, all of the issued and outstanding shares of capital stock (the "Shares") of National Electric, Inc., a Minnesota corporation and a wholly owned subsidiary of Westinghouse, pursuant to that certain Stock Purchase Agreement dated as of March 7, 1995 by and between Rollins and Westinghouse (the "Stock
Purchase Agreement").

          B. In connection with and pursuant to Section 2.1 of the Stock Purchase Agreement, Rollins proposes to issue and sell to Westinghouse $66,000,000 aggregate principal amount of its 7.25%
Convertible Subordinated Securities Due 2005 (the "Subordinated
Securities"), to be issued pursuant to an indenture (the "Subordinated
Debt Indenture") to be dated as of the date of issue, between Rollins and Texas Commerce Bank, N.A., as Trustee. Any capitalized term used but not defined herein will have the meaning ascribed to such term in the Subordinated Debt Indenture.

          C. In connection with and pursuant to Section 2.1 of the Stock Purchase Agreement, Rollins proposes to issue and sell to Westinghouse $16,800,000 aggregate principal amount of its 7.75% Senior
Unsecured Series Securities Due 2005 subject to adjustment pursuant to
Section 2.4 of the Stock Purchase Agreement (the "Senior Securities";
together with the Subordinated Securities, the "Securities"), to be issued pursuant to an indenture (the "Senior Debt Indenture", together with the Subordinated Debt Indenture, the "Indentures") to be dated as of the date of issue, between Rollins and First Fidelity Bank, N.A., as Trustee.

          NOW, THEREFORE, Rollins and Westinghouse, intending to be legally bound, hereby agree as follows:



ARTICLE 1

Definitions



          1.1 Definitions. For purposes of this Agreement, the terms set forth below will have the following meanings:

          "Demand Registration Statement" has the meaning ascribed to such term in Section 6.2(a).

          "Indentures" has the meaning ascribed to such term in the Recitals.

          "Other Holders" has the meaning ascribed to such term in
Section 6.3(b).

          "Other Securities" has the meaning ascribed to such term in
Section 6.3(a).

          "Permitted Transferee" means any Person who acquires
Registrable Securities from Westinghouse in a transaction exempt from registration under the Securities Act, or any subsequent purchaser from any such Person in any such transaction.

          "Piggyback Registration Statement" has the meaning ascribed to such term in Section 6.3(a).

          "Registrable Securities" means the Subordinated Securities and the Senior Securities owned by Westinghouse. As to any particular
Registrable Securities, once issued such securities will cease to be Registrable Securities when (a) a registration statement with respect to the sale of such securities will have become effective under the Securities Act and such securities will have been disposed of in accordance with such registration statement, (b) they will have been sold as permitted by Rule 144 (or any successor provision) under the Securities Act, (c) they will have been transferred or sold to any Person, or (d) they will have ceased to be outstanding.

          "Registration Expenses" means all expenses, other than Selling
Expenses, incurred by Rollins in effecting any registration of Securities under the Securities Act, including, without limitation, all underwriting discounts, fees, spreads and selling commissions, all registration, qualification, listing and filing fees applicable to any sale of Securities for the account of Westinghouse (including, without limitation, fees relating to registration or qualification under the "blue sky" or securities laws of any jurisdiction), printing expenses, fees and disbursements of counsel to Rollins and the independent accountants of Rollins relating to any Registration Statement, and expenses associated with any communications with Westinghouse required or permitted hereunder, including without limitation the cost of mailing such communications to Westinghouse.

          "Registration Request" has the meaning ascribed to such term in Section 6.2(a).

          "Registration Statement" means a Piggyback Registration
Statement or a Demand Registration Statement.

          "Rollins" means Rollins Environmental Services, Inc., a
Delaware corporation.



          "Rule 415" means Rule 415 under the Securities Act and any successor rule thereto.

          "Rule 430A" means Rule 430A under the Securities Act and any successor rule thereto.

          "Rule 424" means Rule 424 under the Securities Act and any successor rule thereto.

          "Securities" has the meaning ascribed to such term in the Recitals.

          "Securities Legend" has the meaning ascribed to such term in
Section 4.1(c).

          "Selling Expenses" means all underwriting discounts, fees, spreads, and selling commissions applicable to the sale of Registrable
Securities for the account of Westinghouse when participating in any registration by Rollins of any securities under the Securities Act, any fees and disbursements of counsel, any accountants, and financial or other advisors for Westinghouse when participating in such registration, and any direct or indirect costs incurred under this Agreement by Westinghouse.

          "Stock Purchase Agreement" has the meaning ascribed to such term in the Recitals.

          "Westinghouse" means Westinghouse Electric Corporation, a
Pennsylvania corporation.


ARTICLE 2

Issuance of Securities

          2.1 Issuance of Securities. Subject to the terms and conditions set forth herein, Rollins hereby agrees to issue, and Westinghouse hereby agrees to accept, the Securities in the face amount set forth in the Recitals as part of the total consideration for the purchase of the Shares pursuant to the Stock Purchase Agreement.


ARTICLE 3

Representations and
Warranties of Rollins

          3.1     Authorization, Execution and Validity of Agreement.
The execution, delivery and performance by Rollins of this Agreement, the Indentures and the issuance of the Securities have been duly authorized by all necessary corporate action. This Agreement and the Indentures have been duly and validly executed by Rollins, constitutes its valid and binding obligation and is enforceable against Rollins in accordance with its terms.

          3.2 No Conflict; Rollins Consents. The execution, delivery and performance by Rollins of this Agreement will not (a) violate any Law, (b) violate and Charter Document of Rollins, (c)

require any Consent from any Governmental Authority, or (d) breach any material Contract to which Rollins is a party or by which it is bound
(each of the foregoing capitalized terms as defined in the Stock
Purchase Agreement).

          3.3 No Defaults. Assuming that the Securities were outstanding on the date hereof, no Event of Default has occurred and is continuing, and no event has occurred and is continuing which with the lapse of time or the giving of notice, or both, would constitute an Event of Default thereunder.

          3.4 Use of Proceeds. The issuance of the Securities will be part of the total consideration for the purchase of the Shares pursuant to the Stock Purchase Agreement. None of the transactions contemplated in this Agreement or the Indentures (including, without limitation, the use of proceeds from the issuance and sale of the Securities) will violate or result in a violation of Section 7 of the Exchange Act, or any regulation issued pursuant thereto, including, without limitation, Regulations G, T and X of the Board of Governors of the United State Federal Reserve System (the "Board"), 12 CFR, Article
II. Neither Rollins or any Subsidiary of Rollins owns or intends to carry or purchase any "margin stock" within the meaning of Regulation G of the Board. None of the proceeds from the sale of the Securities hereunder will be used, directly or indirectly, to purchase or refinance any borrowing, the proceeds of which were used to purchase any "security" within the meaning of the Exchange Act.

          3.5 Private Offering. Neither Rollins, directly or indirectly, nor any agent on its behalf has offered or will offer the Securities or any similar security or has solicited or will solicit an offer to acquire the Securities or any similar security from any Person so as to cause the issuance and sale of the Securities to violate the provisions of Section 5 of the Securities Act.


ARTICLE 4

Representations and
Warranties of Westinghouse

          4.1     Purchase of Securities; Restrictions on Transfer. (a)
Westinghouse is acquiring the Securities for its own account for investment purposes only and not with a view to distribution or for resale in a manner that would violate the securities law but subject, nevertheless, to the disposition of the Securities being at all times within Westinghouse's control.

          (b) Westinghouse understands that the Securities have not been registered under the Securities Act or under relevant state securities laws (collectively, the "Acts"). Westinghouse further understands that the Securities cannot be sold except pursuant to an effective registration statement under the Securities Act or an exemption from such registration requirements and in compliance with the Securities Act and the Acts.





          (c) Unless sold pursuant to an effective registration statement under the Securities Act and except as set forth in this Section, Securities will bear the following legend (the "Securities
Legend"):

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF
1933 AND MAY NOT BE OFFERED OR SOLD EXCEPT IN COMPLIANCE WITH THE
REGISTRATION REQUIREMENTS OF SUCH ACT AND OF THE APPLICABLE LAWS OF EACH
STATE OF THE UNITED STATES OR IN TRANSACTIONS EXEMPT FROM, OR NOT
SUBJECT TO, SUCH REGISTRATION REQUIREMENTS.

          Rollins will re-issue any Security, without the Securities
Legend, and Rollins will cause the Trustee to authenticate such re-issued Security, if:

     (i) such Security has been transferred in a transaction that (A) is in compliance with Rule 144(k) under the Securities Act, (B) is in compliance with Rule 904 of Regulation S under the Securities Act or (C) does not require registration under the Securities Act, and in the case of the foregoing Westinghouse will have delivered to Rollins such documentation and legal opinions as Rollins may reasonably request, such documentation and legal opinions to be reasonably satisfactory in form and substance to Rollins; or

     (ii) such Security has been transferred in a transaction that is pursuant to an effective registration statement under the Securities
Act; or

     (iii)  three years will have elapsed since the later to occur of
(A) the issuance of the Securities or (B) the date, if any, on which such Security was transferred by an affiliate (within the meaning of Rule 144) of Rollins or by a Person that had been such an affiliate at any time during the three months prior to such transfer (provided, however, that Westinghouse is not such an affiliate or a Person that had been such an affiliate at any time during the three months prior to such re-issuance).

          4.2 Accredited Investor. Westinghouse is an "accredited investor" as that term is used in Section 4.5 of the Stock Purchase
Agreement and has sufficient knowledge and experience in financial and business matters so as to enable it to evaluate the risks and merits inherent in the Securities which comprise the Purchase Price (as defined in the Stock Purchase Agreement). Westinghouse acknowledges receipt and review of copies of Rollins' most recent Annual Report to Shareholders, Proxy Statement, Form 10-K and other filings with the Commission and has had access to such information concerning Rollins as it has felt necessary or appropriate for its evaluation.


ARTICLE 5

Covenants of Westinghouse

          5.1 Resale of Securities. Westinghouse will not, without the prior written consent of Rollins, knowingly and intentionally sell, transfer or otherwise dispose of Common Stock or a principal amount of the Subordinated Securities equal to more than .843793% of the Outstanding Common Stock on a fully-diluted basis (including shares issuable upon redemption or conversion pursuant to the Subordinated
Indenture) to any individual purchaser or its Affiliates in a private transaction.

          5.2 Acquisition of Ownership of Rollins. As of the date hereof, Westinghouse does not beneficially own any Voting Securities (as defined below). So long as no Default or Event of Default has occurred and is continuing under either of the Indentures, and no event has occurred and is continuing which with the lapse of time or the giving of notice, or both, would constitute an Event of Default, Westinghouse agrees that except within the terms of a specific request from Rollins, neither Westinghouse nor any of its Affiliates will propose or publicly announce or otherwise disclose an intent to propose, or enter into or agree to enter into, singly or with any other person or directly or indirectly, (a) any form of business combination, acquisition, or other transaction relating to Rollins or any majority-owned Affiliate thereof,
(b) any form of restructuring, recapitalization or similar transaction with respect to Rollins or any such Affiliate, or (c) any demand, request or proposal to amend, waive or terminate any provision of this Agreement, nor will Westinghouse or any Affiliate as a principal (i) acquire, or offer, propose or agree to acquire, by purchase or otherwise, any securities entitled to be voted generally in the election of directors of Rollins or any direct or indirect options or other rights to acquire such securities ("Voting Securities"), (ii) make, or in any way participate in, any solicitation of proxies with respect to any Voting Securities (including by the execution of action by written consent), become a participant in any election contest with respect to Rollins, seek to influence any person with respect to any Voting
Securities or demand a copy of Rollins' list of stockholders or other books and records, (iii) participate in or encourage the formation of any partnership, syndicate or other group which owns or seeks or offers to acquire beneficial ownership of any Voting Securities or which seeks to affect control of Rollins or for the purpose of circumventing this Agreement, or (iv) otherwise act, alone or in concert with others
(including by providing financing for another person) to seek or to offer to control or influence, in any manner, the management, Board of Directors, or policies of Rollins. For purposes of this Section, an "Affiliate" of Westinghouse will be deemed not to include the Westinghouse Pension Fund, its trustees and investment managers.

          5.3     Voting Power.  So long as no Default or Event of
Default has occurred and is continuing under either of the Indentures, and no event has occurred and is continuing which with the lapse of time or the giving of notice, or both, would constitute an Event of Default, with respect to any matter as to which all holders of Common Stock have a right to vote, Westinghouse will deliver to Rollins proxies to vote all shares of Common Stock which Westinghouse owns on each matter submitted for a vote to all holders of the Common Stock in the same proportion as all other shares of Common Stock are voted. The parties intend for this Section to be an enforceable voting agreement under
Section 218 to the Delaware General Corporation Law, or any successor legislation. To the extent that counsel to either party is of the written opinion that this Section may not be enforceable, the parties agree to negotiate and enter into a separate voting agreement, voting trust or similar instrument that effects the intent of this Section.
Westinghouse agrees to execute such voting instructions, proxies, or similar instruments as shall be reasonably requested by Rollins or its transfer agent in order to effect the intent of this Section.

ARTICLE 6

Registration Rights

          6.1     Limitation on Obligations of Rollins.

          (a) Termination of Obligation to Register. The demand registration rights and the piggyback registration rights provided under this Section will terminate upon the earlier of the date (i) counsel for Rollins will have delivered to Westinghouse an opinion that all of the shares of Registrable Securities then owned by Westinghouse can be sold without registration under Section 5 of the Securities Act or (ii)
Westinghouse will have sold all of the Securities held by it.

          6.2     Demand Registration Rights.

          (a) Registration Request. Upon the written request of Westinghouse that Rollins effect the registration under the Securities
Act of all or part of the Registrable Securities representing not less than 5% of the aggregate principal amount of the Registrable Securities
(a "Registration Request"), at any time after March 31, 1996, Rollins will use its best efforts to effect the registration under the Securities Act. Pursuant to such Registration Request, Rollins will prepare and file, on such appropriate form as Rollins in its discretion will determine (which form will satisfy any relevant provisions of the Registration Request), a registration statement under the Securities Act
(a "Demand Registration Statement") to effect such registration and seek to have such Demand Registration Statement become effective as promptly as practicable.

          A Registration Request will (i) specify the number of shares of Registrable Securities intended to be offered and sold, (ii) express the present intention of Westinghouse to offer or cause the offering of such Registrable Securities for distribution, (iii) describe the nature or method of the proposed offer and sale thereof and (iv) contain the undertaking of Westinghouse to provide all such information and materials and take all such action as may be required in order to permit
Rollins to comply with all applicable requirements of the Commission and to obtain any desired acceleration of the effective date of such Demand
Registration Statement.

          (b) Company Piggyback Registration Rights. If Rollins files a registration statement pursuant to this Section for an underwritten offering, Rollins will be entitled to include in such registration statement, as a part of such underwritten offering, additional shares of Common Stock to be sold for the account of Rollins or for any other Persons, on the same terms and conditions as the Registrable Securities being sold by Westinghouse; provided, however, that if the managing underwriters of such offering advises in writing that in their opinion the inclusion in such Demand Registration
Statement of all securities proposed to be included by Rollins or such other Persons exceeds the number of securities which can be sold in such offering or substantially affects the price that Westinghouse could obtain in such offering, then the number of securities to be included in such Demand Registration Statement for the account of Rollins or such other Persons will be reduced, pro rata, to such number that such managing underwriters advise could be included in such underwriting without interfering with the successful marketing of the Registrable
Securities proposed to be sold by Westinghouse.

          (c) Selection of Underwriters. The underwriter or underwriters of each underwritten offering of the Registrable Securities so to be registered will be selected by Rollins with the consent of Westinghouse, such consent not to be unreasonably withheld.

          (d) Priority in Requested Registration. In addition to cutbacks required pursuant to paragraph (b) above, if the managing underwriter of any underwritten offering will advise Rollins in writing
(with a copy to Westinghouse) that, in its opinion, the number of securities requested to be included in such registration exceeds the number which can be sold in such offering within a price range acceptable to Westinghouse, Rollins will include Registrable Securities in such registration to the extent of the number which Rollins is so advised can be sold in such offering. In connection with any such registration to which this paragraph is applicable, no securities other than Registrable Securities will be covered by such registration.

          (e) Current Demand Registration Statement Obligation. Upon any Demand Registration Statement becoming effective, Rollins will use its best efforts to keep such Demand Registration Statement current for a period of 90 days or such shorter period which will terminate when all Registrable Securities covered by such Demand Registration Statement have been sold.

          (f)     Permissible Delays and Other Limitations of Rollins's
Obligations. Notwithstanding the foregoing, (i) Rollins will not be obligated to cause any special audit to be undertaken in connection with any Demand Registration Statement, (ii) Rollins will be entitled to postpone for a reasonable period of time the filing of any Demand
Registration Statement otherwise required to be prepared and filed by it
(A) to the extent necessary to prepare the financial statements of Rollins for the fiscal period most recently ended prior to the related
Registration Request, (B) if Rollins would be required to disclose in such Demand Registration Statement the existence of any fact relating to a material business situation, transaction or negotiation not otherwise required to be disclosed, or (C) if Rollins notifies Westinghouse that a registration at the time and on the terms requested would adversely affect any equity financing by Rollins that had been contemplated by Rollins prior to receipt of notice requesting registration pursuant to paragraph (a) above; provided, however, that in the event of a delay pursuant to clause (B), Rollins will not be entitled to delay the filing for more than 100 days and (iii) Rollins will not be obligated to file a Demand Registration Statement during the 100-day period following the effectiveness of the registration statement filed by Rollins in connection with an underwritten primary or a secondary offering of its securities.

          (g)     Expenses.  Rollins will pay all of the Registration
Expenses incurred in connection with up to two Demand Registration
Statements that become effective pursuant to this Section, and Westinghouse will pay for any Registration Expenses incurred in connection with any additional Demand Registration Statements up to the limit for such registrations set forth in paragraph (i) below; provided that if any securities are registered for sale for the account of any Person other than Westinghouse or Rollins pursuant to paragraph (b)

above, each such Person will bear its pro rata share of all Registration
Expenses (provided that for purposes of this Section, Rollins may pay such pro rata expenses on behalf of the Persons other than Westinghouse;
provided, further, that in no event will Westinghouse be required to pay any internal costs of Rollins. Westinghouse will pay all Selling
Expenses under any such Demand Registration Statement.

          (h) Effectiveness of Registration Statement. For purposes of this Agreement, a Registration Statement will not be deemed to have become effective:

     (i) if, after a Registration Statement has become effective, such Registration Statement is interfered with by any stop order, injunction or other order or requirement of the Commission or other governmental authority for any reason other than an act or omission of Westinghouse;

     (ii) if the conditions to closing specified in the purchase agreement or underwriting agreement entered into in connection with such registration are not satisfied other than by reason of some act or omission by Westinghouse; or

     (iii) if Rollins voluntarily takes any action that would result in Westinghouse not being able to sell such Registrable Securities covered thereby during the period specified in paragraph (b) above, unless such action is required under applicable laws, provided that the foregoing will not apply to actions taken by Rollins in good faith and for valid business reasons, including without limitation the acquisition or divestiture of assets.

          (i)     Limitation on Demand Registration Rights.
Notwithstanding anything in this Section to the contrary, in no event will Rollins be required to effect, in the aggregate, without regard to Westinghouse making such request, more than two effective registrations pursuant to this Section; subject to diminution pursuant to Section
6.3(d). The use of any demand registration right will not diminish the number of piggyback registration rights available to Westinghouse pursuant to Section 6.3(c).

          6.3     Incidental Registration.

          (a) Piggyback Rights. If Rollins at any time proposes to register any of its securities ("Other Securities") under the Securities
Act (other than a registration on Form S-4 or S-8 or an S-3 registration statement which relates solely to a dividend reinvestment plan or employee purchase plan), whether or not for sale for its own account, in a manner which would permit registration of Registrable Securities for sale to the public under the Securities Act, it will each such time give prompt written notice to Westinghouse of its intention to do so at least
30 days prior to the anticipated filing date of the registration statement relating to such registration. Such notice will offer
Westinghouse the opportunity to include in such registration statement
(a "Piggyback Registration Statement") such number of Registrable
Securities as Westinghouse may request. Upon the written request of Westinghouse made within 10 days after the receipt of Rollins's notice
(which request will specify the number of Registrable Securities intended to be disposed of and the intended method of disposition thereof), Rollins will use its best efforts to effect, in connection with the registration of the Other Securities, the registration under the Securities Act of all Registrable Securities which Rollins has been so requested to register by Westinghouse to the extent required to permit the disposition (in accordance with such intended methods as requested by Westinghouse) of the Registrable Securities to be so registered on the same terms and conditions as any similar securities of Rollins included in such Piggyback Registration Statement; provided that if, at any time after giving such written notice of its intention to register any Other Securities and prior to the effective date of the Piggyback Registration Statement, Rollins will determine for any reason not to register the Other Securities, Rollins may, at its election, give written notice of such determination to Westinghouse and thereupon
Rollins will be relieved of its obligation to register such Registrable
Securities in connection with the registration of such Other Securities
(but not from its obligation to pay Registration Expenses to the extent incurred in connection therewith as provided in paragraph (e) below).

          (b) Priority in Incidental Registrations. If the registration referred to in the first sentence of paragraph (a) above is to be: (i) an underwritten primary registration on behalf of Rollins, and the managing underwriters advise Rollins in writing that in their opinion the total number of securities requested to be included in such registration exceeds the number of securities which can be sold in such offering or substantially affects the price that Rollins could obtain in such offering, Rollins will include in such registration (A) first, up to the full number of securities Rollins proposes to sell and (B) second, up to the full number of securities that such underwriters advise can be so sold allocated pro rata among the holders of Other
Securities (other than the securities sold by Rollins) (the "Other
Holders") who have also requested registration of their securities and Westinghouse on the basis of the number of securities (including
Registrable Securities) requested to be included therein by the each Other Holder and by Westinghouse; or (ii) an underwritten secondary registration of other securities of Rollins on behalf of Persons other than Westinghouse or Rollins ("Initiating Persons"), and the managing underwriters advise Rollins in writing that in their opinion (A) the total number of securities requested to be included in such registration exceeds the number of securities which can be sold in such offering or substantially affects the price that the Initiating Persons could obtain in such offering, Rollins will include in such registration (x) first, up to the full number of securities the Initiating Persons requesting registration propose to sell and (y) second, up to the full number of securities that such underwriters advise can be so sold allocated pro rata among Rollins, Westinghouse and the Other Holders (other than the Initiating Persons), who have also requested registration of their securities, on the basis of the number of securities (including
Registrable Securities) requested to be included therein by Rollins, Westinghouse and the Other Holders (other than the Initiating Persons) or (B) the request to include Registrable Securities would be detrimental to such secondary offering, Rollins may exclude such securities.

          (c) Limitation of Piggyback Obligation. Notwithstanding anything in this Section to the contrary, in no event will Rollins be required to effect, in the aggregate, without regard to Westinghouse making such request, more than two effective registrations pursuant to this Section. The use of any demand registration right will not diminish the number of piggyback registration rights available to Westinghouse pursuant to this Section. Without limiting the generality or effect of any other provision hereof, Rollins will not be required to effect any registration of Registrable Securities under this Section incidental to the registration of any of its securities in connection with mergers, acquisitions, exchange offers, subscription offers, dividend reinvestment plans or stock option or other employee benefit plans.

          (d) Limitation on Piggyback Registration Rights. No registration of Registrable Securities effected under this Section will relieve Rollins of its obligation to effect a registration of Registrable Securities pursuant to Section 6.2; provided, however, that such number of demand rights will be decreased by the number of piggyback registrations that will have become effective as to the full number of shares requested to be registered by Westinghouse.

          (e) Expenses. Rollins will pay all Registration Expenses in connection with any registration pursuant to this Section, except that Westinghouse will pay any Selling Expenses in connection with any registration pursuant to this Section.

          6.4     Hold-Back Agreements.

          (a)     Restrictions on Public Sale by Westinghouse.  If
Westinghouse holds any Registrable Securities covered by a Registration
Statement, Westinghouse agrees, if requested by the managing underwriters in an underwritten offering, not to effect any public sale or distribution of securities of Rollins of the same class as the securities included in such Registration Statement, including a sale pursuant to Rule 144 (except as part of such underwritten registration), during the 10-day period prior to, and during the 90-day period beginning on, the closing date of each underwritten offering made pursuant to such Registration Statement, or such other period to which Rollins and Westinghouse may agree, to the extent timely notified in writing by Rollins or the managing underwriters. The foregoing provisions will not apply to Westinghouse if it is prevented by any applicable statute or regulation from entering any such agreement;
provided, however, that Westinghouse will undertake, in its request to participate in any such underwritten offering, not to effect any public sale or distribution of any applicable class of Registrable Securities commencing on the date of sale of such applicable class of Registrable
Securities unless it has provided 45 days' prior written notice of such sale or distribution to the underwriter or underwriters.

          (b)     Restrictions on Sale of Securities by Rollins and
Others. Rollins agrees (i) not to effect any public or private offer, sale or distribution of its securities, including a sale pursuant to Regulation D under the Securities Act, (A) during the 10-day period prior to, and during the 90-day period beginning with, the effectiveness of any Registration Statement, or such other period to which Rollins and Westinghouse may agree, (except as part of such registration, if permitted, or pursuant to registrations on Forms S-4 or S-8 or any successor form to such forms) and (B) during the 20-day period following receipt by Rollins of a notice in writing from Westinghouse of an intention to sell Registrable Securities pursuant to an effective
Registration Statement (except as part of such registration, if permitted, or pursuant to registrations on Forms S-4 or S-8 or any successor form to such Forms) and (ii) to use its best efforts to cause its directors and executive officers to comply with all restrictions of the securities laws during the periods set forth in clauses (A) or (B) above.

          6.5     Registration Procedures.

          (a) Prospectuses; State Qualification. In connection with any offering of Registrable Securities pursuant to this Agreement, Rollins (i) will furnish to Westinghouse such number of copies of any prospectus (including any preliminary prospectus) and prospectus supplement as it may reasonably request in order to effect the offering and sale of the Registrable Securities to be offered and sold, but only while Rollins will be required under the provisions hereof to cause the Registration Statement to remain current, and (ii) take such action as will be necessary to qualify the Registrable Securities covered by such registration under such blue sky or other state securities laws for offer and sale as Westinghouse will request; provided, however, that Rollins will not be obligated to qualify as a foreign corporation to do business under the laws of any jurisdiction in which it will not be then qualified or to file any general consent to service of process.

          (b) Underwriting Agreements. If requested, Rollins will enter into an underwriting agreement with an investment banking firm selected by Rollins in connection with a Piggyback Registration
Statement, or with a nationally recognized investment banking firm selected pursuant to Section 6.2(c) in connection with a Demand
Registration Statement; in either case containing representations, warranties, indemnities and agreements then customarily included by an issuer in underwriting agreements with respect to secondary distributions.

          (c) Certificates. In connection with any offering of Registrable Securities registered pursuant to this Agreement, Rollins will (i) furnish Westinghouse, at Rollins's expense, with unlegended certificates (in such denominations as Westinghouse will request) representing ownership of the Registrable Securities which are sold pursuant to any Registration Statement and (ii) instruct the Trustee and registrar of the Securities to release any transfer restrictions with respect to the Registrable Securities so sold.

          (d) Covenants of Rollins. In connection with Rollins's obligations pursuant to Sections 6.2 and 6.3, Rollins will:


     (i) cooperate and assist in any filings required to be made the Trust Indenture Act of 1939, as amended;

     (ii) cooperate and assist in any filings required to be made with any national securities exchange; and before filing a Registration
Statement or prospectus or any amendments or supplements thereto, Rollins will furnish to counsel selected by Westinghouse (at
Westinghouse's expense) copies of all such documents proposed to be filed, which documents will be subject to their review and comments;

     (iii) cause the prospectus to be supplemented by any required prospectus supplement, and as so supplemented to be filed pursuant to Rule 424;


     (iv) notify Westinghouse when Registrable Securities are covered by a Registration Statement promptly: (A) when the prospectus or any prospectus supplement or post-effective amendment has been filed, and, with respect to such Registration Statement or any post-effective amendment, when the same has become effective; (B) of any request by the Commission for any amendments or supplements to such Registration
Statement or the prospectus or for additional information; (C) of the issuance by the Commission of any stop order suspending the effectiveness of such Registration Statement or the initiation of any proceedings for that purpose; (D) if, at any time prior to the closing contemplated by an underwriting agreement entered into in connection with such Registration Statement, that the representations and warranties of Rollins contemplated by paragraph (b) above cease to be true and correct; (E) of the receipt by Rollins of any notification with respect to the suspension of the qualification of the Registrable
Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and (F) of the happening of any event which makes any statement made in such Registration Statement, the prospectus or any document incorporated therein by reference untrue and which requires the making of any changes in such Registration Statement, the prospectus or any document incorporated therein by reference in order to make the statements therein not misleading;

     (v) make reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement;

     (vi) furnish to Westinghouse when Registrable Securities are covered by a Registration Statement, without any additional charge, one signed copy of such Registration Statement and any post-effective amendment thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including those incorporated by reference);

     (vii)  upon the occurrence of any event contemplated by paragraph
(d)(iii)(F) above, prepare a supplement or post-effective amendment to the Registration Statement, the related prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable
Securities, the prospectus will not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading;

     (viii)  cause all Registrable Securities covered by a Registration
Statement to be listed on each securities exchange on which similar securities issued by Rollins are then listed if requested by Westinghouse or the managing underwriters, if any; and

     (ix) otherwise use its best efforts to comply with all applicable rules and regulations of the Commission.

          6.6  Indemnification and Contribution.

          (a) Indemnification by Rollins. In the case of any offering registered pursuant to this Agreement, Rollins agrees to indemnify and hold Westinghouse, each underwriter of securities of Rollins under such registration approved by Rollins as provided in Section 6.4 of this Agreement and each person who controls any of the foregoing within the meaning of Section 15 of the Securities Act harmless against any and all losses, claims, damages or liabilities to which they or any of them may become subject under the Securities Act or any other statute or common law or otherwise, and to reimburse them for any reasonable legal or other expenses incurred by them in connection with investigating any claims and defending any actions, insofar as any such losses, claims, damages, liabilities or actions will arise out of or will be based upon
(i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement relating to the sale of such Registrable Securities, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus (as amended or supplemented if Rollins will have filed with the Commission any amendment or supplement thereof), if used prior to the effective date of such Registration Statement, or contained in the prospectus (as amended or supplemented if Rollins will have filed with the Commission any amendment or supplement thereof, including the information deemed part of such Registration Statement pursuant to Rule
430A), if used within the period during which Rollins will be required to keep the Registration Statement to which such prospectus relates current pursuant to the terms of this Agreement, or the omission or alleged omission to state therein (if so used) a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the indemnification agreement contained in this Section will not apply to such losses, claims, damages, liabilities or actions which will arise from the sale of Registrable Securities to any person if such losses, claims, damages, liabilities or actions will arise out of or will be based upon any such untrue statement or alleged untrue statement, or any such omission or alleged omission, if such statement or omission will have been made in reliance upon and in conformity with information furnished in writing to Rollins by Westinghouse or any such underwriter specifically for use in connection with the preparation of the Registration Statement or any preliminary prospectus or prospectus contained in the Registration Statement or any such amendment thereof or supplement thereto.

          (b) Indemnification by Westinghouse and Underwriters. In the case of each offering registered pursuant to this Agreement
Westinghouse agrees, and each underwriter participating therein will agree, in the same manner and to the same extent as set forth in paragraph (a) above severally to indemnify and hold harmless Rollins and each person, if any, who controls Rollins within the meaning of Section
15 of the Securities Act, its directors and those officers of Rollins who will have signed any such Registration Statement with respect to any statement in or omission from such Registration Statement or any preliminary prospectus (as amended or as supplemented, if amended or supplemented as aforesaid) or prospectus contained in such Registration
Statement (as amended or as supplemented, if amended or supplemented as aforesaid), if such statement or omission will have been made in reliance upon and in conformity with information furnished in writing to Rollins by Westinghouse or such underwriter specifically for use in connection with the preparation of such Registration Statement or any preliminary prospectus or prospectus contained in such Registration
Statement or any such amendment or supplement thereof.

          (c) Conduct of Indemnification Procedures. Each party indemnified under paragraphs (a) or (b) above will, promptly after receipt of notice of the commencement of any action against such indemnified party in respect of which indemnity may be sought, notify the indemnifying party in writing of the commencement thereof. The omission of any indemnified party so to notify an indemnifying party of any such action will not relieve the indemnifying party from any liability in respect of such action which it may have to such indemnified party on account of the indemnity agreement in paragraphs
(a) or (b) above, unless and to the extent the indemnifying party was prejudiced by such omission, and in no event will relieve the indemnifying party from any other liability which it may have to such indemnified party. In case any such action will be brought against any indemnified party and it will notify an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under paragraphs (a) or (b) above for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigations; provided, however, that the indemnifying party will not be entitled to assume the defense of the indemnified party if in the reasonable judgment of such indemnified party based on written advice of counsel, a conflict of interest may exist between such indemnified party and any other of the indemnified parties with respect to such claim.

          (d) Contribution. If for any reason the indemnification provided for in paragraphs (a) and (b) above is unavailable to an indemnified party or insufficient to hold it harmless as contemplated in paragraphs (a) and (b) above, then the indemnifying party will contribute to the amount paid or payable by the indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the indemnified party and the indemnifying party, but also the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations, provided that Westinghouse will not be required to contribute in an amount greater than the dollar amount of the proceeds received by Westinghouse with respect to the sale of any securities. No Person guilty of fraudulent misrepresentation
(within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.


ARTICLE 7

Miscellaneous

          7.1  Certain Rights of Westinghouse if Named in a Registration
Statement. If any Registration Statement refers to Westinghouse by name or otherwise as the holder of any securities of Rollins, then
Westinghouse will have the right to require (a) the insertion therein of language, in form and substance reasonably satisfactory to Westinghouse and Rollins, to the effect that the holding by Westinghouse of such securities (i) does not necessarily make Westinghouse a "controlling person" of Rollins within the meaning of the Securities Act, (ii) is not to be construed as a recommendation by Westinghouse of the investment quality of Rollins's securities covered thereby and (iii) does not imply that Westinghouse will assist in meeting any future financial requirements of Rollins or (b) in the event that such reference to Westinghouse by name or otherwise is not required by the Securities Act or any of the rules and regulations promulgated thereunder, the deletion of the reference to Westinghouse.

          7.2 Public Company Status. Rollins will take all actions reasonably necessary to maintain its registration under the Securities
Exchange Act of 1934, as amended. If Rollins fails to maintain such registration, Westinghouse will have the right to require Rollins to redeem all or any portion of Westinghouse's Subordinated Securities for cash at a price equal to the product of (i) $6.82 multiplied by (ii) the number of shares (calculated as to each conversion to the nearest 1/100 of a share) of Common Stock into which the principal amount of Subordinated Securities is convertible at the Conversion Price (or at a current adjusted Conversion Price if an adjustment has been made as provided in the Subordinated Debt Indenture), together with accrued interest to the date of payment.

          7.3 Severability. If any provision of this Agreement or in the Securities will be held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not be affected or impaired thereby.

          7.4 Successors and Assigns. The terms and conditions of this Agreement will inure to the benefit of and be binding upon the successors and assigns of the parties hereto; provided, however, that this Agreement may not be assigned by and party hereto without the express written consent of the other party.

          7.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which will for all purposes be deemed to be an original and all of which when taken together will constitute the same instrument.

          7.6 Headings. The headings of the Sections are inserted for convenience only and will not be deemed to constitute part of this Agreement or to affect the construction hereof.

          7.7 Waiver. Any of the terms or conditions of this Agreement may be waived in writing at any time by the party which is entitled to the benefits thereof. No waiver of any of the provisions of this Agreement will be deemed or will constitute a waiver of such provision at any time in the future or a waiver of any other provision hereof.

          7.8     No Third-Party Beneficiaries.  Nothing in this
Agreement or in the Securities will create any third-party beneficiary rights in any Person other than the Beneficiaries (as defined in the Stock Purchase Agreement).

          7.9 Notices. Any notice, request, instruction, consent or other document to be given hereunder by either party hereto to the other party will be in writing and delivered personally, by telecopy or sent by registered or certified mail, postage prepaid, as follows:


          If to Westinghouse:

Office of the Chairman
               Westinghouse Electric Corporation
               11 Stanwix Street
               Pittsburgh, PA  15222-1384
               facsimile: 412/642-3851

          With a copy to:

               Office of General Counsel
               Westinghouse Electric Corporation
               11 Stanwix Street
               Pittsburgh, PA  15222-1384
               facsimile: 412/642-5224

          If to Rollins, to:

               Office of the Vice Chairman
Rollins Environmental Services, Inc.
               2200 Concord Pike
               Wilmington, DE  19803
               facsimile: 302/426-3555

          With a copy to:

               Klaus M. Belohoubek, Esquire
Rollins Environmental Services, Inc.
               2200 Concord Pike
               Wilmington, DE  19803
               facsimile: 302/426-3555

or at such other address for a party as will be specified in writing by that Party. Notice delivered as provided above will be deemed to have been duly given to the party to whom it is directed upon actual receipt by such party.

          7.10 Governing Law; Interpretation. This Agreement will be construed in accordance with and governed by the laws of the State of Delaware applicable to agreements made and to be performed wholly within the State. Unless specifically stated otherwise, references to Articles, Sections and Exhibits refer to Articles, Sections and Exhibits in this Agreement. References to "includes" and "including" mean
"includes without limitation" and "including without limitation."

          7.11 Arbitration. In the event of any dispute arising between the parties hereto regarding any of the terms or provisions or breach of this Agreement, such disputes will be resolved by submitting same to arbitration, the results of which will be final and binding upon the parties and in accordance with the Commercial Arbitration Rules of the American Association of Arbitrators ("AAA"). Such arbitration will be held in Pittsburgh, Pennsylvania or Wilmington, Delaware, as determined in the sole discretion of the arbitrators, before a three person arbitration panel. The arbitration panel will be selected from a list of arbitrators supplied by AAA as follows: one arbitrator by Westinghouse, one arbitrator by Rollins, and the third arbitrator selected by the arbitrators appointed by Westinghouse and Rollins:

      100          (a)     Upon the written or telexed demand for arbitration by
any of the parties hereto, Westinghouse and Rollins will appoint their respective selection as arbitrator not later than ten days following receipt of the list supplied by AAA.

          (b) The two arbitrators so selected by Westinghouse and Rollins will appoint a third arbitrator not later than ten days thereafter and the three person arbitration panel so constituted will call for an arbitration hearing not later than 30 days thereafter. The period of arbitration, from the time of the first hearing, will not exceed 90 days unless such period be extended by the arbitrators for good cause shown.

          (c) The final decision of the arbitrators will be a written decision setting forth the findings of fact and conclusions reached by the arbitrators, will be rendered not more than 30 days following the final hearing and will be sent to the parties by registered mail forthwith, thereafter.

          (d) The prevailing party in any such arbitration will be entitled to interest on amounts due and to reimbursement of fees and expenses (including reasonable attorneys' fees) as determined by the arbitrators. The decision of the arbitrators will be final and nonappealable in accordance with AAA rules, except as follows: to the extent that either the claim for damages or the amount of damages awarded exceeds Ten Millon and 00/100 Dollars ($10,000,000.00), then the arbitrators will be required to include in their decision both the factual and the legal conclusions reached in support of the decision and either party will be entitled to appeal the decision to a court of competent jurisdiction based on error in the application of governing legal principles only. The findings of fact will remain undisturbed unless manifestly in error. The prevailing party in any such litigation will be entitled to interest on amounts due and to reimbursement of fees and expenses (including reasonable attorneys' fees) as determined by the court. For purposes of this Section, the parties consent to the jurisdiction of Federal and state courts within Pennsylvania and Delaware.

          7.12 Entire Agreement; Amendments. This Agreement constitutes the sole understanding of the parties hereto with respect to the matters contemplated hereby and thereby and supersede all prior agreements and understandings between the parties hereto with respect to such matters. No amendment, modification or alteration of the terms or provisions of this Agreement will be binding unless the same will be in writing and duly executed by the party against whom it would apply.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.



                         ROLLINS ENVIRONMENTAL SERVICES, INC.



                         By: /s/ Nicholas Papas

                            Name: Nicholas Papas
                            Title: President

                         WESTINGHOUSE ELECTRIC CORPORATION



                            By: /s/ Fredric G. Reynolds
                            Name: Fredric G. Reynolds
                            Title: Executive Vice President and Chief
                                   Financial Officer



















































                               EXHIBIT 3
     Indenture

     Dated as of March 31, 1995

     $66,000,000


     7.25% Convertible Subordinated Debentures Due March 31, 2005




     TABLE OF CONTENTS


     ARTICLE ONE

     Definitions and Other Provisions
     of General Application

     SECTION 101.     Definitions.       1
     SECTION 102.     Compliance Certificates and Opinions       7
     SECTION 103.     Form of Documents Delivered to Trustee       8
     SECTION 104.     Acts of Holders; Record Dates       9
     SECTION 105.     Notices Etc., to Trustee and Company      10
     SECTION 106.     Notice to Holders: Waiver.      10
     SECTION 107.     Conflict with Trust Indenture Act.      11
     SECTION 108.     Effect of Headings and Table of Contents.      11
     SECTION 109.     Successors and Assigns.      11
     SECTION 110.     Separability Clause.      11
     SECTION 111.     Benefits of Indenture.      11
     SECTION 112.     Governing Law.      12
     SECTION 113.     Legal Holidays.      12
     SECTION 114.     No Security Interest Created.      12
     SECTION 115.     Limitation on Individual Liability.      12
     SECTION 116.     No Right of Set-Off.      13

     ARTICLE TWO

     Security Forms

     SECTION 201.     Forms Generally.      13
     SECTION 202.     Form of Face of Security.      13
     SECTION 203.     Form of Reverse of Security.      15
     SECTION 204.     Form of Trustee's Certificate of Authentication.
21


     ARTICLE THREE

     The Securities

     SECTION 301.     Title and Terms.      22
     SECTION 302.     Denominations.      22
     SECTION 303.     Execution, Authentication, Delivery and Dating.
22
     SECTION 304.     Temporary Securities.      23

     SECTION 305.     Registration, Registration of Transfer and
                      Exchange.      24
     SECTION 306.     Mutilated, Destroyed, Lost and Stolen
                      Securities. 25
     SECTION 307.     Payment of Interest; Interest Rights
                      Preserved.      26
     SECTION 308.     Persons Deemed Owners.      27
     SECTION 309.     Cancellation.      27
     SECTION 310.     Computation of Interest.      28

     ARTICLE FOUR
     Satisfaction and Discharge

     SECTION 401.     Satisfaction and Discharge of Indenture      28
     SECTION 402.     Application of Trust Money.      29
     SECTION 403.     Reinstatement.      29

     ARTICLE FIVE

     Remedies

     SECTION 501.     Events of Default.      30
     SECTION 502.     Acceleration of Maturity; Rescission and
                      Annulment.      32
     SECTION 503.     Collection of Indebtedness and Suits for
                      Enforcement by Trustee.      33
     SECTION 504.     Trustee May File Proofs of Claim.      34
     SECTION 505.     Trustee May Enforce Claims Without Possession of
                      Securities.      35
     SECTION 506.     Application of Money Collected      35
     SECTION 507.     Limitation on Suits.      35
     SECTION 508.     Unconditional Right of Holders to Receive
                      Principal, Premium and Interest and
                      to Convert.      36
     SECTION 509.     Restoration of Rights and Remedies.      36
     SECTION 510.     Rights and Remedies Cumulative.      37
     SECTION 511.     Delay or Omission Not Waiver.      37
     SECTION 512.     Control by Holders.      37
     SECTION 513.     Waiver of Past Defaults.      38
     SECTION 514.     Undertaking for Costs.      38
     SECTION 515.     Waiver of Stay or Extension Laws.      39

     ARTICLE SIX

     The Trustee

     SECTION 601.     Certain Duties and Responsibilities.      39
     SECTION 602.     Notice of Defaults.      39
     SECTION 603.     Certain Rights of Trustee.      39
     SECTION 604.     Not Responsible for Recitals or Issuance of
                      Securities.      41
     SECTION 605.     May Hold Securities.      41
     SECTION 606.     Money Held in Trust.      41
     SECTION 607.     Compensation and Reimbursement.      41
     SECTION 608.     Disqualification; Conflicting Interests.      42
     SECTION 609.     Corporate Trustee Required; Eligibility.      42
     SECTION 610.     Resignation and Removal; Appointment of
                      Successor.     42

     SECTION 611.     Acceptance of Appointment by Successor.      44

     SECTION 612.     Merger, Conversion, Consolidation or Succession to
                      Business.      44
     SECTION 613.     Preferential Collection of Claims Against
                      Company.      44
     SECTION 614.     Appointment of Authenticating Agent.      45

     ARTICLE SEVEN

     Holders' Lists and Reports by Trustee and Company

     SECTION 701.     Company to Furnish Trustee Names and Addresses of
                      Holders.      47
     SECTION 702.     Preservation of Information; Communications to
                      Holders.      47
     SECTION 703.     Reports by Trustee.      48
     SECTION 704.     Reports by Company.      48

     ARTICLE EIGHT

     Consolidation, Merger, Conveyance, Transfer or Lease

     SECTION 801.     Company May Consolidate, Etc.      48
     SECTION 802.     Successor Substituted.      49

     ARTICLE NINE

     Supplemental Indentures

     SECTION 901.     Supplemental Indentures Without Consent of
                      Holders.      50
     SECTION 902.     Supplemental Indenture with Consent of
                      Holders.      50
     SECTION 903.     Execution of Supplemental Indentures.      51
     SECTION 904.     Effect of Supplemental Indentures.      52
     SECTION 905.     Conformity with Trust Indenture Act.      52
     SECTION 906.     Reference in Securities to Supplemental
                      Indentures.      52
     SECTION 907.     Notice of Supplemental Indenture.      52


     ARTICLE TEN

     Covenants

     SECTION 1001.     Payment of Principal, Premium and Interest.  52
     SECTION 1002.     Maintenance of Office or Agency.      52
     SECTION 1003.     Money for Security Payments to be Held in
                       Trust. 53
     SECTION 1004.     Statement by Officers as to Default.      54
     SECTION 1005.     Existence.      55
     SECTION 1006.     Payment of Taxes and Other Claims.      55
     SECTION 1007.     Maintenance of Properties.      55
     SECTION 1008.     Commission Reports.      55
     SECTION 1009.     Waiver of Certain Covenants.      56
     SECTION 1010.     Reservation and Issuance of Common Stock.      56
     SECTION 1011.     Registration and Listing of Shares.      56


     ARTICLE ELEVEN

     Redemption of Securities

     SECTION 1101.     Right of Redemption.      57
     SECTION 1102.     Applicability of Article.      57
     SECTION 1103.     Election to Redeem; Notice to Trustee.      57
     SECTION 1104.     Notice of Redemption.      57
     SECTION 1105.     Securities Payable on Redemption Date.      58
     SECTION 1106.  Fractions of Shares.      58
     SECTION 1107.  Taxes on Redemptions.      59
     SECTION 1108.     Provisions of Consolidation, Merger or Sale of
                       Assets      59

     ARTICLE TWELVE

     Subordination of Securities

     SECTION 1201.     Securities Subordinated to Senior
                       Indebtedness. 60
     SECTION 1202.     Payment Over of Proceeds Upon Dissolution,
                       Etc.      50
     SECTION 1203.     Prior Payment to Senior Indebtedness Upon
                       Acceleration of Securities.      61
     SECTION 1204.     No Payment When Senior Indebtedness in
                       Default.      62
     SECTION 1205.     Payment Permitted If No Default.      62
     SECTION 1206.     Subrogation to Rights of Holders of Senior
                       Indebtedness.      63
     SECTION 1207.     Provisions Solely to Define Relative
                       Rights.      63
     SECTION 1208.     Trustee to Effectuate Subordination.      64
     SECTION 1209.     No Waiver of Subordination Provisions.      64
     SECTION 1210.     Notice to Trustee.      64
     SECTION 1211.     Reliance on Judicial Order or Certificate of
                       Liquidating Agent.      65
     SECTION 1212.     Trustee Not Fiduciary For Holders of Senior
                       Indebtedness.      66
     SECTION 1213.     Right of Trustee as Holder of Senior
                       Indebtedness; Preservation of Trustee's
                       Rights.      66
     SECTION 1214.     Article Applicable to Paying Agents.      66
     SECTION 1215.     Certain Conversions Deemed Payment.      66

     ARTICLE THIRTEEN

     Conversion of Securities

     SECTION 1301.     Conversion Privilege and Conversion Price.   67
     SECTION 1302.     Exercise of Conversion Privilege.      67
     SECTION 1303.     Fractions of Shares.      69
     SECTION 1304.     Adjustment of Conversion Price.      69
     SECTION 1305.     Notice of Adjustments of Conversion Price.   76






     SECTION 1306.     Notice of Certain Corporate Action.      76
     SECTION 1307.     Taxes on Conversions.      77
     SECTION 1308.     Cancellation of Converted Securities.      78
     SECTION 1309.     Provisions of Consolidation, Merger or Sale of
                       Assets      78

     ARTICLE FOURTEEN

     Redemption at Holder's Option

     SECTION 1401.     Right to Redemption.      79
     SECTION 1402.     Applicability of Article      79
     SECTION 1403.     Notice of Redemption Event      79
     SECTION 1404.     Notice of Election      80
     SECTION 1405.     Securities Payable on Redemption Date      80
     SECTION 1406.     Securities Redeemed in Part      81
     SECTION 1407.     Fractions of Shares      81

Certain Sections of this
Indenture relating to
     Sections 310 through 318 of the
     Trust Indenture Act of 1939:


 310(a)(1)          609
     (a)(2)          609
     (a)(3)          Not Applicable
     (a)(4)          Not Applicable
     (b)               608
     610
 311(a)               613
     (b)               613
 312(a)               701
     702(a)
     (b)               702(b)
     (c)               702(c)
 313(a)               703(a)
     (b)               703(a)
     (c)               703(a)
     (d)               703(b)
 314(a)               704
     (b)               Not Applicable
     (c)(1)          102
     (c)(2)          102
     (c)(3)          Not Applicable
     (d)               Not Applicable
     (e)               102
 315(a)               601
     (b)               602
     (c)               601
     (d)               601
     (e)               514
 316(a)               101
     (a)(1)(A)          502
     512
     (a)(1)(B)          513
     (a)(2)          Not Applicable
     (b)               508

     (c)               104(c)
 317(a)(1)          503
     (a)(2)          504
     (b)               1003
 318(a)               107

- ---------------------
     Note:     This reconciliation and tie shall not, for any purpose,
be deemed to be a part of the Indenture.


          INDENTURE, dated as of March 31, 1995 between ROLLINS
ENVIRONMENTAL SERVICES, INC., a corporation duly organized and existing under the laws of the State of Delaware (herein called the "Company"), having its principal executive offices at 2200 Concord Pike, One Rollins
Plaza, Wilmington, Delaware 19803, and TEXAS COMMERCE BANK NATIONAL
ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, as Trustee (herein called the "Trustee").


     RECITALS OF THE COMPANY

          The Company has duly authorized the creation of an issue of
its 7.25% Convertible Subordinated Debentures due   March 31, 2005
(herein called the "Securities") of substantially the tenor and amount hereinafter set forth, and to provide therefor the Company has duly authorized the execution and delivery of this Indenture.

          All things necessary to make the Securities, when executed by the Company and authenticated and delivered hereunder and duly issued by the Company, the valid obligations of the Company, and to make this Indenture a valid agreement of the Company, in accordance with their and its terms, have been done.

          NOW, THEREFORE, THIS INDENTURE WITNESSETH:

          For and in consideration of the premises and the purchase of the Securities by the Holders thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders of the Securities, as follows:




     ARTICLE ONE

     Definitions and Other Provisions
     of General Application


SECTION 101.     Definitions.

          For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:




          (a) the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

          (b) all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;

          (c) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles, and, except as otherwise herein expressly provided the term "generally accepted accounting principles" with respect to any computation required and permitted hereunder shall mean such accounting principles as are generally accepted and accepted and adopted by the Company at the date of this Indenture; and

          (d) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

          Certain terms used in Article Eleven, Twelve or Thirteen are defined in such Article.

          "Act", when used with respect to any Holder, has the meaning specified in Section 104.

          "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any specified
Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

          "Authenticating Agent" means any Person authorized by the Trustee pursuant to Section 614 to act on behalf of the Trustee to authenticate Securities.

          The term "Beneficial Owner" is determined in accordance with Rule 13d-3, promulgated by the Commission under the Exchange Act.

          "Board of Directors" means either the board of directors of the Company or any duly authorized committee of that board.

          "Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification and delivered to the Trustee.

          "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York, New York or the city in which the Corporate Trust Office is located are authorized or obligated to close by law or executive order.

          "Closing Price" has the meaning specified in Section 1304(h).



          "Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or, if at any time after the execution of this instrument such Commission is not existing and performing the duties now assigned to it under the Trust
Indenture Act, then the body performing such duties at such time.

          "Common Stock" includes any stock of any class of the Company which has no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company and which is not subject to redemption by the Company. However, subject to the provisions of Section 1108 and Section
1309, shares issuable on redemption or conversion of Securities shall include only shares of the class designated as Common Stock at the date of this Indenture or shares of any class or classes resulting from any reclassification or reclassifications thereof and which have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company and which are not subject to redemption by the Company;
provided, that if at any time there shall be more than one such resulting class, the shares of each such class then so issuable shall be substantially in the proportion which the total number of shares of such class resulting from all such reclassifications bears to the total number of shares or all such classes resulting from all such reclassifications.

          "Company" means the Person named as the "Company" in the first paragraph of this instrument until a Successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Company" shall mean such successor Person.

          "Company Request" or "Company Order" means a written request or order signed in the name of the Company by its Chairman of the Board, its Vice Chairman of the Board, its President or a Vice President, and by its Treasurer, an Assistant Treasurer, its Secretary or an Assistant
Secretary, and delivered to the Trustee.

          "Continuing Directors" means any directors of the Company who either (a) were directors of the Company on the date of issuance or the securities or (b) became directors of the Company subsequent to the date of the issuance of the Securities and whose election or nomination for election by the shareholders of the Company was duly approved by the Continuing Directors who were at the time of election or nomination directors of the Company, either by a specific vote or by approval of the proxy statement issued by the Company in which such individual was named as a nominee for director of the Company.

          "Conversion Price" has the meaning specified in Section 203 as the same may be adjusted pursuant to Section 1304.

          "Corporate Trust Office" means the office of the Trustee in Austin, Texas, or such other location as the Trustee designates.

          "Corporation" means a corporation, association, company, joint-stock company or business trust.

          "Current Market Price" has the meaning specified in Section
1304.


          "Defaulted Interest" has the meaning specified in Section 307.

          "Event of Default" has the meaning specified in Section 501.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended.

          "Holder" means a Person in whose name a Security is registered in the Security Register.

          "Indenture" means this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof, including, for all purposes of this instrument and any such supplemental indenture, the provisions of the Trust Indenture
Act that are deemed to be a part of and govern this instrument and any such supplemental indenture, respectively.

          "Interest Payment Date" means the Stated Maturity of an installment of interest on the Securities.

          "Maturity", when used with respect to any Security, means the date on which the principal of such Security becomes due and payable as therein or herein provided, whether at the Stated Maturity thereof or by declaration of acceleration, redemption or otherwise.

          "Officers' Certificate" means a certificate signed by the Chairman of the Board, the Vice Chairman of the Board, the President or a Vice President, and by the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary, of the Company, and delivered to the Trustee. One of the officers signing an Officers' Certificate given pursuant to Section 1004 shall be the principal executive, financial or accounting officer of the Company.

          "Opinion of Counsel" means a written opinion of counsel, who may be counsel for or an employee of the Company.

          "Outstanding", when used with respect to Securities, means, as of the date of determination, all Securities theretofore authenticated and delivered under this Indenture, except:

          (a) Securities theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

          (b) Securities, or portions thereof, for the payment or redemption of which moneys in the necessary amount have been theretofore deposited with the Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Securities, provided, that if such Securities, or portions thereof, are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefore satisfactory to the Trustee has been made; and

          (c)     Securities which have been paid pursuant to Section
306 or in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, other than any such Securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Securities are held by a bona fide purchaser in whose hands such Securities are valid obligations of the Company;

provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given any request, demand, authorization, direction, notice, consent or waiver under Securities owned by the Company or any other obligor upon the Securities or any Affiliate of the Company or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Securities which the Trustee knows to be so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Securities and that the pledge is not the Company or any other obligor upon the Securities or any Affiliate of the Company or of such other obligor.

          "Paying Agent" means any Person authorized by the Company to pay the principal of and premium, if any, or interest on any Securities on behalf of the Company.

          "Person" means any individual, Corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

          "Predecessor Security" of any particular Security means every previous Security evidencing all or a portion of the same debt as that evidenced by such particular Security; and, for the purposes of this definition, any Security authenticated and delivered under Section 306 in exchange for or in lieu of a mutilated, destroyed, lost or stolen
Security shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Security.

          "Record Date" means either a Regular Record Date or a Special
Record Date, as applicable.

          "Redemption Date", when used with respect to any Security to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.

          "Redemption Event" has the meaning specified in Section 1401.

          "Redemption Price", when used with respect to any Security to be redeemed, means the number of shares of Common Stock to be delivered upon redemption pursuant to this Indenture on the applicable Redemption
Date.

          "Regular Record Date", for the interest payable on any Interest Payment Date, means the August 31 or February 28 (whether or not a Business Day), as the case may be, next preceding such Interest
Payment Date.

          "Security Register" and "Security Registrar" have the respective meanings specified in Section 305.


                   is junior in right of payment to the Securities, or
(ii) ranks pari passu with the Securities, and (b) amendments, renewals, extensions, modifications and refundings of any such indebtedness. For the purposes of this definition, "indebtedness for money borrowed" when used with respect to the Company and any Subsidiary means (x) any obligation of, or any obligation guaranteed by, the Company or any Subsidiary for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, (y) any deferred payment obligation of, or any such obligation guaranteed by, the Company or any Subsidiary for the payment of the purchase price of property or assets evidenced by a note or similar instrument, and (z) any obligation of, or any such obligation guaranteed by, the Company or any Subsidiary for the payment of rent or other amounts under a lease of property or assets which obligation is required to be classified and accounted for as a capitalized lease on the balance sheet of the Company or any Subsidiary under generally accepted accounting principles.

          "Special Record Date" for the payment of any Defaulted
Interest means a date fixed by the Trustee pursuant to Section 307.

          "Stated Maturity", when used with respect to any Security or any installment of interest thereon, means the date specified in such Security as the fixed date on which the principal of such Security or such installment of interest is due and payable.

          "Subsidiary" means a Corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries or by the Company and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason any contingency.

          "Trading Day" has the meaning specified in Section 1304(h).
          "Trust Indenture Act" means the Trust Indenture Act of 1939 as in force at the date as of which this instrument was executed; provided, however, that in the event the Trust Indenture Act of 1939 is amended after such date, "Trust Indenture Act" means, to the extent required by any such amendment, the Trust Indenture Act of 1939 as so amended.

          "Trustee" means the Person named as the "Trustee" in the first paragraph of this instrument until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Trustee" shall mean such successor Trustee.

          "Vice President", when used with respect to the Company means any vice president, whether or not designated by a number or a word or words added before or after the title "vice president".

SECTION 102.     Compliance Certificates and Opinions.

          Upon any application or request by the Company to the Trustee to take any action under any provision of this Indenture, the Company shall furnish to the Trustee such certificates and opinions as may be required under the Trust Indenture Act. Each such certificate or opinion shall be given in the form of an Officers' Certificate, if to be given by an officer of the Company, or an Opinion of Counsel, if to be given by counsel, and shall comply with the requirements of the Trust

Indenture Act and any other requirement set forth in this Indenture.

          Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

     a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

     a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

     a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

     a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.




SECTION 103.     Form of Documents Delivered to Trustee.

          In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

          Any certificate or opinion of an officer or the Company may be based, insofar as it relates to legal matters, upon a certification or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company stating that the information with respect to such factual matters is in the possession of the Company, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

          Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.






SECTION 104.     Acts of Holders; Record Dates.

          (a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agents duly appointed in writing; and except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Act" of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Section 601) conclusive in favor of the Trustee and the Company, if made in the manner provided in this Section.

          (b) The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

          (c) The Company may, in the circumstances permitted by the Trust Indenture Act, fix any day as the record date for the purpose of determining the Holders entitled to give or take any request, demand, authorization direction, notice, consent, waiver or other action, or to vote on any action, authorized or permitted to be given or taken by Holders. If not set by the Company prior to the first solicitation of a Holder made by any Person in respect of any such action, or, in the case of any such vote, prior to such vote, the record date for any such action or vote shall be the 30th day (or, if later, the date of the most recent list of Holders required to be provided pursuant to Section 701) prior to such first Solicitation or vote, as the case may be. With regard to any record date, only the Holders on such date (or their duly designated proxies) shall be entitled to give or take, or vote on, the relevant action. Notwithstanding the foregoing, the Company shall not set a record date for, and the provisions of this paragraph shall not apply with respect to, any Act by the Holders pursuant to Section 501, 502 or 512.

          (d) The ownership of Securities shall be proved by the Security Register.

          (e) Any Act of the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer therefor or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Security.


          (f) Without limiting the foregoing, a Holder entitled hereunder to give or take any action hereunder with regard to any particular Security may do so with regard to all or any part of the principal amount of such Security or by one or more duly appointed agents each of which may do so pursuant to such appointment with regard to all or any different part of such principal amount.





SECTION 105.     Notices Etc., to Trustee and Company.

          Any Act of Holders or other documents provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

          (a) the Trustee by any Holder or by the Company shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Trustee at its Corporate Trust Office,
Attention:  [Corporate Trust Department], or

          (b) the Company by the Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to the Company addressed to it, at the address of its principal executive offices specified in the first paragraph of this instrument or at any other address previously furnished in writing to the Trustee by the Company, Attention: Chief Financial Officer, with a copy to the General Counsel.

SECTION 106.     Notice to Holders: Waiver.

          Where this Indenture provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at his address as it appears in the Security Register, not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail any notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice.
Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

          In case, by reason of the suspension of regular mail service or by reason of any other cause, it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

SECTION 107.     Conflict with Trust Indenture Act.



          If any provision hereof limits, qualifies or conflicts with a provision of the Trust Indenture Act that is required under such Act to be a part of and govern this Indenture, the latter provision shall control. If any provision of this Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the latter provision shall be deemed to apply to this Indenture as so modified or to be excluded, as the case may be.

SECTION 108.     Effect of Headings and Table of Contents.

     The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

SECTION 109.     Successors and Assigns.

          All covenants and agreements in this Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

SECTION 110.     Separability Clause.

          In case any provision in this Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 111.     Benefits of Indenture.

          Nothing in this Indenture or in the Securities, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, the holders of Senior Indebtedness and the Holders of Securities, any benefit or any legal or equitable right, remedy or claim under this Indenture.

SECTION 112.     Governing Law.

          This Indenture and the Securities shall be governed by and construed in accordance with the laws of the State of Delaware, but without regard to the principles of conflicts of laws.

SECTION 113.     Legal Holidays.

          In any case where any Interest Payment Date, Redemption Date or Stated Maturity of any Security or the last date on which a Holder has the right to convert his Securities shall not be a Business Day, then (notwithstanding any other provision of this Indenture or of the Securities) payment of interest or principal and premium, if any, or conversion of the Securities need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date or Redemption Date, or at the Stated Maturity, or on such last day for conversion; provided, that no interest shall accrue for the period from and after such Interest
Payment Date, Redemption Date or Stated Maturity, as the case may be.

SECTION 114.     No Security Interest Created.

          Nothing in this Indenture or in the Securities, express or implied, shall be construed to constitute a security interest under the Uniform Commercial Code or similar legislation, as now or hereafter enacted and in effect in any jurisdiction where property of the Company or its Subsidiaries is or may be located.

SECTION 115.     Limitation on Individual Liability.

          No recourse under or upon any obligation, covenant or agreement contained in this Indenture or in any Security, or for any claim based thereon or otherwise in respect thereof, shall be had against any incorporator, stockholder, officer or director, as such, past, present or future, of the Company or any successor Corporation, either directly or through the Company, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that this Indenture and the obligations issued hereunder are solely corporate obligations, and that no such personal liability whatever shall attach to, or is or shall be incurred by, the incorporators, shareholders, officers or directors, as such, of the Company or any successor Person, or any of them, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Indenture or in any Security or implied therefrom; and that any and all such personal liability of every name and nature, either at common law or in equity or by constitution or statute, of, and any and all such rights and claims against, every such incorporator, shareholder, officer or director, as such, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Indenture or in any Security or implied therefrom, are hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issuance of such Security.

SECTION 116.     No Right of Set-Off.

          The obligations of the Company to pay and perform hereunder shall be absolute and unconditional and not subject to any set-off or counterclaim.


     ARTICLE TWO

     Security Forms

SECTION 201.     Forms Generally.

          The Securities and the Trustee's certificates of authentication shall be in substantially the forms set forth in this Article, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon, as may be required to comply with any law or with the rules of any securities exchange on which the Securities are listed or as may, consistently herewith, be determined by the officers executing such Securities, as evidenced by their execution of the Securities.

          The definitive Securities shall be printed, lithographed or engraved or produced by any combination of these methods on steel engraved borders or may be produced in any other manner permitted by the rules of any securities exchange on which the Securities may be listed, all as determined by the officers executing such Securities, as evidenced by their execution of such Securities.

SECTION 202.     Form of Face of Security.

     ROLLINS ENVIRONMENTAL SERVICES, INC.

7.25% Convertible Subordinated Debentures Due March 31, 2005

No. __________     $_______

          Rollins Environmental Services, Inc., a corporation duly organized and existing under the laws of the State of Delaware (herein called the "Company", which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to __________________, or registered assigns, the principal sum of _______________________ Dollars on March 31, 2005, and to pay
interest thereon from March 31, 1995 or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually on March 31 and September 30 in each year, commencing September 30, 1995, at the rate of 7.25% per annum, until the principal hereof is paid or made available for payment. The interest so payable, and punctually paid or duly provided for, on any Interest
Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the August 31 or February 28 (whether or not a Business Day), as the case may be, next preceding such Interest Payment
Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record
Date and may either be paid to the Person in whose name this Security
(or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted
Interest to be fixed by the Trustee or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the securities may be listed and upon such notice as may be required by such exchange, all as more fully provided in said
Indenture. Notice of a Special Record Date shall be given to Holders of Securities not less than 10 days prior to such Special Record Date.
Payment of the principal of and premium, if any, and interest on this Security will be made at the office or agency of the Company maintained for that purpose pursuant to Section 1002 of the Indenture, in such coin or currency of the United States of America as of the time of payment is legal tender for payment of public and private debts; provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register.

          Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

          Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.



          IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed under its corporate seal.

Dated:

                         ROLLINS ENVIRONMENTAL SERVICES, INC.


                         By

Attest:




SECTION 203.     Form of Reverse of Security.

          This Security is one of a duly authorized issue of Securities of the Company designated as its 7.25% Convertible Subordinated
Debentures Due March 31, 2005 (herein called the "Securities"), limited in aggregate principal amount to $66,000,000, issued and to be issued under an Indenture, dated as of March 31, 1995 (herein called the "Indenture"), between the Company and Texas Commerce Bank National
Association, as Trustee (herein called the "Trustee" which term includes any successor trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee, the holders of Senior
Indebtedness and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered.

          Subject to and upon compliance with the provisions of the Indenture, the Holder of this Security is entitled, at such Holder's option, at any time on or before the close of business on March 31, 2005, or in case this Security is called for redemption, then in respect of this Security until and including, but (unless the Company defaults in making the payment due upon redemption) not after, the close of business on the Redemption Date, to convert this Security (or any portion of the principal amount hereof which is $1,000 or an integral multiple thereof), at the principal amount hereof, or of such portion, into fully paid and nonassessable shares (calculated as to each conversion to the nearest 1/100 of a share) of Common Stock at a conversion price (the "Conversion Price") equal to $6.15 principal amount for each share of Common Stock (or at a current adjusted
Conversion Price if an adjustment has been made as provided in the Indenture) by surrender of this Security, duly endorsed or assigned to the Company or in blank, to the Company at its office or agency maintained for that purpose pursuant to Section 1002 of the Indenture, accompanied by written notice to the Company in the form provided in this Security (or such other notice as is acceptable to the Company) that the Holder hereof elects to convert this Security, or if less than the entire principal amount hereof is to be converted, the portion hereof to be converted. If this Security (or any portion hereof) is surrendered for conversion during the period from the opening of business on any Regular Record Date next preceding any Interest Payment
Date to the close of business on such Interest Payment Date (unless this Security has been called for redemption on a Redemption Date within such period), it shall also be accompanied by payment in New York Clearing

House funds or other funds acceptable to the Company of an amount equal to the interest payable on such Interest Payment Date on the principal amount of this Security then being converted. If this Security (or any portion hereof) is converted after any Regular Record Date and on or prior to the next succeeding Interest Payment Date (unless the Maturity hereof is prior to such Interest Payment Date), interest whose Stated
Maturity is on such Interest Payment Date shall be payable on such Interest Payment Date notwithstanding such conversion, and such interest
(whether or not punctually paid or duly provided for) shall be paid to the Person in whose name such Security (or one or more Predecessor
Securities) is registered at the close of business on such Regular
Record Date. Subject to the aforesaid requirement for payment and, in the case of a conversion after the Regular Record Date next preceding any Interest Payment Date and on or before such Interest Payment Date, to the right of the Holder of this Security (or any Predecessor
Security) of record at such Regular Record Date to receive an installment of interest (with certain exceptions provided in the Indenture), no payment or adjustment is to be made upon conversion on account of any interest accrued hereon or on account of any dividends on the Common Stock issued upon conversion. The Conversion Price is subject to adjustment as provided in the Indenture.

          This Security is subject to redemption, in whole but not in part, at the election of the Company, upon not more than 15 days' notice by mail to the Holder, at any time on or after March 31, 1998 when the price per share of Common Stock exceeds $6.97 for ten consecutive
Trading Days at a Redemption Price equal to the number of fully paid and nonassessable shares (calculated to the nearest 1/100 of a share) of Common Stock determined by dividing the principal amount of Outstanding
Securities by $6.15 (or at a current adjusted Conversion Price if an adjustment has been made as provided in the Indenture), together in the case of any such redemption with accrued Interest to the Redemption Date payable in cash, but interest installments whose Maturity is on or prior to such Redemption Date will be payable to the Holders of such Securities, or one or more Predecessor Securities, of record at the close of business on the relevant Record Dates, all as provided in the Indenture or, if greater, that number of fully paid and nonassessable shares (calculated to the nearest 1/100 of a share) of Common Stock determined by dividing the principal amount of Outstanding Securities by the price per share of Common Stock on the Redemption Date provided that the total number of shares so issued will not exceed eleven million shares in the aggregate for all redemptions, such eleven million shares subject to adjustment in the case of any subdivision or combination of all outstanding shares of Common Stock. Such additional shares will be distributed on a pro rata basis, with no fractional shares being issued.

          This Security is subject to redemption, in whole or in part, at the election of the Holder if not previously called for redemption by the Company, upon the occurrence of a Redemption Event at a Redemption
Price equal to the number of fully paid and nonassessable shares
(calculated to the nearest 1/100 of a share) of Common Stock determined by dividing the principal amount of the Holder's Securities (or any portion of the Principal amount thereof which is $1,000 or an integral multiple thereof) by the Current Market Price, together in the case of any such redemption with accrued interest to the Redemption Date payable in cash, but interest installments whose Stated Maturity is on or prior to such Redemption Date will be payable to the Holders of such Securities, or one or more Predecessor Securities, of record at the close of business on the relevant Record Dates referred to on the face hereof, all as provided in the Indenture. The Company shall give each Holder of a Security notice of the occurrence of a Redemption Event no later than 15 days after the occurrence thereof.

          Notice of redemption having been given as aforesaid, a Holder of Securities electing to require redemption of all or a portion of such Holder's Securities shall make such election by delivering an irrevocable written notice to the Company at its office or agency to be maintained by the Company pursuant to Section 1002 of the Indenture not later than two Business Days prior to the Redemption Date, setting forth the name of the Holder, the principal amount of the Securities to be so redeemed at the Redemption Price and a statement that the election to require redemption is being made thereby.

          In the event of redemption or conversion of this Security in part only, a new Security or Securities for the unredeemed or unconverted portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof. No fractional shares or scrip representing fractions of shares will be issued on redemption or conversion, but instead of any fractional share the Company shall pay a cash adjustment as provided in the Indenture. In addition, the Indenture provides that in case of certain consolidations or mergers to which the Company is a party or the sale or transfer of all or substantially all of the assets of the Company, the Indenture shall be amended, without the consent of any Holders of Securities, so that this Security, if then Outstanding, will be convertible or redeemable thereafter, during the period this Security shall be convertible or redeemable as specified above, only into the kind and amount of securities, cash and other property receivable upon the consolidation, merger, sale or transfer by a holder of the number of shares of Common
Stock into which this Security might have been converted or redeemed immediately prior to such consolidation, merger, sale or transfer
(assuming such holder of Common Stock failed to exercise any right of election and received per share the kind and amount received per share by a plurality of non-electing shares).

          The indebtedness evidenced by this Security is, to the extent provided in the Indenture, subordinate and subject in right of payment to the prior payment in full of all Senior Indebtedness, and this Security is issued subject to the provisions of the Indenture with respect thereto. Each Holder of this Security, by accepting the same,
(a) agrees to and shall be bound by such provisions, (b) authorizes and directs the Trustee on his behalf to take such action as may be necessary or appropriate to effectuate the subordination so provided, and (c) appoints the Trustee his attorney-in-fact for any and all such purposes.

          If an Event of Default shall occur and be continuing, the principal of all the Securities may be declared due and payable in the manner and with the effect provided in the Indenture.

          The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities under the Indenture at any time by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the Securities at the time Outstanding.

The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Securities at the time Outstanding, on behalf of the Holders of all the Securities, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences.
Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

          No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and premium, if any, and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed or to convert this Security as provided in the Indenture.

          As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of and premium, if any, and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

          The Securities are issuable only in fully registered form without coupons in denominations of $1,000 and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities are exchangeable for a like aggregate principal amount of Securities of a different authorized denomination, as requested by the Holder surrendering the same.

          No service charge shall be made for any such registration of transfer or exchange except as provided in the Indenture, and the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

          Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, except as provided in this Security, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

          All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

     CONVERSION NOTICE

To:     Rollins Environmental Services, Inc.



          The undersigned registered owner of this Security hereby irrevocably exercises the option to convert this Security, or the portion hereof (which is $1,000 or a multiple thereof) designated below, into shares of Common Stock in accordance with the terms of the Indenture referred to in this Security, and directs that the shares issuable and deliverable upon the conversion, together with any check in payment for a fractional share and any Security representing any unconverted principal amount hereof, be issued and delivered to the registered owner hereof unless a different name has been provided below.
If this Notice is being delivered on a date after the opening of business on any Regular Record Date next preceding any Interest Payment
Date to the close of business on such Interest Payment Date (except in the case of Securities which have been called for redemption on a Redemption Date within such period), this Notice is accompanied by payment in New York Clearing House funds or other funds acceptable to the Company of an amount equal to the interest payable on such Interest
Payment Date on the principal of this Security to be converted. If shares or any portion of this Security not converted are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto. Any amount required to be paid by the undersigned on account of interest accompanies this Security.

Dated:





                                   Signature(s)

Signature(s) must be guaranteed
by a commercial bank or trust
company or a member firm of a
national stock exchange if shares
of Common Stock are to be
delivered, or Securities to be
issued, other than to and in the
name of the registered owner.




     Signature Guarantee

Fill in for registration of
shares if they are to be delivered,
or Securities if they are to be
issued, other than to and in the
name of the registered owner:



               (Name)



          (Street Address)


     (City, State and zip code)

(Please print name and address)

Register:     __ Common Stock
          __ Securities

(Check appropriate line(s))


                         Principal amount to be converted
                              (if less than all):
                                   $          ,000




                         Social Security or other
                         Taxpayer Identification Number
                         of owner



SECTION 204.     Form of Trustee's Certificate of Authentication.

          The Trustee's certificates of authentication shall be in substantially the following form:

          This is one of the Securities referred to in the within-mentioned Indenture.

                                   TEXAS COMMERCE BANK NATIONAL
                                   ASSOCIATION,
                                                       as Trustee


                                   By
                                        Authorized Officer

     ARTICLE THREE

     The Securities

SECTION 301.     Title and Terms.

          The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is limited to $66,000,000, except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other
Securities pursuant to Section 304, 305, 306, 906, 1302 or 1406.

          The Securities shall be known and designated as the "7.25%
Convertible Subordinated Debentures Due March 31, 2005" of the Company.
Their Stated Maturity shall be March 31, 2005 and they shall bear interest at the rate of 7.25% per annum, from March 31, 1995 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, as the case may be, payable semi-annually on March 31 and September 30 commencing September 30, 1995, until the principal thereof is paid or made available for payment.

          The principal of and premium, if any, and interest on the Securities shall be payable at the office or agency of the Company maintained for such purpose pursuant to Section 1002; provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register.

          The Securities shall be redeemable for Common Stock as provided in Article Eleven and Article Fourteen. The Securities shall be subordinated in right of payment to Senior Indebtedness as provided in Article Twelve. The Securities shall be convertible into Common
Stock as provided in Article Thirteen.

SECTION 302.     Denominations.

          The Securities shall be issuable only in fully registered form without coupons and only in denominations of $1,000 and any integral multiple thereof.

SECTION 303.     Execution, Authentication, Delivery and Dating.

          The Securities shall be executed on behalf of the Company by its Chairman of the Board, its Vice Chairman of the Board, its President or one of its Vice Presidents, under its corporate seal or a facsimile thereof reproduced thereon, attested by its Secretary or one of its Assistant Secretaries. The signature of any of these officers on the Securities may be manual or facsimile.

          Securities bearing the original or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

          At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Securities executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Securities, and the Trustee in accordance with such Company Order shall either at one time or from time to time pursuant to such instructions as may be described therein authenticate and deliver such Securities as in this Indenture provided and not otherwise.

          Each Security shall be dated the date of its authentication.

          No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein duly executed by the Trustee by manual signature, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder and is entitled to the benefits of the Indenture.


SECTION 304.     Temporary Securities.

          Pending the preparation of definitive Securities, the Company may execute, and upon Company Order the Trustee shall authenticate and deliver, temporary Securities which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Securities in lieu of which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such Securities may determine, as evidenced by their execution of such Securities. Any such temporary Security shall be in global form. Every such temporary Security shall be executed by the Company and shall be authenticated and delivered by the Trustee upon the same conditions and in substantially the same manner, and with the same effect, as the definitive Security or Securities in lieu of which it is issued.

          If temporary Securities are issued, the Company will cause definitive Securities to be prepared without unreasonable delay. After the preparation of definitive Securities, the temporary Securities shall be exchangeable for definitive Securities upon surrender of the temporary Securities at any office or agency of the Company designated pursuant to Section 1002, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Securities the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor one or more definitive Securities of a like principal amount of authorized denominations. Until so exchanged the temporary Securities shall in all respects be entitled to the same benefits under this Indenture as definitive Securities.

SECTION 305.     Registration, Registration of Transfer and Exchange.

          The Company shall cause to be kept at the Corporate Trust
Office of the Trustee a register (the register maintained in such office and in any other office or agency designated pursuant to Section 1002 being herein sometimes collectively referred to as the "Security
Register") in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Securities and of transfers of Securities. The Trustee is hereby appointed
"Security Registrar" for the purpose of registering Securities and transfers of Securities as herein provided. At all reasonable times the Security Register shall be open for inspection by the Company.

          Upon surrender for registration of transfer of any Security at an office or agency of the Company designated pursuant to Section 1002 for such purpose, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Securities of any authorized denominations and of a like aggregate principal amount.

          At the option of the Holder, Securities may be exchanged for other Securities of any authorized denominations and of a like aggregate principal amount, upon surrender of the Securities to be exchanged at the office or agency maintained for that purpose. Whenever any Securities are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Securities which the Holder making the exchange is entitled to receive.



          All Securities issued upon any registration of transfer or exchange of Securities shall be the valid obligation of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Securities surrendered upon such registration of transfer or exchange.

          Every Security presented or surrendered for registration of transfer or for exchange shall (if so required by the Company or the Trustee) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed, by the Holder thereof or his attorney duly authorized in writing.

          No service charge shall be made for any registration of transfer or exchange of Securities except as provided in Section 306.
The Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Section 304, 906, 1302 or 1406 not involving any transfer.

          The Company shall not be required (a) to issue, register the transfer of or exchange any Security during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of Securities under Section 1104 and ending at the close of business on the day of such mailing, or (b) to register the transfer of or exchange any Security after such notice of redemption.

SECTION 306.     Mutilated, Destroyed, Lost and Stolen Securities.

          If any mutilated Security is surrendered to the Trustee, the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor a new security of like tenor and principal amount and bearing a number not contemporaneously outstanding.

          If there shall be delivered to the Company and the Trustee (a) evidence to their satisfaction of the destruction, loss or theft of any Security and (b) such security or indemnity as may be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Company or the Trustee that such Security has been acquired by a bona fide purchaser, the Company shall execute and the Trustee shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Security, a new Security of like tenor and principal amount and bearing a number not contemporaneously outstanding.

          In case any such mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Security, pay such Security.

          Upon the issuance of any new Security under this Section, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

          Every new Security issued pursuant to this Section in lieu of any destroyed, lost or stolen Security shall constitute an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities duly issued hereunder.

          The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

SECTION 307.     Payment of Interest; Interest Rights Preserved.

          Interest on any Security which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name that Security (or one or more Predecessor
Securities) is registered at the close of business on the Regular Record
Date for such interest. At the option of the Company, interest on any Security may be paid by mailing checks to the addresses of the Holders thereof as such addresses appear in the Securities Register.

          Any interest on any Security which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date
(herein called "Defaulted Interest") shall forthwith cease to be payable to the Person who is the Holder on the relevant Regular Record Date, and, instead, such Defaulted Interest may be paid by the Company, at its election in each case, as provided in Clause (a) or (b) below:

          (a)     The Company may elect to make payment of any Defaulted
Interest to the Persons in whose names the Securities (or their respective Predecessor Securities) are registered at the close of business on a Special Record Date for the payment of such Defaulted
Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Security and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payments such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this clause provided. Thereupon the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Company of such Special Record Date and, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be mailed, first-class postage prepaid, to each Holder at his address as it appears in the Security Register, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted
Interest and the Special Record Date therefor having been so mailed, such Defaulted Interest shall be paid to the Persons in whose names the Securities (or their respective Predecessor Securities) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following Clause (b).




          (b) The Company may make payment of any Defaulted Interest in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this Clause, such manner of payment shall be deemed practicable by the Trustee.

          Subject to the foregoing provisions of this Section, each Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.

          In the case of any Security which is converted after any Regular Record Date and on or prior to the next succeeding Interest
Payment Date (other than any Security whose Maturity is prior to such Interest Payment Date), interest whose Stated Maturity is on such Interest Payment Date shall be payable on such Interest Payment Date notwithstanding such conversion, and such interest (whether or not punctually paid or duly provided for) shall be paid to the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on such Regular Record Date. Except as otherwise expressly provided in the immediately preceding sentence, in the case of any Security which is converted, interest whose Stated
Maturity is after the date of conversion of such Security shall not be payable.

SECTION 308.     Persons Deemed Owners.

          Prior to due presentment of a Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name such Security is registered as the owner of such Security for the purpose of receiving payment of principal of and premium, if any, and (subject to Section 307) interest on such Security and for all other purposes whatsoever, whether or not such Security be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary.

SECTION 309.     Cancellation.

          All Securities surrendered for payment, redemption, registration of transfer, exchange or conversion shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be promptly cancelled by it. The Company may at any time deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Securities so delivered shall be promptly cancelled by the Trustee. No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this Section, except as expressly permitted by this Indenture. All cancelled
Securities held by the Trustee shall be disposed of as directed by a Company Order.

SECTION 310.     Computation of Interest.



          Interest on the Securities shall be computed on the basis of a 360-day year of twelve 30-day months.


     ARTICLE FOUR
     Satisfaction and Discharge





SECTION 401.     Satisfaction and Discharge of Indenture.

          This Indenture shall upon Company Request cease to be of further effect (except as to any surviving rights of conversion or registration of transfer or exchange of Securities herein expressly provided for), and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when

          (a)     either

     all Securities theretofore authenticated and delivered (other than (A) Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 306 and (B) Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 1003) have been delivered to the Trustee for cancellation; or

     all such Securities not theretofore delivered to the Trustee for cancellation have become due and payable, or

     will become due and payable at their Stated Maturity within one year, or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, or are delivered to the Trustee for conversion in accordance with Article Thirteen,

          and the Company, in the case of (A), (B), (C) or (D) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation for principal and premium, if any, and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

          (b) the Company has paid or caused to be paid all other sums payable hereunder by the Company; and



          (c)     the Company has delivered to the Trustee an Officers'
Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

          Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under Section
607, the obligations of the Trustee to any Authenticating Agent under
Section 614 and, if money shall have been deposited with the Trustee pursuant to sub-clause (ii) of Clause (a) of this Section, the obligations of the Trustee under Section 402 and the last paragraph of
Section 1003 shall survive.

SECTION 402.     Application of Trust Money.

          Subject to the provisions of the last paragraph of Section
1003, all money deposited with the Trustee pursuant to Section 401 shall be held in trust and applied by it, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying
Agent) as the Trustee may determine, to the Person entitled thereto, of the principal and premium, if any, and interest for whose payment such money has been deposited with the Trustee. All moneys deposited with the Trustee pursuant to Section 401 (and held by it or any Paying Agent) for the payment of Securities subsequently converted shall be returned to the Company upon Company Request.

SECTION 403.     Reinstatement.

          If the Trustee or the Paying Agent is unable to apply any money in accordance with this Article Four by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company's obligations under this Indenture and the Securities shall be revived and reinstated as though no deposit had occurred pursuant to this Article
Four until such time as the Trustee or Paying Agent is permitted to apply all money held in trust with respect to the Securities; provided, however, that if the Company makes any payment of principal of or premium, if any, or interest on any Security following the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of the Securities to receive such payment from the money so held in trust.


     ARTICLE FIVE

     Remedies





SECTION 501.     Events of Default.

          "Event of Default", wherever used herein, means any one of the following events (whatever the reason for such Event of Default and whether it shall be occasioned by the provisions of Article Twelve or be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

     default in the payment of any interest upon any Security when it becomes due and payable, whether or not such payment is prohibited by the provisions of Article Twelve, and continuance of such default for a period of 30 days; or

     default in the payment of the principal of or premium, if any, on any Security at its Maturity, whether or not such payment is prohibited by the provisions of Article Twelve; or

          (c) default in the performance, or breach, of any covenant or warranty of the Company in this Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in this Section specifically dealt with), and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Securities a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder; or

          (d) the Company or any of its Subsidiaries shall have failed to pay principal at maturity of, or an event of default shall have occurred and be continuing under and resulted in the acceleration of, any loan agreement, mortgage, indenture or other instrument under which there is issued or by which there is secured or evidenced any Indebtedness of the Company (other than the Securities) or any of its Subsidiaries whether such Indebtedness now exists or shall be created hereafter, and the principal amount of such Indebtedness which, together with any such other Indebtedness so accelerated or not paid at maturity, aggregates an amount equal to or greater than $5,000,000, and such acceleration is not waived or rescinded within a period of 10 Business
Days after there shall have been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Securities then outstanding a written notice specifying such default and requiring the Company to cause such acceleration to be rescinded, annulled or discharged and stating that such notice is a "Notice of Default" hereunder; or

          (e) the entry by a court having jurisdiction in the premises of (i) a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or
(ii) a decree or order adjudging the Company a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable Federal or State law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days; or



          (f) the commencement by the Company of a voluntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable Federal or State law, or the consent by it to the filing or such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Company in furtherance of any such action.

          Upon receipt by the Trustee of any Notice of Default pursuant to this Section, a record date shall automatically and without any other action by any Person be set for the purpose of determining the Holders of Outstanding Securities entitled to join in such Notice of Default, which record date shall be the close of business on the day the Trustee receives such Notice of Default. The Holders of Outstanding Securities on such record date (or their duly appointed agents), and only such Persons, shall be entitled to join in such Notice of Default, whether or not such Holders remain Holders after such record date; provided, that unless such Notice of Default shall have become effective by virtue of the Holders of the requisite principal amount of Outstanding Securities on such record date (or their duly appointed agents) having joined therein on or prior to the 90th day after such record date, such Notice of Default shall automatically and without any action by any Person be cancelled and of no further force or effect.

SECTION 502.     Acceleration of Maturity; Rescission and Annulment.

          If an Event of Default occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Securities may declare the principal of all the Securities to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration such principal plus any interest accrued on the Securities to the date of declaration shall become immediately due and payable.

          At any time after such a declaration of acceleration has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holders of a majority in principal amount of the Outstanding
Securities, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if

          (a) the Company has paid or deposited with the Trustee a sum sufficient to pay

                    (i)     all overdue interest on all Securities,



                    (ii) the principal of and premium, if any, on any Securities which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Securities,

                    (iii)     to the extent that payment of such
interest is lawful, interest upon overdue interest at the rate borne by the Securities, and

                    (iv) all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel;

          and

          (b) all Events of Default, other than the non-payment of the principal of Securities which has become due solely by such declaration of acceleration, have been cured or waived as provided in
Section 513.

No such rescission and annulment shall affect any subsequent default or impair any right consequent thereon.

          Upon receipt by the Trustee of any declaration of acceleration, or any rescission and annulment of any such declaration, pursuant to this Section, a record date shall automatically and without any other action by any Person be set for the purpose of determining the Holders of Outstanding Securities entitled to join in such declaration, or rescission and annulment, as the case may be, which record date shall be the close of business on the day the Trustee receives such declaration, or rescission and annulment, as the case may be. The
Holders of Outstanding Securities on such record date (or their duly appointed agents), and only such Persons, shall be entitled to join in such declaration, or rescission and annulment, as the case may be, whether or not such Holders remain Holders after such record date;
provided, that unless such declaration, or rescission and annulment, as the case may be, shall have become effective by virtue of Holders of the requisite principal amount of outstanding Securities on such record date
(or their duly appointed agents) having joined therein on or prior to the 90th day after such record date, such declaration, or rescission and annulment, as the case may be, shall automatically and without any action by any Person be cancelled and of no further force or effect.

SECTION 503.     Collection of Indebtedness and Suits for Enforcement by
Trustee.

          The Company covenants that if

          (a) default is made in the payment of any interest on any Security when such interest becomes due and payable and such default continues for a period of 30 days, or

          (b) default is made in the payment of the principal of or premium, if any, on any Security at the Maturity thereof,

the Company will, upon demand of the Trustee, pay to it, for the benefit of the Holders of such Securities, the whole amount then due and payable on such Securities for principal and premium, if any, and interest, and, to the extent that payment of such interest shall be legally enforceable, interest on any overdue principal and premium, if any, and on any overdue interest, at the rate borne by the Securities; and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

          If the Company fails to pay such amounts forthwith upon such demand, the Trustee in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Company or any other obligor upon the Securities and collect the money adjudged or decreed to be payable in the manner provided by law out of the property of the Company or any other obligor upon the Securities, wherever situated.

          If an Event of Default occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

SECTION 504.     Trustee May File Proofs of Claim.

          In case of any judicial proceeding relative to the Company (or any other obligor upon the Securities), its property or its creditors, the Trustee shall be entitled and empowered, by intervention in such proceeding or otherwise, to take any and all actions authorized under the Trust Indenture Act in order to have the claims of the Holders and the Trustee allowed in any such proceeding. In particular, the Trustee shall be authorized to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same;
and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 607.

          No provision of this Indenture shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding; provided, however, that the Trustee may, on behalf of the Holders, vote for the election of a trustee in bankruptcy or similar official and may be a member of the Creditors'
Committee.

SECTION 505.     Trustee May Enforce Claims Without Possession of
Securities.



          All rights of action and claims under this Indenture or the Securities may be prosecuted and enforced by the Trustee without the possession of any of the Securities or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances or the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Securities in respect of which such judgment has been recovered.

SECTION 506.     Application of Money Collected.

          Subject to Article Twelve, any money collected by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account or principal or premium, if any, or interest, upon presentation of the Securities and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

          FIRST:     To payment of all amounts due the Trustee under
Section 607; and

          SECOND:     To the payment of the amounts then due and unpaid
for principal of and premium, if any, and interest on the Securities in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal and premium, if any, and interest, respectively.


SECTION 507.     Limitation on Suits.

          No Holder of any Security shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless

          (a) such Holder has previously given written notice to the Trustee of a continuing Event of Default;

          (b) the Holders of not less than 25% in principal amount of the outstanding Securities shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

          (c) such Holder or Holders have offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;

          (d) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

          (e) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the Outstanding Securities;


it being understood and intended that no one or more holders shall have any right in any manner whatever by virtue of, or by availing of any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders, or to obtain or to seek to obtain priority or preference over any other Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all the Holders.

SECTION 508.     Unconditional Right of Holders to Receive Principal,
Premium and Interest and to Convert.

          Notwithstanding any other provision in this Indenture, the Holder of any Security shall have the right, which is absolute and unconditional, to receive payment of the principal of and premium, if any, and (subject to Section 307) interest on such Security on the respective Stated Maturities expressed in such Security (or, in the case of redemption, on the Redemption Date) and to convert such Security in accordance with Article Thirteen and to institute suit for the enforcement of any such payment and right to convert, and such rights shall not be impaired without the consent of such Holder.

SECTION 509.     Restoration of Rights and Remedies.

          If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

SECTION 510.     Rights and Remedies Cumulative.

          Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in Section
306, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise.
The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

SECTION 511.     Delay or Omission Not Waiver.

          No delay or omission of the Trustee or of any Holder of any Security to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

SECTION 512.     Control by Holders.


          The Holders of a majority in principal amount of the Outstanding Securities shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee;
provided, that

          (a) such direction shall not be in conflict with any rule of law or with this Indenture;

          (b) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction; and

          (c) subject to the provisions of Section 601, the Trustee shall have the right to decline to follow any such direction if the Trustee in good faith shall determine that the action so directed would involve the Trustee in personal liability or would be unduly prejudicial to Holders not joining in such direction.


          Upon receipt by the Trustee of any such direction, a record date shall automatically and without any other action by any Person be set for the purpose of determining the Holders of Outstanding Securities entitled to join in such direction, which record date shall be the close of business on the day the Trustee receives such direction. The Holders of Outstanding Securities on such record date (or their duly appointed agents), and only such Persons, shall be entitled to join in such direction, whether or not such Holders remain Holders after such record date; provided, that unless such direction shall have become effective by virtue of Holders of the requisite principal amount of Outstanding
Securities on such record date (or their duly appointed agents) having joined therein on or prior to the 90th day after such record date, such direction shall automatically and without any action by any Person be cancelled and of no further force or effect.





SECTION 513.     Waiver of Past Defaults.

          The Holders of not less than a majority in principal amount of the Outstanding Securities may on behalf of the Holders of all the Securities waive any past default hereunder and its consequences, except a default in the payment of the principal of or premium, if any, or interest on any Security, or in respect of a covenant or provision hereof which under Article
Nine cannot be modified or amended without the consent of the Holder of each Outstanding Security affected.

          Upon any such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.


SECTION 514.     Undertaking for Costs.

          In any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, a court may require any party litigant in such suit to file an undertaking to pay the costs of such suit, and may assess costs against any such party litigant, in the manner and to the extent provided in the Trust Indenture Act; provided, that neither this Section nor the Trust Indenture Act shall be deemed to authorize any court to require such an undertaking or to make such an assessment in any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in principal amount of the Outstanding Securities, or to any suit instituted by any Holder for the enforcement of the payment of the principal of (or premium, if any) or interest on any Security on or after the respective Stated Maturities expressed in such Security (or, in the case of redemption, on or after the Redemption Date) or in any suit for the enforcement of the right to convert any Security in accordance with Article Thirteen.

SECTION 515.     Waiver of Stay or Extension Laws.

          The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.


     ARTICLE SIX

     The Trustee

SECTION 601.     Certain Duties and Responsibilities.

          The duties and responsibilities of the Trustee shall be as provided by the Trust Indenture Act. Notwithstanding the foregoing, no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it. Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

SECTION 602.     Notice of Defaults.

          The Trustee shall give the Holders notice of any default hereunder as and to the extent provided by the Trust Indenture Act;
provided, however, that in the case of any default of the character specified in Section 501(c), no such notice to Holders shall be given until at least 30 days after the occurrence thereof. For the purpose of this Section, the term "default" means any event which is, or after notice or lapse of time or both would become, an Event of Default.

SECTION 603.     Certain Rights of Trustee.

          Subject to the provisions of Section 601:

          (a) the Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

          (b) any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company
Order and any resolution of the Board of Directors may be sufficiently evidenced by a Board Resolution;

          (c) whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee
(unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officers' Certificate;

          (d) the Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

          (e) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

          (f) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney; and

          (g) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder.

SECTION 604.     Not Responsible for Recitals or Issuance of Securities.


          The recitals contained herein and in the Securities, except the Trustee's certificates of authentication, shall be taken as the statements of the Company, and the Trustee and any Authenticating Agent assume no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Securities. The Trustee and any Authenticating Agent shall not be accountable for the use or application by the Company of Securities or the proceeds thereof.

SECTION 605.     May Hold Securities.

          The Trustee, any Authenticating Agent, any Paying Agent, any
Security Registrar or any other agent of the Company, in its individual or any other capacity, may become the owner or pledgee of Securities and, subject to Sections 608 and 613, may otherwise deal with the Company with the same rights it would have if it were not Trustee, Authenticating Agent, Paying Agent, Security Registrar or such other agent.

SECTION 606.     Money Held in Trust.

          Money held by the Trustee or any Paying Agent in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee or any Paying Agent shall be under no liability for interest on any money received by it hereunder except as otherwise agreed with the Company.



SECTION 607.     Compensation and Reimbursement.

          The Company agrees:

     to pay to the Trustee from time to time reasonable compensation for all services rendered by it hereunder as may be mutually agreed upon in writing by the Company and the Trustee (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

     except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents and counsel) except to the extent any such expense, disbursement or advance may be attributable to its negligence or bad faith; and

     to indemnify the Trustee for, and to hold it harmless against, any loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of this trust, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder.






          As security for the performance of the obligations of the Company under this Section, the Trustee shall have a lien prior to the Securities upon all property and funds held or collected by the Trustee as such, except funds held in trust for the benefit of the Holders of particular Securities.

SECTION 608.     Disqualification; Conflicting Interests.

          If the Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act, the Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and this Indenture.





SECTION 609.     Corporate Trustee Required; Eligibility.

          There shall at all times be a Trustee hereunder which shall be a Person that is eligible pursuant to the Trust Indenture Act to act as such, has a combined capacity and surplus of at least $50,000,000 and has its Corporate Trust Office in the Borough of Manhattan, The City of
New York. If such Person publishes reports of condition at least annually, pursuant to law or to the requirements of a Federal or state supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

SECTION 610.     Resignation and Removal; Appointment of Successor.

     No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 611.

     The Trustee may resign at any time by giving written notice thereof to the Company. If an instrument of acceptance by a successor Trustee required by Section 611 shall not have been delivered to the resigning
Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee.

     The Trustee may be removed at any time after the Trustee has failed to comply with its duties and responsibilities under this Indenture by an Act of the Holders of a majority in principal amount of the Outstanding Securities delivered to the Trustee and to the Company.

     If at any time:

     the Trustee shall fail to comply with Section 608 after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Security for at least six months, or the Trustee shall cease to be eligible under Section 609 and shall fail to resign after written request therefor by the Company or by any such Holder, or the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (x) the Company by a Board Resolution may remove the Trustee, or (y) subject to Section 514, any Holder who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

     If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, the Company, by a Board Resolution, shall promptly appoint a successor Trustee and such successor Trustee shall comply with the applicable requirements of Section 611. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee shall be appointed by Act of the Holders of a majority in principal amount of the Outstanding Securities delivered to the Company and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section 611 become the successor
Trustee and supersede the successor Trustee appointed by the Company.
If no successor Trustee shall have been so appointed by the Company or the Holders and accepted appointment in the manner required by Section
611, any Holder who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee.

     The Company shall give notice of each resignation and each removal of the Trustee and each appointment of a successor Trustee to all Holders in the manner provided in Section 106. Each notice shall include the name of the successor Trustee and the address of its Corporate Trust Office.

SECTION 611.     Acceptance of Appointment by Successor.

          Every successor Trustee appointed hereunder shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on request of the Company or the successor
Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee, and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder. Upon request of any such successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts.

          No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

SECTION 612.     Merger, Conversion, Consolidation or Succession to
Business.

          Any Corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any Corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any Corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such Corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Securities shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating
Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such securities.





SECTION 613.     Preferential Collection of Claims Against Company.

          If and when the Trustee shall be or become a creditor of the Company (or any other obligor upon the Securities), the Trustee shall be subject to the provisions of the Trust Indenture Act regarding the collection of claims against the Company (or any such other obligor).





SECTION 614.     Appointment of Authenticating Agent.

          The Trustee may appoint an Authenticating Agent or Agents which shall be authorized to act on behalf of the Trustee to authenticate Securities issued upon original issue and upon exchange, registration of transfer, partial conversion or partial redemption or pursuant to Section 306, and Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Wherever reference is made in this Indenture to the authentication and delivery of Securities by the Trustee or the Trustee's certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent. Each Authenticating
Agent shall be acceptable to the Company and shall at all times be a Person organized and doing business under the laws of the United States of America, any State thereof or the District or Columbia, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $50,000,000 and subject to supervision or examination by Federal or State authority. If such Authenticating Agent publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Authenticating Agent shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section.

          Any Person into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any Person succeeding to the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent, provided such Person shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

          An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to the Company. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Company and shall mail notice of such appointment by first-class mail, postage prepaid, to all Holders as their names and addresses appear in the Security Register. Any successor Authenticating
Agent upon acceptance of its appointment under this Section shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating
Agent. No successor Authenticating Agent shall be appointed unless eligible to act as such under the provisions of this Section.

          Any Authenticating Agent by the acceptance of its appointment shall be deemed to have represented to the Trustee that it is eligible for appointment as Authenticating Agent under this Section and to have agreed with the Trustee that it will perform and carry out the duties of an Authenticating Agent as herein set forth, including among other things the duties to authenticate Securities when presented to it in connection with the original issuance and with exchanges, registrations of transfer or redemptions or conversions thereof or pursuant to Section
306; it will keep and maintain, and furnish to the Trustee from time to time as requested by the Trustee, appropriate records of all transactions carried out by it as Authenticating Agent and will furnish to the Trustee such other information and reports as the Trustee may reasonably require; and it will notify the Trustee promptly if it shall cease to be eligible to act as Authenticating Agent in accordance with the provisions of this Section. Any Authenticating Agent by the acceptance of its appointment shall be deemed to have agreed with the Trustee to indemnify the Trustee against any loss, liability or expense incurred by the Trustee and to defend any claim asserted against the

Trustee by reason of any acts or failure to act of such Authenticating
Agent, but such Authenticating Agent shall have no liability for any action taken by it in accordance with the specific written direction of the Trustee.

          The Trustee agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section, and the Trustee shall be entitled to be reimbursed for such payments, subject to the provisions of Section 607.

          If an appointment is made pursuant to this Section, the Securities may have endorsed thereon, in addition to the Trustees certificate of authentication, an alternative certificate of authentication in the following form:

          This is one of the Securities described in the within-mentioned Indenture.

                              TEXAS COMMERCE BANK NATIONAL
                              ASSOCIATION,
                                                As Trustee


                              By
                                   As Authenticating Agent


                              By
                                        Authorized Officer






     ARTICLE SEVEN

     Holders' Lists and Reports by Trustee and Company





SECTION 701.     Company to Furnish Trustee Names and Addresses of
Holders.

          The Company will furnish or cause to be furnished to the Trustee semi-annually, not more than 15 days after each Regular Record
Date, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders as of such Regular Record Date, and at such other times as the Trustee may request in writing, within 30 days after the receipt by the Company of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished;


notwithstanding the foregoing, so long as the Trustee is the Security
Registrar, no such list shall be required to be furnished.





SECTION 702.     Preservation of Information; Communications to Holders.

     The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders contained in the most recent list furnished to the Trustee as provided in Section 701 and the names and addresses of Holders received by the Trustee in its capacity as Security Registrar. The Trustee may destroy any list furnished to it as provided in Section 701 upon receipt of a new list so furnished.

     The rights of Holders to communicate with other Holders with respect to their rights under this Indenture or under the Securities, and the corresponding rights and duties of the Trustee, shall be as provided by the Trust Indenture Act.

     Every Holder of Securities, by receiving and holding the same, agrees with the Company and the Trustee that neither the Company nor the Trustee nor any agent of either of them shall be held accountable by reason of any disclosure of information as to names and addresses of Holders made pursuant to the Trust Indenture Act.





SECTION 703.     Reports by Trustee.

     The Trustee shall transmit to Holders such reports concerning the Trustee and its actions under this Indenture as may be required pursuant to the Trust Indenture Act, within 120 days after January 1 of each year commencing with January 1, 1996, or at such other times required by the Trust Indenture Act, and in the manner provided therein.

     A copy of each such report shall, at the time of such transmission to Holders, be filed by the Trustee with each stock exchange upon which the Securities are listed, with the Commission and with the Company.
The Company will notify the Trustee when the Securities are listed on any stock exchange.





SECTION 704.     Reports by Company.

          The Company shall file with the Trustee and the Commission, and transmit to Holders, such information, documents and other reports, and such summaries thereof, as may be required pursuant to the Trust
Indenture Act at the times and in the manner provided pursuant to such Act; provided, that any such information, documents or reports required to be filed with the Commission pursuant to Section 13 or 15(d) of the


Exchange Act shall be filed with the Trustee within 15 days after the same is so required to be filed with the Commission.


     ARTICLE EIGHT

     Consolidation, Merger, Conveyance, Transfer or Lease




SECTION 801.     Company May Consolidate, Etc., Only on Certain Terms.

          The Company shall not consolidate with or merge into any other
Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, and the Company shall not permit any Person to consolidate with or merge into the Company, unless:

     in case the Company shall consolidate with or merge into another
Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, the Person formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of the Company substantially as an entirety shall be a Corporation, partnership or trust, shall be organized and validly existing under the laws of the United States of America, any State thereof or the District of Columbia and shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of and premium, if any, and interest on all the Securities and the performance or observance of every covenant of this Indenture on the part of the Company to be performed or observed and shall have provided for rights of redemption in accordance with Section 1108 and conversion privileges in accordance with Section 1309;

     immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing;

     such consolidation, merger, conveyance, transfer or lease does not adversely affect the validity or enforceability of the Securities; and

     the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.










SECTION 802.     Successor Substituted.

          Upon any consolidation of the Company with, or merger of the Company into, any other Person or any conveyance, transfer or lease of the properties and assets of the Company substantially as an entirety in accordance with Section 801, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor Person had been named as the Company herein, and thereafter, except in the case of a lease, the predecessor Person shall be relieved of all obligations and covenants under this Indenture and the Securities.


     ARTICLE NINE

     Supplemental Indentures





SECTION 901.     Supplemental Indentures Without Consent of Holders.

          Without the consent of any Holders, the Company, when authorized by a Board Resolution, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:

     to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company herein and in the Securities; or

     to add to the covenants of the Company for the benefit of the Holders or an additional Event of Default, or to surrender any right or power herein conferred upon the Company; or

     to secure the Securities; or

     to make provision with respect to the rights of redemption and conversion privileges of Holders pursuant to the requirements of Section
1108 and Section 1309, respectively; or

     to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities; or

          (f) to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture which shall not be inconsistent with the provisions of this Indenture; provided, that such action pursuant to this Clause (f) shall not adversely affect the interests of the Holders in any material respect.





SECTION 902.     Supplemental Indenture with Consent of Holders.

          With the consent of the Holders of not less than a majority in principal amount of the Outstanding Securities, by Act of said Holders delivered to the Company and the Trustee, the Company, when authorized by a Board Resolution, and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders under this Indenture; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each Outstanding
Security affected thereby,

          (a) change the Stated Maturity of the principal of, or any installment of interest on, any Security, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change the place of payment where, or the coin or currency in which, any Security or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date), or adversely affect the right to convert any Security as provided in Article Thirteen including, without limitation, Section 1304 (except as permitted by Section 901(d)), or modify the provisions of this Indenture with respect to the subordination of the Securities in a manner adverse to the Holders, or

          (b) reduce the percentage in principal amount of the Outstanding Securities, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences provided for in this Indenture, or

          (c)     modify any of the provisions of this Section, Section
513 or Section 1009, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding
Security affected thereby; provided, however, that this Clause shall not be deemed to require the consent of any Holder with respect to changes in the references to "the Trustee" and concomitant changes in this Section and Section 1009, or the deletion of this proviso, in accordance with the requirements of Section 901(e).

          It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

SECTION 903.     Execution of Supplemental Indentures.

          In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and (subject to Section 601) shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which adversely affects in a material way the Trustee's own rights, duties or immunities under this Indenture or otherwise.

SECTION 904.     Effect of Supplemental Indentures.

          Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

SECTION 905.     Conformity with Trust Indenture Act.

          Every supplemental indenture executed pursuant to this Article shall conform to the requirements of the Trust Indenture Act.

SECTION 906.     Reference in Securities to Supplemental Indentures.

          Securities authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company shall so determine, new Securities so modified as to conform, in the opinion of the Trustee and the Company, to any such supplemental indenture may be prepared and executed by the Company and authenticated and delivered by the Trustee in exchange for Outstanding Securities.

SECTION 907.     Notice of Supplemental Indenture.

          Promptly after the execution by the Company and the Trustees of any supplemental indenture pursuant to Section 902, the Company shall transmit to the Holders a notice setting forth the substance of such supplemental indenture.


     ARTICLE TEN

     Covenants

SECTION 1001.     Payment of Principal, Premium and Interest.

          The Company will duly and punctually pay the principal of and premium, if any, and interest on the Securities in accordance with the terms of the Securities and this Indenture.

SECTION 1002.     Maintenance of Office or Agency.

          The Company will maintain in New York, New York an office or agency, which office or agency may be maintained through the Trustee or the Paying Agent, where Securities may be presented or surrendered for payment, where Securities may be surrendered for registration of transfer, where Securities may be surrendered for exchange or conversion and where notices and demands to or upon the Company in respect of the Securities and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of any such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate
Trust Office of the Trustee, and the Company hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

          The Company may also from time to time designate one or more other offices or agencies where the Securities may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in New York, New York for such purposes.
The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

SECTION 1003.     Money for Security Payments to be Held in Trust.

          If the Company shall at any time act as its own Paying Agent, it will, on or before each due date of the principal of and premium, if any, or interest on any of the Securities, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal and premium, if any, or interest so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its action or failure so to act.

          Whenever the Company shall have one or more Paying Agents, it will, prior to each due date of the principal of and premium, if any, or interest on any Securities, deposit with a Paying Agent a sum sufficient to pay the principal and premium, if any, and interest so becoming due, such sum to be held as provided by the Trust Indenture Act, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of its action or failure so to act.

          The Company will cause each Paying Agent other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will (a) comply with the provisions of the Trust Indenture Act applicable to it as a Paying
Agent and hold all sums held by it for the payment of principal and premium, if any, and interest on the Securities in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided; and (b) at any time during the continuance of any default by the Company (or any other obligor upon the Securities) in the making of any payment in respect of the Securities, upon the written request of the Trustee, forthwith pay to the Trustee all sums held in trust by such Paying Agent for payment in respect of the Securities.

          The Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Company or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such money.

          Any money deposited with the Trustee or any Paying Agent or then held by the Company, in trust for the payment of the principal of and premium, if any, or interest on any security and remaining unclaimed for two years after such principal and premium, if any, or interest has become due and payable shall be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust;
and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying
Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in New York, New York, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Company.

SECTION 1004.     Statement by Officers as to Default.

          The Company will deliver to the Trustee, within 120 days after the end of each fiscal year of the Company ending after the date hereof, an Officers' Certificate stating whether or not to the best knowledge of the signers thereof after due inquiry the Company is in default in the performance and observance of any of the terms, provisions and conditions of this Indenture (without regard to any period of grace or requirement of notice provided hereunder) and, if the Company shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

SECTION 1005.     Existence.

          Subject to Article Eight, the Company will, and will cause each of its Subsidiaries to, do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights
(charter and Statutory) and franchises; provided, however, that neither the Company nor any Subsidiary shall be required to preserve any such right or franchise if the Board of Directors shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and that the loss thereof is not disadvantageous in any material respect to the Holders.

SECTION 1006.     Payment of Taxes and Other Claims.

          The Company will pay or discharge or cause to be paid or discharged, before any penalty accrues from the failure to so pay or discharge, (a) all taxes, assessments and governmental charges levied or imposed upon the Company or any Subsidiary or upon the income, profits or property of the Company or any Subsidiary, and (b) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a Lien upon the property of the Company or any Subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim the amount, applicability or validity of which is being contested in good faith by appropriate proceedings and for which adequate provision has been made.

SECTION 1007.     Maintenance of Properties.

          The Company will, and will cause each of its Subsidiaries to, maintain its respective properties and assets (including all licenses) in good working order and condition (ordinary wear and tear excepted) and make all necessary repairs, renewals, replacements, additions, betterments and improvements thereto, as, in the reasonable judgment of the Company in its sole discretion, shall be reasonably necessary for the proper conduct of its business.

SECTION 1008.     Commission Reports.

          The Company will file with the Trustee, within 15 days after it files them with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. The Company will also comply with the applicable provisions of the Trust Indenture Act.

SECTION 1009.     Waiver of Certain Covenants.

          The Company may omit in any particular instance to comply with any covenant or condition set forth in Section 1005, 1006 or 1007, if before the time for such compliance the Holders of at least a majority in principal amount of the Outstanding Securities shall, by Act of such Holders, either waive such compliance in such instance or generally waive compliance with such covenant or condition, but no such waiver shall extend to or affect such covenant or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such covenant or condition shall remain in full force and effect.

SECTION 1010.     Reservation and Issuance of Common Stock.

          The Company will at all times reserve and keep available, free from preemptive rights, out of the authorized but unissued Common Stock or out of the Common Stock held in treasury, for the purpose of effecting the redemption of Securities pursuant to Section 1101 or
Section 1401 or the conversion of Securities pursuant to Section 1301, the full number of shares of Common Stock then issuable upon the redemption or conversion of all Outstanding Securities.

          All shares of Common Stock which may be issued upon redemption of Securities pursuant to Section 1101 or Section 1401 or conversion of Securities pursuant to Section 1301 will upon issue be fully paid and nonassessable and, except as provided in Section 1107 and Section 1307, the Company will pay all taxes, liens and charges with respect to the issue thereof.

SECTION 1011.     Registration and Listing of Shares.

          If any shares of Common Stock required to be reserved for purposes of redemption of Securities under Article Eleven or Article
Fourteen or conversion of Securities under Article Thirteen require registration with or approval of any governmental authority under any Federal or State law before such shares may be issued upon redemption or conversion, the Company will in good faith and as expeditiously as possible endeavor to cause such shares of Common Stock to be duly registered or approved, as the case may be. Further, if and so long as the Common Stock is listed on the New York Stock Exchange or any other national securities exchange, the Company will, if permitted by the rules of such exchange, list and keep listed on such exchange, upon official notice of issuance, all shares of Common Stock issuable upon redemption of Securities pursuant to Section 1101 or Section 1401 or upon conversion of Securities pursuant to Section 1301.


     ARTICLE ELEVEN

     Redemption of Securities

SECTION 1101.     Right of Redemption.

          The Securities may be redeemed at the election of the Company, in whole at any time after March 31, 1998 when the price per share of Common Stock exceeds $6.97 for ten consecutive Trading Days at the Redemption Price specified in the form of Security hereinbefore set forth, together with accrued interest to the Redemption Date, payable in cash.

SECTION 1102.     Applicability of Article.

          Redemption of Securities at the election of the Company as permitted by any provision of this Indenture shall be made in accordance with such provision and this Article.

SECTION 1103.     Election to Redeem; Notice to Trustee.

          The election of the Company to redeem any Securities pursuant to Section 1101 shall be evidenced by a Board Resolution. Upon a redemption, the Company shall, at least 30 days prior to the Redemption
Date fixed by the Company (unless a shorter period shall be satisfactory to the Trustee), notify the Trustee of such Redemption Date.

SECTION 1104.     Notice of Redemption.

          Notice of redemption shall be given by first-class mail, postage prepaid, mailed not more than 15 days prior to the Redemption
Date, to each Holder of Securities, at his address appearing in the Security Register.

          All notices of redemption shall state:

          (a)     the Redemption Date,

          (b)     the Redemption Price,

          (c) that on the Redemption Date the Redemption Price will become due and payable upon each such Security to be redeemed and that interest thereon will cease to accrue on and after said date,

          (d) the Conversion Price, the date on which the right to convert the Securities to be redeemed will terminate and the place or places where such Securities may be surrendered for conversion, and

          (e) the place or places where such Securities are to be surrendered for payment of the Redemption Price.

          Notice of redemption of Securities to be redeemed at the election of the Company shall be given by the Company or, at the Company's request, by the Trustee in the name and at the expense of the Company.

SECTION 1105.     Securities Payable on Redemption Date.

          Notice of redemption having been given as aforesaid, the Securities shall, on the Redemption Date, become due and payable at the Redemption Price therein specified, and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest) such Securities shall cease to bear interest. Upon surrender of any such Security for redemption in accordance with the notice of redemption, such Security shall be paid by the Company at the Redemption Price, together with accrued interest to the Redemption Date payable in cash; provided, however, that installments of interest whose Maturity is on or prior to the Redemption Date shall be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Record Dates according to their terms and the provisions of Section 307.

          If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal and premium, if any, shall, until paid, bear interest from the Redemption Date at the rate borne by the Security.

          Securities redeemed pursuant to Section 1101 or Section 1401 shall be deemed to have been redeemed immediately prior to the close of business on the Redemption Date, and at such time the rights of the Holders of such Securities as Holders shall cease, and the Person or Persons entitled to receive the Common Stock issuable upon redemption shall be treated for all purposes as the record holder or holders of such Common Stock as and after such time. As promptly as practicable on or after the Redemption Date, the Company shall issue and shall deliver at such office or agency a certificate or certificates for the number of full shares of Common Stock issuable upon redemption, together with payment in lieu of any fraction of a share, as provided in Section 1106.

SECTION 1106.  Fractions of Shares.

          No fractional shares of Common Stock shall be issued upon redemption of Securities pursuant to Section 1101. Instead of any fractional share of Common Stock which would otherwise be issuable upon redemption of any Security or Securities, the Company shall pay a cash adjustment in respect of such fraction in an amount equal to the same fraction of the Closing Price (as hereafter defined) at the close of business on the Redemption Date (or, if such day is not a Trading Day
(as hereafter defined), on the Trading Day immediately preceding such day).

SECTION 1107.  Taxes on Redemptions.

          The Company will pay any and all taxes that may be payable in respect of the issue or delivery of shares of Common Stock on redemption of Securities pursuant to Section 1101 or Section 1401. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares of Common Stock in a name other than that of the Holder of the Security or Securities to be redeemed, and no such issue or delivery shall be made unless and until the Person requesting such issue has paid to the Company the amount of any such tax, or has established to the satisfaction of the Company that such tax has been paid.

SECTION 1108.     Provisions of Consolidation, Merger or Sale of Assets.

          In case of any consolidation of the Company with, or merger of the Company into, any other Person, any merger of another Person into the Company (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock) or any sale or transfer of all or substantially all of the assets of the Company, the Person formed by such consolidation or resulting from such merger or which acquires such assets, as the case may be, shall execute and deliver to the Trustee a supplemental indenture providing that the Securities shall be redeemable as specified in Section 1101 or Section 1401 only in exchange for the kind and amount of securities, cash and other property, if any, receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Common Stock which the Holder of such Security might have received upon a redemption immediately prior to such consolidation, merger, sale or transfer, assuming such holder of Common
Stock (a) is not a Person with which the Company consolidated or into which the Company merged or which merged into the Company or to which such sale or transfer was made, as the case may be (a "Constituent
Person"), or an Affiliate of a Constituent Person and (b) failed to exercise his rights of election, if any, as to the kind or amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer (provided that if the kind or amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer is not the same for each share of Common Stock held immediately prior to such consolidation, merger, sale or transfer by other than a Constituent Person or an Affiliate thereof and in respect of which such rights of election shall not have been exercised
("nonelecting share"), then for the purpose of this Section the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by each nonelecting share shall be deemed to be the kind and amount so receivable per share by a plurality of the nonelecting shares). Such supplemental indenture shall provide for adjustments which, for events subsequent to the effective date of such supplemental indenture, shall be as nearly equivalent as may be practicable to the adjustments provided for in this Indenture.
The above provisions of this Section shall similarly apply to successive consolidations, mergers, sales or transfers.


     ARTICLE TWELVE

     Subordination of Securities

SECTION 1201.     Securities Subordinated to Senior Indebtedness.

          The Company covenants and agrees, and each Holder of a Security, by his acceptance thereof, likewise covenants and agrees, that, to the extent and in the manner hereinafter set forth in this

Article, the indebtedness represented by the Securities and the payment of the principal of and premium, if any, and interest on each and all of the Securities are hereby expressly made subordinate and subject in right of payment to the prior payment in full of all Senior
Indebtedness.

SECTION 1202.     Payment Over of Proceeds Upon Dissolution, Etc.

          In the event of (a) any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding, relative to the Company or to its creditors, as such, or to a substantial part of its assets, or (b) any proceeding for the liquidation, dissolution or other winding up of the Company, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or (c) any assignment for the benefit of creditors or any other marshalling of assets and liabilities of the Company, then and in any such event the holders of Senior Indebtedness shall be entitled to receive payment in full of all amounts due or to become due on or in respect of all Senior Indebtedness, or provision shall be made for such payment in money or money's worth, before the Holders of the Securities are entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, on account of principal of or premium, if any, or interest on the Securities, and to that end the holders of Senior Indebtedness shall be entitled to receive, for application to the payment thereof, any payment or distribution of any kind or character, whether in cash, property or securities, including any such payment or distribution which may be payable or deliverable by reason of the payment of any other indebtedness of the Company being subordinated to the payment of the Securities, which may be payable or deliverable in respect of the Securities in any such case, proceeding, dissolution, liquidation or other winding up or event.

          In the event that, notwithstanding the foregoing provisions of this Section, the Trustee or the Holder of any Security shall have received any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, including any such payment or distribution which may be payable or deliverable by reason of the payment of any other indebtedness of the Company being subordinated to the payment of the Securities, before all Senior
Indebtedness is paid in full or payment thereof provided for, and if such fact shall, at or prior to the time of such payment or distribution, have been made known to the Trustee or such Holder, as the case may be, then and in such event such payment or distribution shall be paid over or delivered forthwith to the trustee in bankruptcy, receiver, liquidating trustee, custodian, assignee, agent or other
Person making payment or distribution of assets of the Company for application to the payment of all Senior Indebtedness remaining unpaid, to the extent necessary to pay all Senior Indebtedness in full, after giving effect to any concurrent payment or distribution to or for the holders of Senior Indebtedness.

          For purposes of this Article only, the words "cash, property or securities" shall not be deemed to include securities of the Company as reorganized or readjusted, or securities of the Company or any other
Corporation provided for by a plan of reorganization or readjustment which are subordinated in right of payment to all Senior Indebtedness which may at the time be outstanding to substantially the same extent as, or to a greater extent than, the Securities are so subordinated as provided in this Article. The consolidation of the Company with, or the merger of the Company into, another Person or the liquidation or dissolution of the Company following the conveyance or transfer of its properties and assets substantially as an entirety to another Person upon the terms and conditions set forth in Article Eight shall not be deemed a dissolution, winding up, liquidation, reorganization, assignment for the benefit of creditors or marshalling of assets and liabilities of the Company for the purposes of this Section if the Person formed by such consolidation or into which the Company is merged or which acquires by conveyance or transfer such properties and assets substantially as an entirety, as the case may be, shall, as a part of such consolidation, merger, conveyance or transfer, comply with the conditions set forth in Article Eight.

SECTION 1203. Prior Payment to Senior Indebtedness Upon Acceleration of Securities.

          In the event that any Securities are declared due and payable before their Stated Maturity, then and in such event the holders of Senior Indebtedness outstanding at the time such Securities so become due and payable shall be entitled to receive payment in full of all amounts due on or in respect of such Senior Indebtedness, or provision shall be made for such payment in money or money's worth, before the Holders of the Securities are entitled to receive any payment (including any payment which may be payable by reason of the payment of any other indebtedness of the Company being subordinated to the payment of the Securities) by the Company on account of the principal of or premium, if any, or interest on the Securities or on account of the purchase or other acquisition of Securities.

          In the event that, notwithstanding the foregoing, the Company shall make any payment to the Trustee or the Holder of any Security prohibited by the foregoing provisions of this Section, and if such fact shall, at or prior to the time of such payment, have been made known to the Trustee or such Holder, as the case may be, then and in such event such payment shall be paid over and delivered forthwith to the Company.

          The provisions of this Section shall not apply to any payment with respect to which Section 1202 would be applicable.

SECTION 1204.     No Payment When Senior Indebtedness in Default.

          (a) In the event and during the continuation of any default in the payment of principal of or premium, if any, or interest on any Senior Indebtedness beyond any applicable grace period with respect thereto, or in the event that any event of default with respect to any Senior Indebtedness shall have occurred and be continuing and shall have resulted in such Senior Indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, unless and until such event of default shall have been cured or waived or shall have ceased to exist and such acceleration shall have been rescinded or annulled, or (b) in the event any judicial proceeding shall be pending with respect to any such default in payment or event of default, then no payment (including any payment which may be payable by reason of the payment of any other indebtedness of the Company being subordinated to the payment of the Securities) shall be made by the Company on account of the principal of or premium, if any, or interest on the Securities or on account of the purchase or other acquisition of Securities.

          In the event that, notwithstanding the foregoing, the Company shall make any payment to the Trustee or the Holder of any Security prohibited by the foregoing provisions of this Section, and if such fact shall, at or prior to the time of such payment, have been made known to the Trustee or such Holder, as the case may be, then and in such event such payment shall be paid over and delivered forthwith to the Company.

          The provisions of this Section shall not apply to any payment with respect to which Section 1202 would be applicable.

SECTION 1205.     Payment Permitted If No Default.

          Nothing contained in this Article or elsewhere in this Indenture or in any of the Securities shall prevent (a) the Company, at any time except during the pendency of any case, proceeding, dissolution, liquidation or other winding up, assignment for the benefit of creditors or other marshalling of assets and liabilities of the Company referred to in Section 1202 or under the conditions described in
Section 1203 or 1204, from making payments at any time of principal of and premium, if any, or interest on the Securities, or (b) the application by the Trustee of any money deposited with it hereunder to the payment of or on account of the principal of and premium, if any, or interest on the Securities or the retention of such payment by the Holders, if, at the time of such application by the Trustee, it did not have knowledge that such payment would have been prohibited by the provisions of this Article.

SECTION 1206.     Subrogation to Rights of Holders of Senior
Indebtedness.

          Subject to the payment in full of all amounts due on or in respect of Senior Indebtedness, the Holders of the Securities shall be subrogated to the extent of the payments or distributions made to the holders of such Senior Indebtedness pursuant to the provisions of this Article (equally and ratably with the holders of all indebtedness of the Company which by its express terms is subordinated to other indebtedness of the Company to substantially the same extent as the Securities are subordinated and is entitled to like rights of subrogation) to the rights of the holders of such Senior Indebtedness to receive payments and distributions of cash, property and securities applicable to the Senior Indebtedness until the principal of and premium, if any, and interest on the Securities shall be paid in full. For purposes of such subrogation, no payments or distributions to the holders of the Senior
Indebtedness of any cash, property or securities to which the Holders of the Securities or the Trustee would be entitled except for the provisions of this Article, and no payments over pursuant to the provisions of this Article to the holders of Senior Indebtedness by Holders of the Securities or the Trustee, shall, as among the Company, its creditors other than holders of Senior Indebtedness and the Holders of the Securities, be deemed to be a payment or distribution by the Company to or on account of the Senior Indebtedness.

SECTION 1207.     Provisions Solely to Define Relative Rights.



          The provisions of this Article are and are intended solely for the purpose of defining the relative rights of the Holders of the Securities on the one hand and the holders of Senior Indebtedness on the other hand. Nothing contained in this Article or elsewhere in this Indenture or in the Securities is intended to or shall (a) impair, as among the Company, its creditors other than holders of Senior
Indebtedness and the Holders of the Securities, the obligation of the Company, which is absolute and unconditional, to pay to the Holders of the Securities the principal of and premium, if any, and interest on the Securities as and when the same shall become due and payable in accordance with their terms; or (b) affect the relative rights against the Company of the Holders of the Securities and creditors of the Company other than the holders of Senior Indebtedness; or (c) prevent the Trustee or the Holder of any Security from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article of the holders of Senior Indebtedness to receive cash, property and securities otherwise payable or deliverable to the Trustee or such Holder.

SECTION 1208.     Trustee to Effectuate Subordination.

          Each Holder of a Security by his acceptance thereof authorizes and directs the Trustee on his behalf to take such action as may be necessary or appropriate to effectuate the subordination provided in this Article and appoints the Trustee his attorney-in-fact for any and all such purposes.

SECTION 1209.     No Waiver of Subordination Provisions.

          No right of any present or future holder of any Senior
Indebtedness to enforce subordination as herein provided shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company or by any act or failure to act, in good faith, by any such holder, or by any noncompliance by the Company with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof any such holder may have or be otherwise charged with.

          Without in any way limiting the generality of the foregoing paragraph, the holders of Senior Indebtedness may, at any time and from time to time, without the consent of or notice to the Trustee or the Holders of the Securities, without incurring responsibility to the Holders of the Securities and without impairing or releasing the subordination provided in this Article or the obligations hereunder of the Holders of the Securities to the holders of Senior Indebtedness, do any one or more of the following: (a) change the manner, place or terms of payment or extend the time of payment of, or renew or alter, Senior
Indebtedness, or otherwise amend or supplement in any manner Senior
Indebtedness or any instrument evidencing the same or any agreement under which Senior Indebtedness is outstanding; (b) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing Senior Indebtedness; (c) release any Person liable in any manner for the collection of Senior Indebtedness; and (d) exercise or refrain from exercising any rights against the Company and any other
Person.

SECTION 1210.     Notice to Trustee.



          The Company shall give prompt written notice to the Trustee of any fact known to the Company which would prohibit the making of any payment to or by the Trustee in respect of the Securities.
Notwithstanding the provisions of this Article or any other provision of this Indenture, the Trustee shall not be charged with knowledge of the existence of any facts which would prohibit the making of any payment to or by the Trustee in respect of the Securities, unless and until the Trustee shall have received written notice thereof from the Company or a holder of Senior Indebtedness or from any trustee therefor; and, prior to the receipt of any such written notice, the Trustee, subject to the provisions of Section 601, shall be entitled in all respects to assume that no such facts exist; provided, however, that if the Trustee shall not have received the notice provided for in this Section at least three
Business Days prior to the date upon which by the terms hereof any money may become payable for any purpose (including, without limitation, the payment of the principal of and premium, if any, or interest on any Security), then, anything herein contained to the contrary notwithstanding, the Trustee shall have full power and authority to receive such money and to apply the same to the purpose for which such money was received and shall not be affected by any notice to the contrary which may be received by it within three Business Days prior to such date.

          Subject to the provisions of Section 601, the Trustee shall be entitled to rely on the delivery to it of a written notice by a Person representing himself to be a holder of Senior Indebtedness (or a trustee therefor) to establish that such notice has been given by a holder of Senior Indebtedness (or a trustee therefor). In the event that the Trustee determines in good faith that further evidence is required with respect to the right of any Person as a holder of Senior Indebtedness to participate in any payment or distribution pursuant to this Article, the Trustee may request such Person to furnish evidence to the reasonable satisfaction of the Trustee as to the amount of Senior Indebtedness held by such Person, the extent to which such Person is entitled to participate in such payment or distribution and any other facts pertinent to the rights of such Person under this Article, and if such evidence is not furnished, the Trustee may defer any payment to such Person pending judicial determination as to the right of such Person to receive such payment.

SECTION 1211.     Reliance on Judicial Order or Certificate of
Liquidating Agent.

          Upon any payment or distribution of assets of the Company referred to in this Article, the Trustee, subject to the provisions of
Section 601, and the Holders of the Securities shall be entitled to rely upon any order or decree entered by any court of competent jurisdiction in which such insolvency, bankruptcy, receivership, liquidation, reorganization, dissolution, winding up or similar case or proceeding is pending, or a certificate of the trustee in bankruptcy, receiver, liquidating trustee, custodian, assignee for the benefit of creditors, agent or other Person making such payment or distribution, delivered to the Trustee or to the Holders of Securities, for the purpose of ascertaining the Persons entitled to participate in such payment or distribution, the holders of the Senior Indebtedness and other indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article.

SECTION 1212.     Trustee Not Fiduciary For Holders of Senior
Indebtedness.

          The Trustee shall not be deemed to owe any fiduciary duty to the holders of Senior Indebtedness and shall not be liable to any such holders if it shall in good faith mistakenly pay over or distribute to Holders of Securities or to the Company or to any other Person cash, property or securities to which any holders of Senior Indebtedness shall be entitled by virtue of this Article or otherwise.

SECTION 1213.     Right of Trustee as Holder of Senior Indebtedness;
Preservation of Trustee's Rights.

          The Trustee in its individual capacity shall be entitled to all the rights set forth in this Article with respect to any Senior
Indebtedness which may at any time be held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in this Indenture shall deprive the Trustee of any of its rights as such holder.

          Nothing in this Article shall apply to any claim of, or payments to, the Trustee under or pursuant to Section 607.

SECTION 1214.     Article Applicable to Paying Agents.

          In case at any time any Paying Agent other than the Trustee shall have been appointed by the Company and be then acting hereunder, the term "Trustee" as used in this Article shall in such case (unless the context otherwise requires) be construed as extending to and including such Paying Agent within its meaning as fully for all intents and purposes as if such Paying Agent were named in this Article in addition to or in place of the Trustee; provided, however, that Section
1213 shall not apply to the Company or any Affiliate of the Company if it or such Affiliate acts as Paying Agent.

SECTION 1215.     Certain Conversions Deemed Payment.

          For the purposes of this Article only, (a) the issuance and delivery of junior securities upon conversion of Securities in accordance with Article Thirteen shall not be deemed to constitute a payment or distribution on account of the principal of or premium, if any, or interest on Securities or on account of the purchase or other acquisition of Securities, and (b) the payment, issuance or delivery of cash, property or securities (other than junior securities) upon conversion of a Security shall be deemed to constitute payment on account of the principal of such Security. For the purposes of this Section, the term "junior securities" means (i) shares of any class of capital stock of the Company and (ii) securities of the Company which are subordinated in right of payment to all Senior Indebtedness which may be outstanding at the time of issuance or delivery of such securities to substantially the same extent as, or to a greater extent than, the Securities are so subordinated as provided in this Article.
Nothing contained in this Article or elsewhere in this Indenture or in the Securities is intended to or shall impair, as among the Company, its creditors other than holders of Senior Indebtedness and the Holders or the Securities, the right, which is absolute and unconditional, of the Holder of any Security to convert such Security in accordance with Article Thirteen.


     ARTICLE THIRTEEN

     Conversion of Securities

SECTION 1301.     Conversion Privilege and Conversion Price.

          Subject to and upon compliance with the provisions of this Article, at any time on or before the close of business on March 31, 2005 and at the option of the Holder thereof, any Security or any portion of the principal amount thereof which equals $1,000 or any integral multiple thereof may be converted at the principal amount thereof, or of such portion thereof, into fully paid and nonassessable shares (calculated as to each conversion to the nearest 1/100 of a share) of Common Stock, at the Conversion Price, determined as hereinafter provided, in effect at the time of conversion. In case the Securities are called for redemption, such conversion privilege in respect of each Security shall expire at the close of business on the Redemption Date, unless the Company defaults in making the payment due upon redemption.

          The Conversion Price shall be $6.15 principal amount per share of Common Stock. The number of shares of Common Stock received shall be equal to the principal amount of the Securities converted divided by the Conversion Price. The Conversion Price shall be adjusted in certain instances as provided in paragraphs (a), (b), (c), (d), (e), (f) and (i) of Section 1304.

SECTION 1302.     Exercise of Conversion Privilege.

          In order to exercise the conversion privilege, the Holder of any Security shall surrender such Security, duly endorsed or assigned to the Company or in blank, at any office or agency of the Company maintained pursuant to Section 1002, accompanied by written notice to the Company in the form provided in the Security (or such other notice as is acceptable to the Company) at such office or agency that the Holder elects to convert such Security or, if less than the entire principal amount thereof is to be converted, the portion thereof to be converted. Securities surrendered for conversion during the period from the opening of business on any Regular Record Date next preceding any Interest Payment Date to the close of business on such Interest Payment
Date shall (except in the case of Securities which have been called for redemption on a Redemption Date within such period) be accompanied by payment in New York Clearing House funds or other funds acceptable to the Company of an amount equal to the interest payable on such Interest
Payment Date on the principal amount being surrendered for conversion.
Except as provided in the immediately preceding sentence and subject to the fourth paragraph of Section 307, no payment or adjustment shall be made upon any conversion on account of any interest accrued on the Securities surrendered for conversion or on account of any dividends on the Common Stock issued upon conversion.

          Securities shall be deemed to have been converted immediately prior to the close of business on the day of surrender of such Securities for conversion in accordance with the foregoing provisions, and at such time the rights of the Holders of such Securities as Holders shall cease, and the Person or Persons entitled to receive the Common
Stock issuable upon conversion shall be treated for all purposes as the record holder or holders of such Common Stock as and after such time.

As promptly as practicable on or after the conversion date, the Company shall issue and shall deliver at such office or agency a certificate or certificates for the number of full shares of Common Stock issuable upon conversion, together with payment in lieu of any fraction of a share, as provided in Section 1303.

          In the case of any Security which is converted in part only, upon such conversion the Company shall execute and the Trustee shall authenticate and deliver to the Holder thereof, at the expense of the Company, a new Security or Securities of authorized denominations in aggregate principal amount equal to the unconverted portion of the principal amount of such Security.

          So long as any rights pursuant to the Company's rights plan
(the "Rights Plan"), adopted by the Board of Directors of the Company on June 14, 1989, have not expired, been redeemed or otherwise terminated
(other than the termination of rights held by an Acquiring Person or an affiliate of an Acquiring Person (as defined in the Rights Plan) in accordance with the terms of the Rights Plan), the Holder of any Security surrendered for conversion will be entitled to receive upon such conversion, in addition to the shares of Common Stock issuable upon such conversion (the "Issuable Shares"), a number of rights with the terms described in the Rights Plan to be determined as follows: (a) if such conversion occurs on or prior to the Distribution Date (as defined in the Rights Plan), the same number of rights to which a holder of a number of shares of Common Stock equal to the number of Issuable Shares is entitled at the time of such conversion in accordance with the terms and provisions of the Rights Plan applicable to the rights, and (b) if such conversion occurs after the Distribution Date, the same number of rights to which a holder of the number of shares of Common Stock into which such Security was convertible immediately prior to the Distribution Date would have been entitled on the Distribution Date in accordance with the terms and provisions of the Rights Plan applicable to the rights. The conversion price of the Securities will not be subject to adjustment on account of any declaration, distribution or exercise of the rights. If the Rights Plan shall terminate in accordance with its terms and the Company shall adopt a successor plan with substantially similar terms which provide that the Common Stock issuable hereunder is entitled to the benefits of such successor plan, the provisions of this paragraph shall apply to such successor plan as if it were the Rights Plan.

SECTION 1303.     Fractions of Shares.

          No fractional shares of Common Stock shall be issued upon conversion of Securities. If more than one Security shall be surrendered for conversion at one time by the same Holder, the number of full shares which shall be issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount of the Securities (or specified portions thereof) so surrendered. Instead of any fractional share of Common Stock which would otherwise be issuable upon conversion of any Security or Securities (or specified portions thereof), the Company shall pay a cash adjustment in respect of such fraction in an amount equal to the same fraction of the Closing Price at the close of business on the day of conversion (or, if such day is not a Trading Day, on the Trading Day immediately preceding such day).



SECTION 1304.     Adjustment of Conversion Price.

          (a) In case the Company shall pay or make a dividend or other distribution on the Common Stock exclusively in Common Stock or shall pay or make a dividend or other distribution on any other class of capital stock of the Company which dividend or distribution includes
Common Stock, the Conversion Price in effect at the opening of business on the day following the date fixed for the determination of stockholders entitled to receive such dividend or other distribution shall be reduced by multiplying such Conversion Price by a fraction of which the numerator shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination and the denominator shall be the sum of such number of shares and the total number of shares constituting such dividend or other distribution, such reduction to become effective immediately after the opening of business on the day following the date fixed for such determination. For the purposes of this paragraph (a), the number of shares of Common Stock at any time outstanding shall not include shares held in the treasury of the Company but shall include shares issuable in respect of scrip certificates issued in lieu of fractions of shares of Common Stock. The Company shall not pay any dividend or make any distribution on shares of Common Stock held in the treasury of the Company.

          (b) Subject to the last sentence of paragraph (g) of this Section, in case the Company shall pay or make a dividend or other distribution on the Common Stock consisting exclusively of, or shall otherwise issue to all holders of the Common Stock, rights or warrants entitling the holders thereof to subscribe for or purchase shares of Common Stock at a price per share less than the Current Market Price
(determined as provided in paragraph (h) of this Section) on the date fixed for the determination of stockholders entitled to receive such rights or warrants, the Conversion Price in effect at the opening of business on the day following the date fixed for such determination shall be reduced by multiplying such Conversion Price by a fraction of which the numerator shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination plus the number of shares of Common Stock which the aggregate of the offering price of the total number of shares of Common
Stock so offered for subscription or purchase would purchase at such Current Market Price and the denominator shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination plus the number of shares of Common Stock so offered for subscription or purchase, such reduction to become effective immediately after the opening of business on the day following the date fixed for such determination. For the purposes of this paragraph (b), the number of shares of Common Stock at any time outstanding shall not include shares held in the treasury of the Company but shall include shares issuable in respect of scrip certificates issued in lieu of fractions of shares of Common Stock. The Company shall not issue any rights or warrants in respect of shares of Common Stock held in the treasury of the Company.

          (c) In case outstanding shares of Common Stock shall be subdivided into a greater number of shares of Common Stock, the Conversion Price in effect at the opening of business on the day following the day upon which such subdivision becomes effective shall be proportionately reduced, and, conversely, in case outstanding shares of

Common Stock shall be combined into a smaller number of shares of Common
Stock, the Conversion Price in effect at the opening of business on the day following the day upon which such combination becomes effective shall be proportionately increased, such reduction or increase, as the case may be, to become effective immediately after the opening of business on the day following the day upon which such subdivision or combination becomes effective.

          (d) Subject to the last sentence of this paragraph (d) and the last sentence of paragraph (g) of this Section, in case the Company shall, by dividend or otherwise, distribute to all holders of the Common
Stock evidences of its indebtedness, shares of any class of its capital stock, cash or other assets (including securities, but excluding any rights or warrants referred to in paragraph (b) of this Section, excluding any dividend or distribution paid exclusively in cash and excluding any dividend or distribution referred to in paragraph (a) of this Section), the Conversion Price shall be reduced by multiplying the Conversion Price in effect immediately prior to the close of business on the date fixed for the determination of stockholders entitled to such distribution by a fraction of which the numerator shall be the Current
Market Price (determined as provided in paragraph (h) of this Section) on such date less the fair market value (as determined by the Board of Directors, whose determination shall be conclusive and described in a Board Resolution) on such date of the portion of the evidences of indebtedness, shares of capital stock, cash and other assets to be distributed applicable to one share of Common Stock and the denominator shall be such Current Market Price, such reduction to become effective immediately prior to the opening of business on the day following such date. If the Board of Directors determines the fair market value of any distribution for purposes of this paragraph (d) by reference to the actual or when issued trading market for any securities comprising part or all of such distribution, it must in doing so consider the prices in such market over the same period used in computing the Current Market
Price pursuant to paragraph (h) of this Section, to the extent possible.
For purposes of this paragraph (d), any dividend or distribution that includes shares of Common Stock, rights or warrants to subscribe for or purchase shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock shall be deemed to be (x) a dividend or distribution of the evidences of indebtedness, cash, assets or shares of capital stock other than such shares of Common Stock, such rights or warrants or such convertible or exchangeable securities
(making any Conversion Price reduction required by this paragraph (d)) immediately followed by (y) in the case of such shares of Common Stock, such rights or warrants, a dividend or distribution thereof (making any further Conversion Price reduction required by paragraph (a) or (b) of this Section, except any shares of Common Stock included in such dividend or distribution shall not be deemed "outstanding at the close of business on the date fixed for such determination" within the meaning of paragraph (a) of this Section), or (b) in the case of such convertible or exchangeable securities, a dividend or distribution of the number of shares of Common Stock as would then be issuable upon the conversion or exchange thereof, whether or not the conversion or exchange of such securities is subject to any conditions (making any further Conversion Price reduction required by paragraph (a) of this Section, except the shares deemed to constitute such dividend or distribution shall not be deemed "outstanding at the close of business on the date fixed for such determination" within the meaning of paragraph (a) of this Section).

          (e) In case the Company shall, by dividend or otherwise, at any time distribute to all holders of the Common Stock cash
(excluding any cash that is distributed as part of a distribution referred to in paragraph (d) of this Section or in connection with a transaction to which Section 1309 applies) in an aggregate amount that, together with (i) the aggregate amount of any other distributions to all holders of the Common Stock made exclusively in cash within the 12 months preceding the date fixed for the determination of stockholders entitled to such distribution and in respect of which no Conversion
Price adjustment pursuant to this paragraph (e) has been made previously and (ii) the aggregate of any cash plus the fair market value (as determined by the Board of Directors, whose determination shall be conclusive and described in a Board Resolution) as of such date of determination of consideration payable in respect of any tender offer by the Company or a Subsidiary for all or any portion of the Common Stock consummated within the 12 months preceding such date of determination and in respect of which no Conversion Price adjustment pursuant to paragraph (f) of this Section has been made previously, exceeds 12.5% of the product of the Current Market Price (determined as provided in paragraph (h) of this Section) on such date of determination times the number of shares of Common Stock outstanding on such date, the Conversion Price shall be reduced by multiplying the Conversion Price in effect immediately prior to the close of business on such date of determination by a fraction of which the numerator shall be the Current
Market Price (determined as provided in paragraph (h) of this Section) on such date less the amount of cash to be distributed at such time applicable to one share of Common Stock and the denominator shall be such Current Market Price, such reduction to become effective immediately prior to the opening of business on the day after such date.

          (f) In case a tender offer made by the Company or any Subsidiary for all or any portion of the Common Stock shall be consummated and such tender offer shall involve an aggregate consideration having a fair market value (as determined by the Board of Directors, whose determination shall be conclusive and described in a Board Resolution) as of the last time (the "Expiration Time") that tenders may be made pursuant to such tender offer (as it shall have been amended) that, together with (i) the aggregate of the cash plus the fair market value (as determined by the Board of Directors, whose determination shall be conclusive and described in a Board Resolution) as of the Expiration Time of the other consideration paid in respect of any other tender offer by the Company or a Subsidiary for all or any portion of the Common Stock consummated within the 12 months preceding the Expiration Time and in respect of which no Conversion Price adjustment pursuant to this paragraph (f) has been made previously and
(ii) the aggregate amount of any distributions to all holders of the Common Stock made exclusively in cash within the 12 months preceding the Expiration Time and in respect of which no Conversion Price adjustment pursuant to paragraph (e) of this Section has been made previously, exceeds 12.5% of the product of the Current Market Price (determined as provided in paragraph (h) of this Section) immediately prior to the Expiration Time times the number of shares of Common Stock outstanding
(including any tendered shares) at the Expiration Time, the Conversion
Price shall be reduced by multiplying the Conversion Price in effect immediately prior to the Expiration Time by a fraction of which the numerator shall be (x) the product of the Current Market Price
(determined as provided in paragraph (h) of this Section) immediately prior to the Expiration Time times the number of shares of Common Stock outstanding (including any tendered shares) at the Expiration Time minus
(y) the fair market value (determined as aforesaid) of the aggregate consideration payable to stockholders upon consummation of such tender offer and the denominator shall be the product of (A) such Current
Market Price times (B) such number of outstanding shares at the Expiration Time minus the number of shares accepted for payment in such tender offer (the "Purchased Shares"), such reduction to become effective immediately prior to the opening of business on the day following the Expiration Time; provided, that if the number of Purchased
Shares or the aggregate consideration payable therefor have not been finally determined by such opening of business, the adjustment required by this paragraph (f) shall, pending such final determination, be made based upon the preliminarily announced results of such tender offer, and, after such final determination shall have been made, the adjustment required by this paragraph (f) shall be made based upon the number of Purchased Shares and the aggregate consideration payable therefor as is finally determined.

          (g) The reclassification of Common Stock into securities which include securities other than Common Stock (other than any reclassification upon a consolidation or merger to which Section 1309 applies) shall be deemed to involve (i) a distribution of such securities other than Common Stock to all holders of Common Stock (and the effective date of such reclassification shall be deemed to be "the date fixed for the determination of stockholders entitled to such distributions" within the meaning of paragraph (d) of this Section), and
(ii) a subdivision or combination, as the case may be, of the number of shares of Common Stock outstanding immediately prior to such reclassification into the number of shares of Common Stock outstanding immediately thereafter (and the effective date of such reclassification shall be deemed to be "the day upon which such subdivision becomes effective" or "the day upon which such combination becomes effective", as the case may be, and "the day upon which such subdivision or combination becomes effective" within the meaning of paragraph (c) of this Section). Rights or warrants issued by the Company to all holders of the Common Stock entitling the holders thereof to subscribe for or purchase shares of Common Stock (either initially or under certain circumstances), which rights or warrants (i) are deemed to be transferred with such shares of Common Stock, (ii) are not exercisable and (iii) are also issued in respect of future issuances of Common
Stock, in each case in clauses (i) through (iii) until the occurrence of a specified event or events ("Trigger Event"), shall for purposes of this Section 1304 not be deemed issued until the occurrence of the earliest Trigger Event.

          (h) For the purpose of any computation under this paragraph and paragraphs (b), (d) and (e) of this Section, the current market price per share of Common Stock (the "Current Market Price") on any date shall be deemed to be the average of the daily Closing Prices for the five consecutive Trading Days selected by the Company commencing not more than 20 Trading Days before, and ending not later than, the date in question; provided, however, that (i) if the "ex" date for any event (other than the issuance or distribution requiring such computation) that requires an adjustment to the Conversion Price pursuant to paragraph (a), (b), (c), (d), (e) or (f) above occurs on or after the 20th Trading Day prior to the date in question and prior to the "ex" date for the issuance or distribution requiring such computation, the Closing Price for each Trading Day prior to the "ex"

date for such other event shall be adjusted by multiplying such Closing
Price by the same fraction by which the Conversion Price is so required to be adjusted as a result of such other event, (ii) if the "ex" date for any event (other than the issuance or distribution requiring such computation) that requires an adjustment to the Conversion Price pursuant to paragraph (a), (b), (c), (d), (e) or (f) above occurs on or after the "ex" date for the issuance or distribution requiring such computation and on or prior to the date in question, the Closing Price for each Trading Day on and after the "ex" date for such other event shall be adjusted by multiplying such Closing Price by the reciprocal of the fraction by which the Conversion Price is so required to be adjusted as a result of such other event, and (iii) if the "ex" date for the issuance or distribution requiring such computation is on or prior to the date in question, after taking into account any adjustment required pursuant to clause (ii) of this proviso, the Closing Price for each Trading Day on or after such "ex" date shall be adjusted by adding thereto the amount of any cash and the fair market value on the date in question (as determined by the Board of Directors in a manner consistent with any determination of such value for purposes of paragraph (d) or
(e) of this Section, whose determination shall be conclusive and described in a Board Resolution) of the evidences of indebtedness, shares of capital stock or assets being distributed applicable to one share of Common Stock as of the close of business on the day before such "ex" date. For the purpose of any computation under paragraph (f) of this Section, the Current Market Price on any date shall be deemed to be the average of the daily Closing Prices for the five consecutive Trading
Days selected by the Company commencing on or after the latest (the
"Commencement Date") of (i) the date 20 Trading Days before the date in question, (ii) the date of commencement of the tender offer requiring such computation and (iii) the date of the last amendment, if any, of such tender offer involving a change in the maximum number of shares for which tenders are sought or a change in the consideration offered, and ending not later than the Expiration Time of such tender offer;
provided, however, that if the "ex" date for any event (other than the tender offer requiring such computation) that requires an adjustment to the Conversion Price pursuant to paragraph (a), (b), (c), (d), (e) or
(f) above occurs on or after the Commencement Date and prior to the Expiration Time for the tender offer requiring such computation, the Closing Price for each Trading Day prior to the "ex" date for such other event shall be adjusted by multiplying such Closing Price by the same fraction by which the Conversion Price is so required to be adjusted as a result of such other event. The closing price for any Trading Day
(the "Closing Price") shall be the last reported sales price regular way or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices regular way, in either case on the New York Stock Exchange or, if the Common Stock is not listed or admitted to trading on such exchange, on the principal national securities exchange on which the Common Stock is listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, on the NASDAQ, National Market System or, if the Common Stock is not listed or admitted to trading on any national securities exchange or quoted on such National Market System, the average of the closing bid and asked prices in the over-the-counter market as furnished by any New York Stock Exchange member firm selected from time to time by the Company for that purpose. For purposes of this paragraph, the term "Trading Day" means each Monday, Tuesday, Wednesday, Thursday and Friday, other than any day on which securities are generally not traded on the applicable securities exchange or in the applicable securities market and the term "ex" date", (i) when used with respect to any issuance or distribution, means the first date on which the Common Stock trades regular way on the relevant exchange or in the relevant market from which the Closing Prices were obtained without the right to receive such issuance or distribution, (ii) when used with respect to any subdivision or combination of shares of Common Stock, means the first date on which the Common Stock trades regular way on such exchange or in such market after the time at which such subdivision or combination becomes effective, and (iii) when used with respect to any tender offer means the first date on which the Common Stock trades regular way on such exchange or in such market after the last time that tenders may be made pursuant to such tender offer (as it shall have been amended).

          (i)     The Company may make such reductions in the Conversion
Price, in addition to those required by paragraphs (a), (b), (c), (d),
(e) and (f) of this Section, as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights shall not be taxable to the recipients or, if that is not possible, to diminish any income taxes that are otherwise payable because of such event.

          (j) No adjustment in the Conversion Price shall be required unless such adjustment (plus any other adjustments not previously made by reason of this paragraph (j)) would require an increase or decrease of at least 1% in the Conversion Price; provided, however, that any adjustments which by reason of this paragraph (j) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

          (k)     Notwithstanding any other provision of this Section
1304, no adjustment to the Conversion Price shall reduce the Conversion
Price below the then par value per share of the Common Stock, and any such purported adjustment shall instead reduce the Conversion Price to such par value. The Company hereby covenants not to take any action to increase the par value per share of the Common Stock.

SECTION 1305.     Notice of Adjustments of Conversion Price.

          Whenever the Conversion Price is adjusted as herein provided:

          (a)     the Company shall compute the adjusted Conversion
Price in accordance with Section 1304 and shall prepare a certificate signed by the Treasurer of the Company setting forth the adjusted
Conversion Price and showing in reasonable detail the facts upon which such adjustment is based, and such certificate shall forthwith be filed
(with a copy to the Trustee) at each office or agency maintained for the purpose of conversion of Securities pursuant to Section 1002; and

          (b) a notice stating that the Conversion Price has been adjusted and setting forth the adjusted Conversion Price shall forthwith be prepared, and as soon as practicable after it is prepared, such notice shall be mailed by the Company to all Holders at their last addresses as they shall appear in the Security Register.

SECTION 1306.     Notice of Certain Corporate Action.

          In case:

          (a) the Company shall declare a dividend (or any other distribution) on its Common Stock payable (i) otherwise than exclusively in cash or (ii) exclusively in cash in an amount that would require a Conversion Price adjustment pursuant to paragraph (e) of Section 1304;
or

          (b) the Company shall authorize the granting to the holders of its Common Stock of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any other rights
(excluding shares of capital stock or options for capital stock issued pursuant to a benefit plan for employees, officers or directors of the Company); or

          (c) of any reclassification of the Common Stock (other than a subdivision or combination of the outstanding shares of Common
Stock), or of any consolidation, merger or share exchange to which the Company is a party and for which approval of any stockholders of the Company is required, or of the sale or transfer of all or substantially all of the assets of the Company; or

          (d) of the voluntary or involuntary dissolution, liquidation or winding up of the Company; or

          (e) the Company or any Subsidiary shall commence a tender offer for all or a portion of the outstanding shares of Common Stock (or shall amend any such tender offer to change the maximum number of shares being sought or the amount or type of consideration being offered therefor);

then the Company shall cause to be filed at each office or agency maintained pursuant to Section 1002, and shall cause to be mailed to all Holders at their last addresses as they shall appear in the Security
Register, at least 21 days (or 11 days in any case specified in clause
(a), (b) or (e) above) prior to the applicable record, effective or expiration date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution or granting of rights or warrants, or, if a record is not to be taken, the date as of which the holders of Common Stock of record who will be entitled to such dividend, distribution, rights or warrants are to be determined, (y) the date on which such reclassification, consolidation, merger, share exchange, sale, transfer, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, share exchange, sale, transfer, dissolution, liquidation or winding up, or (z) the date on which such tender offer commenced, the date on which such tender offer is scheduled to expire unless extended, the consideration offered and the other material terms thereof (or the material terms of any amendment thereto). Neither the failure to give any such notice nor any defect therein shall affect the legality or validity of any action described in clauses (a) through (e) of this Section 1306.

SECTION 1307.     Taxes on Conversions.




          The Company will pay any and all taxes that may be payable in respect of the issue or delivery of shares of Common Stock on conversion of Securities pursuant hereto. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares of Common Stock in a name other than that of the Holder of the Security or Securities to be converted, and no such issue or delivery shall be made unless and until the Person requesting such issue has paid to the Company the amount of any such tax, or has established to the satisfaction of the Company that such tax has been paid.

SECTION 1308.     Cancellation of Converted Securities.

          All Securities delivered for conversion shall be delivered to the Trustee to be cancelled by or at the direction of the Trustee, which shall dispose of the same as provided in Section 309.

SECTION 1309.     Provisions of Consolidation, Merger or Sale of Assets.

          In case of any consolidation of the Company with, or merger of the Company into, any other Person, any merger of another Person into the Company (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock) or any sale or transfer of all or substantially all of the assets of the Company, the Person formed by such consolidation or resulting from such merger or which acquires such assets, as the case may be, shall execute and deliver to the Trustee a supplemental indenture providing that the Holder of each Security then outstanding shall have the right thereafter, during the period such Security shall be convertible as specified in Section 1301, to convert such Security only into the kind and amount of securities, cash and other property, if any, receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Common Stock into which such Security might have been converted immediately prior to such consolidation, merger, sale or transfer, assuming such holder of Common
Stock (a) is not a Constituent Person or an Affiliate of a Constituent
Person and (b) failed to exercise his rights of election, if any, as to the kind or amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer (provided that if the kind or amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer is not the same for each nonelecting share, then for the purpose of this Section the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by each nonelecting share shall be deemed to be the kind and amount so receivable per share by a plurality of the nonelecting shares). Such supplemental indenture shall provide for adjustments which, for events subsequent to the effective date of such supplemental indenture, shall be as nearly equivalent as may be practicable to the adjustments provided for in this Article. The above provisions of this Section shall similarly apply to successive consolidations, mergers, sales or transfers.


     ARTICLE FOURTEEN

     Redemption at Holder's Option



SECTION 1401.     Right to Redemption.

          (a) Upon the occurrence of a Redemption Event, each Holder of Securities shall have the right, at the Holder's option, to require the Company to redeem on the Redemption Date all or any portion (equal to $1,000 or any integral multiple thereof) of the Holder's Securities for Common Stock at the Redemption Price equal to 100% of the principal amount of the Securities to be so redeemed, together with accrued interest to the Redemption Date payable in cash. The Redemption Date for purposes of this Article Fourteen shall be the 60th day after the occurrence of a Redemption Event.

          (b) A "Redemption Event" shall be deemed to have occurred at such time as (i) any Person, which for this purpose shall include any group as defined by Sections 13(d) and 14(d)(2) of the Exchange Act, becomes the Beneficial Owner, directly or indirectly, of shares of stock of the Company, entitling such Person to exercise 50% or more of the total voting power of all classes of stock of the Company, entitled to vote in elections of directors or (ii) Continuing Directors cease to constitute at least a majority of the Board of Directors of the Company.

SECTION 1402.     Applicability of Article.

          Redemption of Securities at the election of the Holder thereof shall be made in accordance with the provisions of this Article.

SECTION 1403.     Notice of Redemption Event.

          Unless the Company shall have theretofore called all the outstanding securities for redemption pursuant to Article Eleven, notice with respect to a Redemption Event shall be given by first class mail, postage prepaid, mailed not more than 15 days after the occurrence of such Redemption Event, to each Holder of Securities, at his address appearing in the Security Register, but failure to give such notice by mailing in the manner herein provided to the Holder of any Security, or any defect in the notice to any Holder, shall not affect the validity of the proceedings for the redemption of any other Security.

          All such notices shall state:

          (a)     the event constituting the Redemption Event;

          (b)     the Redemption Date;

          (c)     the Redemption Price;

          (d) that on the Redemption Date the Redemption Price will become due and payable upon each Security with respect to which a Holder has elected redemption, and interest thereon shall cease to accrue on and after such date;

          (e) the place or places where such Securities are to be surrendered for payment of the Redemption Price, and that the Securities must be surrendered at such place[s] to collect the Redemption Price;
and

          (f) the date on which the Holder must exercise its redemption option.

          Notice of a Redemption Event shall be given by the Company or, at the Company's request, by the Trustee in the name and at the expense of the Company.

          No failure of the Company to give the foregoing notice shall limit any Holder's right to require the redemption of Securities pursuant to this Article.

SECTION 1404.     Notice of Election.

          A Holder of Securities electing to require redemption of all or any portion of such Securities shall make such election by delivering to the office or agency to be maintained by the Company pursuant to
Section 1002 not later than two Business Days prior to the Redemption
Date a validly executed notice of election ("Notice of Election"), setting forth the name of the Holder, the principal amount of the
Securities, or portions thereof, with respect to which an election to require redemption is being made and a statement that the election to
require redemption is being made thereby.     A Notice of Election shall
be irrevocable.

SECTION 1405.     Securities Payable on Redemption Date.

          The Securities with respect to which Holders shall have elected to require redemption shall, on the Redemption Date, become due and payable at the Redemption Price, and from and after such date such Securities shall not bear interest. Upon surrender of any such Security for redemption in accordance with any Notice of Election pursuant to
Section 1404, such Security shall be paid by the Company at the Redemption Price; provided, however, that installments of interest whose Stated Maturity is prior to or on the Redemption Date and after the relevant Record Dates shall be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Record Dates according to their terms and the provisions of Section 307.

          If any Security to be redeemed shall not be so paid upon surrender thereof for redemption, the principal shall, until paid, bear interest from the Redemption Date at the rate borne by the Security.

SECTION 1406.     Securities Redeemed in Part.

          Any Security that is to be redeemed only in part shall be surrendered at any office or agency of the Company designated for that purpose pursuant to Section 1002 (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing), and the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Security without service charge, a new Security or Securities, of any authorized denomination as requested by such Holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Security so surrendered.

          For all purposes of this Article, unless the context otherwise requires, all provisions relating to the redemption of Securities shall relate, in the case of any Security redeemed or to be redeemed only in part, to the portion of the principal amount of such Security that has been or is to be redeemed.

SECTION 1407.     Fractions of Shares.

          No fractional shares of Common Stock shall be issued upon redemption of Securities pursuant to Section 1401. If more than one
Security shall be surrendered for redemption at one time by the same
Holder, the number of full shares which shall be issuable upon redemption thereof shall be computed on the basis of the aggregate principal amount of the Securities (or specified portions thereof) so surrendered. Instead of any fractional share of Common Stock which would otherwise be issuable upon redemption of any Security or Securities, the Company shall pay a cash adjustment in respect of such fraction in an amount equal to the same fraction of the Closing Price at the close of business on the Redemption Date (or, if such day is not a Trading Day, on the Trading Day immediately preceding such day).



          This instrument may be executed in any number of counterparts each of which when so executed shall be deemed to be an original, but all such Counterparts shall together constitute but one and the same instrument.



          IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.


                         ROLLINS ENVIRONMENTAL SERVICES, INC.



                           By: /s/ Nicholas Pappas

                           Name: Nicholas Pappas
                           Title: President

Attest:



                         TEXAS COMMERCE BANK NATIONAL ASSOCIATION,
                                                       as Trustee



                           By: /s/ Peterson Foster
                           Name:Peterson Foster
                           Title: Executive Vice President

Attest:





                              )     ss.:
                              )



          On the           day of March, 1995, before me personally came
- -------------, to me known, who, being by me duly sworn, did depose and say that he is ---------------------- of Rollins Environmental Services,
Inc., one of the corporations described in and which executed the foregoing instrument; that he knows the seal of said corporation; that the seal affixed to said instrument is such corporate seal; that it was so affixed by authority of the Board of Directors of said corporation;
and that he signed his name thereto by like authority.







                              )     ss.:
                              )



          On the ------- day of March, 1995, before me personally came -
- ------------, to me known, who, being by me duly sworn, did depose and say that he is --------- of Texas Commerce Bank National Association, a national banking association organized under the laws of the United
States of America, one of the entities described in and which executed the foregoing instrument; that he knows the seal of said association;
that the seal affixed to said instrument is such seal; that it was so affixed by authority of the Board of Directors of said association; and that he signed his name thereto by like authority.









